UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 6, 2022

Brigham Minerals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38870	83-1106283
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5914 W. Courtyard Drive, Suite 200

Austin, TX 78730

(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (512) 220-6350

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01	MNRL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 6, 2022, Brigham Minerals, Inc., a Delaware corporation (the “Company”) and Brigham Minerals Holdings, LLC, a Delaware limited liability company and subsidiary of the Company (“Opco LLC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sitio Royalties Corp., a Delaware corporation (“Sitio”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and subsidiary of Sitio (“Opco LP”), Snapper Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Sitio (“New Parent”), Snapper Merger Sub IV, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Brigham Merger Sub”), Snapper Merger Sub V, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Sitio Merger Sub”), and Snapper Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Opco LP (“Opco Merger Sub LLC”). Capitalized terms used herein but not otherwise defined will have the meanings ascribed to them in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, Sitio will acquire the Company in an all-stock transaction through: (i) the merger of Brigham Merger Sub with and into the Company (the “Company Merger”), with the Company surviving the Company Merger as a wholly owned subsidiary of New Parent, (ii) the merger of Sitio Merger Sub with and into Sitio (the “Sitio Merger”), with Sitio surviving the Sitio Merger as a wholly owned subsidiary of New Parent, and (iii) the merger of Opco Merger Sub LLC with and into Opco LLC (the “Opco Merger,” and, together with the Company Merger and the Sitio Merger, the “Mergers”), with Opco LLC surviving the Opco Merger as a wholly owned subsidiary of Opco LP, in each case on the terms set forth in the Merger Agreement. The Sitio Merger and the Company Merger shall become effective concurrently (such time as the Sitio Merger and the Company Merger become effective, the “First Effective Time”), and the Opco Merger shall become effective immediately following the First Effective Time (such time as the Opco Merger becomes effective, the “Second Effective Time”).

On the terms and subject to the conditions set forth in the Merger Agreement, (i) at the First Effective Time, (A) each share of the Company’s Class A common stock, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive 1.133 fully-paid and nonassessable shares of Class A common stock, par value $0.0001 per share, of New Parent (the “New Parent Class A Common Stock”), (B) each share of the Company’s Class B common stock, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive 1.133 fully-paid and nonassessable shares of Class C common stock, par value $0.0001 per share, of New Parent (the “New Parent Class C Common Stock”), (C) each share of Sitio’s Class A common stock, par value $0.0001 per share (the “Sitio Class A Common Stock”), issued and outstanding immediately prior to the First Effective Time will be converted into one share of New Parent Class A Common Stock and (D) each share of Sitio’s Class C common stock, par value $0.0001 per share (the “Sitio Class C Common Stock” and, together with Sitio Class A Common Stock, the “Sitio Common Stock”), issued and outstanding immediately prior to the First Effective Time, will be converted into one share of New Parent Class C Common Stock, in each case, excluding shares owned by the Company, Sitio or any wholly owned subsidiary of the Company or Sitio and, to the extent applicable, shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the Delaware General Corporation Law and, (ii) at the Second Effective Time, each Opco LLC Unit issued and outstanding immediately prior to the Second Effective Time will be converted into the right to receive 1.133 common units representing limited partnership interests in Opco LP (the “Opco LP Units”).

As a result of the Mergers and as of the closing of the Mergers (the “Closing”), Sitio stockholders immediately prior to the First Effective Time will own approximately 54% of the outstanding shares of New Parent, and Brigham stockholders immediately prior to the First Effective Time will own approximately 46% of the outstanding shares of New Parent. Following the Closing, New Parent will operate under the name “Sitio Royalties Corp.”

The completion of the Mergers is subject to certain customary mutual conditions, including (i) the receipt of the required approvals from the Company’s and Sitio’s respective stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act, (iii) the absence of any governmental order or law that makes consummation of the Mergers illegal or otherwise prohibited, (iv) New Parent’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), and (v) the shares of New Parent Class A Common Stock issuable in connection with the Merger having been authorized for listing on the New York Stock Exchange, subject to official notice of issuance. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the absence of a material adverse effect on the other party, the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt by such party of a favorable tax opinion.

Pursuant to the Merger Agreement, Sitio, as the sole stockholder of New Parent, agreed to elect as directors of New Parent, to be effective as of the First Effective Time, (i) five persons designated by Sitio, who, prior to the First Effective Time, are members of Sitio’s board of directors, to the board of directors of New Parent (the “New Parent Board”) and (ii) four persons designated by the Company, who, prior to the First Effective Time, are members of the board of directors of the Company (the “Company Board” and such persons, the “Company Designated Directors”), to the New Parent Board. The New Parent Board will consist of nine directors. New Parent agreed, following the Closing, to take all actions reasonably necessary to ensure that each Company Designated Director is included in the slate of nominees recommended by the New Parent Board to the stockholders of New Parent for election as directors at the 2023 annual meeting of stockholders of New Parent.

The Merger Agreement also contains covenants of the Company, including, among other things, covenants (i) not to solicit proposals relating to alternative transactions, (ii) subject to certain exceptions, not to enter into discussions concerning or provide information in connection with alternative transactions, (iii) subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement, (iv) not to fail to make, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Sitio, the Company Board’s recommendation that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby (the “Company Board Recommendation”), and (v) not to recommend the approval or adoption of, or publicly propose to recommend, approve or adopt, any competing proposal.

Prior to, but not after, receipt of the approval of the Merger Agreement and the transactions contemplated thereby by the Company’s stockholders (the “Company Stockholder Approval”), the Company Board may, in response to an unsolicited superior proposal for an alternative transaction or an intervening event, effect a change to the Company Board Recommendation (a “Company Change of Recommendation”) in certain limited circumstances, subject to complying with certain notice and other specified conditions, including giving Sitio the opportunity to propose revisions to the terms of the Merger Agreement during the applicable match right period as set forth in the Merger Agreement.

The Merger Agreement contains certain termination rights for each of the Company and Sitio, including, among other rights, the right to terminate (i) by mutual written consent of the Company and Sitio, (ii) by either the Company or Sitio, if (A) the Closing has not occurred on or before 5:00 p.m. Houston, Texas time on June 6, 2023, (B) the other party breaches any of their respective representations or warranties or if such party fails to perform their respective covenants, such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant, as applicable, is not cured or cannot be cured in accordance with the terms of the Merger Agreement or (C) the Company Stockholder Approval has not been obtained upon a vote at a duly held special meeting of the Company’s stockholders to vote upon the transactions contemplated by the Merger Agreement, (iii) by Sitio, in the event of a Company Change of Recommendation, upon which the Company will be required to pay Sitio a termination fee of $65,000,000 (the “Company Termination Fee”), and (iv) by the Company, in order to enter into a definitive agreement with respect to a superior proposal, upon which the Company will be required to pay Sitio the Company Termination Fee.

In the event the Merger Agreement is terminated by either the Company or Sitio due to a breach of the other party’s representations, warranties or covenants or inaccuracy of such party’s representations such that certain conditions to closing cannot be satisfied and, in each case, such breach is not cured in accordance with the terms of the Merger Agreement, and (i) an alternative proposal has been made prior to such termination and (ii) the breaching party enters into a definitive agreement with respect to any alternative transaction within six months after the date of such termination involving more than 50% of the breaching party’s equity or assets, then the breaching party will be required to pay the non-breaching party a termination fee. Under these circumstances, if Sitio is the breaching party, then Sitio will be required to pay the Company a termination fee of $75,000,000. If the Company is the breaching party, then the Company will be required to pay Sitio the Company Termination Fee.

The Merger Agreement contains customary representations and warranties of the Company and Sitio relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and Sitio, including, among others, covenants relating to the conduct of their respective businesses during the interim period between the date of the Merger Agreement and the Closing, the obligation of each party to refrain from taking certain actions without the other party’s consent and the obligation of the Company to call a meeting of its stockholders for purposes of obtaining the Company Stockholder Approval.

Pursuant to the Merger Agreement, Sitio and New Parent agreed to enter into, at or prior to the Closing, a Registration Rights Agreement (the “Registration Rights Agreement”), in substantially the form attached as Exhibit B to the Merger Agreement, with certain holders pursuant to which New Parent will agree to file within 15 business days after the Closing a shelf registration statement under the Securities Act to permit the public resale of certain securities of New Parent held by such holders and use its commercially reasonable efforts to cause such registration statement to become effective as soon as practicable after the filing thereof, subject to certain customary thresholds and conditions. Sitio and New Parent will agree to pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement, and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Sitio or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Company or Sitio included in their public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting and Support Agreements

Immediately following the execution and delivery of the Merger Agreement, the Company, Sitio and each of (a) BX Royal Aggregator LP, a Delaware limited partnership (“Royal Aggregator”) and Rock Ridge Royalty Company LLC, a Delaware limited liability company (“Rock Ridge” and together with Royal Aggregator, “Blackstone”), (b) KMF DPM HoldCo, LLC (“KMF”), Chambers DPM HoldCo, LLC (“Chambers”, and together with KMF, “Kimmeridge”) and (c) Source Energy Leasehold, LP, a Delaware limited partnership (“SEL”) and Permian Mineral Acquisitions, LP, a Delaware limited partnership (“PMA” and together with SEL, “Oaktree” and, collectively with Blackstone and Kimmeridge, the “Supporting Stockholders”) entered into Voting and Support Agreements (the “Support Agreements”). The Support Agreements provide, among other things, the obligation of the Supporting Stockholders, collectively representing approximately 83.7% of the issued and outstanding shares of Sitio Common Stock, to approve the transactions contemplated by the Merger Agreement via written consent on the terms set forth therein, and, for certain of the Supporting Stockholders, to vote in favor of the Company Designated Directors to be nominated to the New Parent Board at the 2023 annual meeting of stockholders of New Parent. Pursuant to the Support Agreements with Kimmeridge and Oaktree, Kimmeridge and Oaktree, which collectively represent approximately 58.9% of the issued and outstanding shares of Sitio Common Stock, agreed not to transfer or otherwise dispose of any Sitio Class A Common Stock, Sitio Class C Common Stock or Opco LP Units beneficially owned by them, other than certain permitted transfers, during the term of the Support Agreements.

The foregoing description of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreements, copies of which are filed as Exhibits 10.1, 10.2 and 10.3 to this Current Report on Form 8-K and are incorporated herein by reference.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between the Company and Sitio. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, the post-combination company, New Parent, will file with the SEC a registration statement on Form S-4, which will include a proxy statement of the Company, a consent solicitation statement of Sitio and a prospectus of New Parent. The Merger will be submitted to the Company’s stockholders for their consideration. The Company, Sitio and New Parent may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the stockholders of the Company and Sitio. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that will be filed with the SEC or any other documents that the Company, Sitio or New Parent may file with the SEC or send to stockholders of the Company or Sitio in connection with the Merger. INVESTORS AND STOCKHOLDERS OF THE COMPANY AND SITIO ARE URGED TO READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Company, Sitio or New Parent, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The Company, Sitio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Merger. Information regarding the directors and executive officers of the Company is set forth in the Company’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Stockholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between the Company and Sitio, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, the Company’s and Sitio’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,”

“believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the Company’s and Sitio’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, the Company and Sitio disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. the Company and Sitio caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company and Sitio. These risks include, but are not limited to, the post-combination company’s ability to successfully integrate the Company’s and Sitio’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that the Company or Sitio will not, or that following the Merger, New Parent will not, be able to retain and hire key personnel; the risk associated with the Company’s and Sitio’s ability to obtain the approvals of their respective stockholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance New Parent (including the repayment of certain of the Company’s indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of New Parent’s common stock; and the diversion of the Company’s and Sitio’s management’s time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the Company’s and Sitio’s expectations and projections can be found in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Sitio’s periodic filings with the SEC, including Sitio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Part II, Item 1A “Risk Factors” in Sitio’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Company’s and Sitio’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of September 6, 2022, by and among Brigham Minerals, Inc., Brigham Mineral Holdings LLC, Sitio Royalties Corp., Sitio Royalties Operating Partnership, LP, Snapper Merger Sub I, Inc. and Snapper Merger Sub II, LLC.

10.1	Support Agreement, dated as of September 6, 2022, by and among Brigham Minerals, Inc., Sitio Royalties Corp., and BX Royal Aggregator LP and Rock Ridge Royalty Company LLC.

10.2	Support Agreement, dated as of September 6, 2022, by and among Brigham Minerals, Inc., Sitio Royalties Corp., KMF DPM HoldCo, LLC and Chambers DPM HoldCo, LLC.

10.3	Support Agreement, dated as of September 6, 2022, by and among Brigham Minerals, Inc., Sitio Royalties Corp., Source Energy Leasehold, LP and Permian Mineral Acquisitions, LP.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHAM MINERALS, INC.

By:	/s/ Kari A. Potts
Name:	Kari A. Potts
Title:	Vice President, General Counsel, Compliance Officer and Corporate Secretary

Date: September 9, 2022

EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

SITIO ROYALTIES CORP.,

SITIO ROYALTIES OPERATING PARTNERSHIP, LP,

SNAPPER MERGER SUB I, INC.,

SNAPPER MERGER SUB II, LLC,

BRIGHAM MINERALS, INC.

and

BRIGHAM MINERALS HOLDINGS, LLC

Dated as of September 6, 2022

TABLE OF CONTENTS

Page

ARTICLE I
CERTAIN DEFINITIONS

1.1	Certain Definitions	3
1.2	Terms Defined Elsewhere	3

ARTICLE II
THE MERGERS

2.1	Post-Signing Transactions; The Mergers	6
2.2	Closing	8
2.3	Effects of the Mergers	8
2.4	Organizational Documents	8
2.5	Directors and Officers	9

ARTICLE III
EFFECT OF THE MERGERS ON THE CAPITAL STOCK AND OTHER EQUITY INTERESTS OF THE CONSTITUENT ENTITIES; EXCHANGE

3.1	Effect of the Company Merger	10
3.2	Effect of the Parent Merger	11
3.3	Conversion of Opco LLC Units	12
3.4	Treatment of Company Equity Compensation Awards	13
3.5	Treatment of Parent Equity Compensation Awards.	15
3.6	Parent Warrants.	16
3.7	Exchange	17
3.8	Dissenters’ Rights	23

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

4.1	Organization, Standing and Power	24
4.2	Capital Structure	25
4.3	Authority; No Violations; Consents and Approvals	26
4.4	Consents	27
4.5	SEC Documents; Financial Statements	28
4.6	Absence of Certain Changes or Events	29
4.7	No Undisclosed Material Liabilities	29
4.8	Information Supplied	29
4.9	Company Permits; Compliance with Applicable Law	30
4.10	Compensation; Benefits	30
4.11	Labor Matters	31
4.12	Taxes	32

i

4.13	Litigation	33
4.14	Intellectual Property	34
4.15	Real Property	34
4.16	Mineral Property Matters	34
4.17	Environmental Matters	36
4.18	Material Contracts	37
4.19	Derivative Transactions	38
4.20	Insurance	39
4.21	Opinion of Financial Advisor	39
4.22	Brokers	39
4.23	Takeover Law	39
4.24	No Additional Representations	40

ARTICLE V
REPRESENTATION AND WARRANTIES OF THE PARENT PARTIES

5.1	Organization, Standing and Power	40
5.2	Capital Structure	41
5.3	Authority; No Violations, Consents and Approvals	43
5.4	Consents	44
5.5	SEC Documents	44
5.6	Absence of Certain Changes or Events	45
5.7	No Undisclosed Material Liabilities	45
5.8	Information Supplied	46
5.9	Parent Permits; Compliance with Applicable Law	46
5.10	Compensation; Benefits	46
5.11	Labor Matters	48
5.12	Taxes	48
5.13	Litigation	50
5.14	Intellectual Property	50
5.15	Real Property	50
5.16	Mineral Property Matters	51
5.17	Environmental Matters	52
5.18	Material Contracts	53
5.19	Derivative Transactions	55
5.20	Insurance	55
5.21	Opinion of Financial Advisor	55
5.22	Brokers	55
5.23	Merger Subs	55
5.24	Ownership of Company Common Stock	56
5.25	No Additional Representations	56

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Mergers	57
6.2	Conduct of Parent Business Pending the Mergers	62
6.3	No Solicitation by the Company	66
6.4	[Reserved]	70
6.5	Preparation of Joint Consent Solicitation Statement/Proxy Statement/Prospectus and Registration Statement	70
6.6	Requisite Approvals	71
6.7	Company Stockholders Meeting	72
6.8	Access to Information	73
6.9	HSR and Other Approvals	74
6.10	Employee Matters	76
6.11	Indemnification; Directors’ and Officers’ Insurance	78
6.12	Agreement to Defend; Stockholder Litigation	80
6.13	Public Announcements	80
6.14	Advice of Certain Matters; Control of Business	81
6.15	Dividends	81
6.16	Transfer Taxes	81
6.17	Reasonable Best Efforts; Notification	81
6.18	Section 16 Matters	82
6.19	Listing Application	82
6.20	Registration Rights Agreement	82
6.21	Tax Matters	82
6.22	Takeover Laws	84
6.23	Obligations	84
6.24	Company Indebtedness	84
6.25	Use of Name	84

ARTICLE VII
CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Mergers	85
7.2	Additional Conditions to Obligations of the Parent Parties	86
7.3	Additional Conditions to Obligations of the Company Parties	87

ARTICLE VIII
TERMINATION

8.1	Termination	88
8.2	Notice of Termination; Effect of Termination	89
8.3	Expenses and Other Payments	90

ARTICLE IX
GENERAL PROVISIONS

9.1	Disclosure Letter Definitions	91
9.2	Survival	91
9.3	Notices	92
9.4	Rules of Construction	93
9.5	Counterparts	94
9.6	Entire Agreement; Third Party Beneficiaries	94
9.7	Governing Law; Venue; Waiver of Jury Trial	95
9.8	No Remedy in Certain Circumstances	96
9.9	Assignment	96
9.10	Specific Performance	96
9.11	Amendment	97
9.12	Extension; Waiver	97

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 6, 2022 (this “Agreement”), among Sitio Royalties Corp., a Delaware corporation (“Parent”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Opco LP”), Snapper Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“New Parent”), Snapper Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Opco LP (“Opco Merger Sub LLC”), Brigham Minerals, Inc., a Delaware corporation (the “Company”), and Brigham Minerals Holdings, LLC, a Delaware limited liability company (“Opco LLC”).

WHEREAS, the Parties intend to effect, (i) at the First Effective Time, (A) the merger (the “Company Merger”) of Bass Merger Sub (as defined herein) with and into the Company, with the Company continuing as the surviving corporation (the “Bass Surviving Corporation”), on the terms and subject to the conditions set forth herein and (B) the merger (the “Parent Merger” and, together with the Company Merger, the “Pubco Mergers”) of Snapper Merger Sub (as defined herein) with and into Parent, with Parent continuing as the surviving corporation (the “Snapper Surviving Corporation”), on the terms and subject to the conditions set forth herein, and (ii) at the Second Effective Time, the merger (the “Opco Merger,” and, together with the Pubco Mergers, the “Mergers”) of Opco Merger Sub LLC with and into Opco LLC, with Opco LLC continuing as the surviving entity (the “Opco Surviving Company”);

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Company Merger and the Opco Merger, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Company Merger and the Opco Merger, and (iii) resolved to recommend that the Company Stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Company Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Merger, are fair to, and in the best interests of, Parent and its stockholders (the “Parent Stockholders”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Merger, and (iii) resolved to recommend that the Parent Stockholders approve the Parent Merger;

WHEREAS, the Board of Directors of New Parent (the “New Parent Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Company Merger, Parent Merger and the issuance of the Merger Consideration pursuant to this Agreement (the “New Parent Stock Issuance”), are fair to, and in the best interests of, New Parent and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Company Merger, Parent Merger and the New Parent Stock Issuance, and (iii) resolved to recommend that its stockholders approve and adopt this Agreement;

WHEREAS, Opco LP, as the sole member of Opco Merger Sub LLC, has adopted this Agreement concurrently with its execution;

WHEREAS, the Company Board, on behalf of the Company in its capacity as the managing member of Opco LLC, has (i) determined that this Agreement and the transactions contemplated hereby, including the Opco Merger, are fair to, and in the best interests of, Opco LLC and its members and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Opco Merger;

WHEREAS, the Company, as the holder of more than a majority of the issued and outstanding Opco LLC Units and the managing member of Opco LLC, has adopted this Agreement and the transactions contemplated hereby, including the Opco Merger, concurrently with its execution (the “Opco Unitholder Approval”);

WHEREAS, following the execution and delivery of this Agreement, it is anticipated that Parent Stockholders representing at least a number of shares of Parent Common Stock sufficient to constitute the Parent Stockholder Approval will enter into support agreements in the forms attached hereto as Exhibit D-1, Exhibit D-2, and Exhibit D-3 (the “Support Agreements”), obligating such stockholders to approve the transactions contemplated by this Agreement via written consent on the terms set forth therein;

WHEREAS, as of the date of this Agreement, Parent is the sole stockholder of New Parent;

WHEREAS, as soon as practicable following the execution of this Agreement, (a) New Parent will form (i) a new Delaware corporation (“Bass Merger Sub”) and (ii) another new Delaware corporation (“Snapper Merger Sub”), and New Parent will be the sole stockholder of each of Bass Merger Sub and Parent Merger Sub upon their respective formation and (b) New Parent will cause Bass Merger Sub and Snapper Merger Sub to become a party to this Agreement by executing a Joinder Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) each Pubco Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the transfer of the stock of Parent and the stock of the Company to New Parent in exchange for stock of New Parent as a result of the Pubco Mergers constitute a transaction described in Section 351 of the Code (such intended tax treatment described in clauses (i) and (ii), the “Public Company Intended Tax Treatment”), (iii) the First Certificate of Merger and Second Certificate Merger each constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) with respect to the respective Pubco Mergers and (iv) the Opco Merger be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby Opco LLC is treated as the “terminating partnership” and Opco LP is treated as the “resulting partnership” (such intended tax treatment, the “Private Opco Intended Tax Treatment” and together with the Public Company Intended Tax Treatment, the “Intended Tax Treatments”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, New Parent, Opco LP, Opco Merger Sub LLC, the Company and Opco LLC, and, following the execution of applicable Joinder Agreements, Snapper Merger Sub, Bass Merger Sub and, solely for purposes of Section 6.21, Securityholder Representative, agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
2022 Company RSU Award	3.4(c)
Agreement	Preamble
Antitrust Authority	6.9(b)
Antitrust Laws	6.9(b)
Bass Merger Sub	Recitals
Bass Surviving Corporation	Recitals
Book-Entry Shares	3.7(b)(ii)
Certificates	3.7(b)(i)
Certificates of Merger	2.1(c)
Closing	2.2
Closing Date	2.2
Closing Tax Opinions	4.12(h)
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.10(e)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(b)(vi)
Company Contracts	4.18(b)
Company Designated Directors	2.5(b)
Company Disclosure Letter	Article IV
Company Employee	6.10(a)
Company Employee Benefit Plans	6.10(b)
Company Independent Petroleum Engineers	4.16(a)
Company Independent Reserve Reports	4.16(a)
Company Intellectual Property	4.14
Company Internal Reserve Report	4.16(a)
Company Material Adverse Effect	4.1

Definition	Section
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Merger	Recitals
Company Merger Consideration	3.1(b)(i)
Company Owned Real Property	4.15(a)
Company Permits	4.9
Company Plans	4.10(a)
Company Preferred Stock	4.2(a)
Company PSU Award	3.4(d)
Company Reserve Report	4.16(a)
Company RSU Award	3.4(c)
Company Stockholders	Recitals
Company Stockholders Meeting	4.8
Company Tax Certificate	6.21(a)
Competition Law Notifications	6.9(b)
Confidentiality Agreement	6.8(b)
Creditors’ Rights	4.3(a)
D&O Tail Policy	6.11(d)
Defensible Title	4.16(a) and 5.16(a)
Delaware Secretary of State	2.1(b)(i)
DGCL	2.1(b)(i)
Director RSU Award	3.4(a)
Dissenting Shares	3.8
Divestiture Action	6.9(b)
DLLCA	2.1(c)
Eligible Class A Shares	3.1(b)(i)
Eligible Class B Shares	3.1(b)(i)
Eligible Shares	3.1(b)(i)
email	9.3(b)
End Date	8.1(b)(ii)
Excess Shares	3.7(i)(ii)
Exchange Agent	3.7(a)
Exchange Fund	3.7(a)
Exchange Ratio	3.1(b)(i)
Excluded Company Shares	3.1(b)(iii)
Excluded Parent Shares	3.1(b)(iii)
First Certificate of Merger	2.1(b)(i)
First Effective Time	2.1(b)(ii)
GAAP	4.5(b)
HSR Act	4.4(a)
Indemnified Liabilities	6.11(a)
Indemnified Persons	6.11(a)
Intended Tax Treatments	Recitals
Intended Tax Treatments Covenant	6.21(a)

Definition	Section
Joinder Agreement	2.1(a)(ii)
Joint Consent Solicitation Statement/Proxy Statement/Prospectus	4.5(b)
Letter of Transmittal	3.7(b)(i)
Material Company Insurance Policies	4.20
Material Parent Insurance Policies	5.20
Merger Consideration	3.3(a)(i)
Mergers	Recitals
New Parent	Preamble
New Parent Bylaws	2.4(d)
New Parent Certificate of Incorporation	2.4(d)
New Parent Stock Issuance	Recitals
New Parent Warrant	3.6(a)
Opco Certificate of Merger	2.1(c)
Opco Exchange Ratio	3.3(a)(i)
Opco LLC	Preamble
Opco LP	Preamble
Opco Merger.	Recitals
Opco Merger Consideration	3.3(a)(i)
Opco Merger Sub LLC	Preamble
Opco Schedule	3.3(a)(i)
Opco Surviving Company	Recitals
Opco Unitholder Approval	Recitals
Parent	Preamble
Parent 401(k) Plan	6.10(e)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Certificate	3.2(b)(ii)
Parent Contracts	5.18(b)
Parent Disclosure Letter	Article V
Parent Independent Petroleum Engineers	5.16(a)
Parent Independent Reserve Reports	5.16(a)
Parent Internal Reserve Report	5.16(a)
Parent Intellectual Property	5.14
Parent Long Term Incentive Plan	5.2(a)
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15(a)
Parent Material Real Property Lease	5.15(b)
Parent Merger	Recitals
Parent Merger Consideration	3.2(b)(i)
Parent Owned Real Property	5.15(a)
Parent Permits	5.9
Parent Plans	5.10(a)
Parent PSU Award	3.5(c)
Parent Preferred Stock	5.2(a)
Parent Reserve Reports	5.16(a)

Definition	Section
Parent Restricted Stock Award	3.5(a)
Parent RSU Award	3.5(b)
Parent Stockholders	Recitals
Parent Tax Certificates	6.21(a)
Pre-2022 Company PSU Award	3.4(b)
Pre-2022 Company RSU Award	3.4(a)
Post-Signing Transactions	2.1(a)
Private Opco Intended Tax Treatment	Recitals
Pubco Mergers	Recitals
Public Company Intended Tax Treatment	Recitals
Registration Statement	4.8(a)
Second Effective Time	2.1(c)
Second Certificate of Merger	2.1(b)(ii)
Securityholder Representative	Recitals
Severance Plan	6.2(b)(ix)
Snapper Merger Sub	Recitals
Snapper Merger Sub Board	Recitals
Snapper Surviving Corporation	Recitals
Support Agreements	Recitals
Supporting Stockholders	Recitals
Terminable Breach	8.1(b)(iii)(B)
Transition Period	6.10(g)
Transferred Entity Marks	6.25

ARTICLE II

THE MERGERS

2.1 Post-Signing Transactions; The Mergers.

(a) The following shall occur as soon as practicable following the execution of this Agreement (collectively, the “Post-Signing Transactions”) as set forth below:

(i) New Parent shall form each of Bass Merger Sub and Snapper Merger Sub as Delaware corporations and become the sole stockholder of each of Bass Merger Sub and Snapper Merger Sub;

(ii) following the formation of Bass Merger Sub and Snapper Merger Sub, New Parent shall cause each of Bass Merger Sub and Snapper Merger Sub to take the applicable actions required by Section 6.6 and any other actions necessary to (A) cause each of Bass Merger Sub and Snapper Merger Sub to become a party to this Agreement as a “Parent Party” by executing the Joinder Agreement substantially in the form attached hereto as Exhibit C (the “Joinder Agreement”) and (B) approve the adoption of this Merger Agreement and the transactions contemplated hereby; and

(iii) the Company shall appoint a Person to act as Securityholder Representative solely for purposes of Section 6.21 and cause such Person to become a party to this Agreement by executing a Joinder Agreement.

(b) Company Merger and Parent Merger.

(i) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the First Effective Time, Bass Merger Sub shall be merged with and into the Company. Following the Company Merger, the separate corporate existence of Bass Merger Sub shall cease, and the Company shall continue as the Bass Surviving Corporation and a wholly owned Subsidiary of New Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL in connection with effecting the Company Merger.

(ii) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the First Effective Time, Snapper Merger Sub shall be merged with and into Parent. Following the Parent Merger, the separate corporate existence of Snapper Merger Sub shall cease, and Parent shall continue as the Snapper Surviving Corporation and a wholly owned Subsidiary of New Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL in connection with effecting the Parent Merger. The Parent Merger and the Company Merger shall become effective concurrently (such time as the Parent Merger and the Company Merger become effective, the “First Effective Time”).

(iii) In connection with the Company Merger and the Parent Merger and prior to the First Effective Time, New Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of New Parent Common Stock to permit the issuance of shares of New Parent Common Stock to the holders of shares of Parent Common Stock and Company Common Stock, respectively, as of the First Effective Time in accordance with the terms of this Agreement.

(c) Opco Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Second Effective Time, Opco Merger Sub LLC shall be merged with and into Opco LLC. Following the Opco Merger, the separate existence of Opco Merger Sub LLC shall cease, and Opco LLC shall continue as the Opco Surviving Company, a direct, wholly owned Subsidiary of Opco LP. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “Opco Certificate of Merger” and, together with the First Certificate of Merger and the Second Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DLLCA in connection with effecting the Opco Merger. The Opco Merger shall become effective one minute after the First Effective Time (the time the Opco Merger becomes effective being the “Second Effective Time”) as the Parties shall specify in the Opco Certificate of Merger.

2.2 Closing. The closing of the Mergers (the “Closing”), shall take place at 9:00 a.m., Houston, Texas time, on a date that is two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Vinson & Elkins L.L.P. in Houston, Texas, or such other place as Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs. The Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing. None of the Transactions described in Section 2.1 above shall be completed unless all of them are completed substantially concurrently in accordance with the terms of this Agreement.

2.3 Effects of the Mergers. At the First Effective Time and the Second Effective Time, as applicable, the Mergers shall have the effects set forth in this Agreement and the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Bass Merger Sub shall vest in the Bass Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Bass Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Bass Surviving Corporation, (b) at the First Effective Time, all the property, rights, privileges, powers and franchises of each of Parent and Snapper Merger Sub shall vest in the Snapper Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Parent and Snapper Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Snapper Surviving Corporation, and (c) at the Second Effective Time, all the property, rights, privileges, powers and franchises of each of Opco LLC and Opco Merger Sub LLC shall vest in the Opco Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Opco LLC and Opco Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Opco Surviving Company.

2.4 Organizational Documents.

(a) At the First Effective Time, the Organizational Documents of the Company in effect immediately prior to the First Effective Time shall continue to be the Organizational Documents of the Bass Surviving Corporation, until thereafter amended, subject to Section 6.11(b), in accordance with their respective terms and applicable Law.

(b) At the First Effective Time, the Organizational Documents of Parent in effect immediately prior to the First Effective Time shall continue to be the Organizational Documents of the Snapper Surviving Corporation, until thereafter amended, subject to Section 6.11(b), in accordance with their respective terms and applicable Law.

(c) At the Second Effective Time, the Organizational Documents of Opco LLC in effect immediately prior to the Second Effective Time shall continue to be the Organizational Documents of the Opco Surviving Company, until thereafter amended, subject to Section 6.11(b), in accordance with their respective terms and applicable Law.

(d) Prior to the Closing, Parent, as the sole stockholder of New Parent, and New Parent shall take all requisite action to cause the certificate of incorporation of New Parent (the “New Parent Certificate of Incorporation”) and the bylaws of New Parent (the “New Parent Bylaws”) in effect immediately following the Effective Time to be amended and restated to be in the same form as the Parent’s certificate of incorporation and bylaws in effect as of immediately prior to the Closing, except to the extent otherwise mutually agreed by Parent and the Company.

2.5 Directors and Officers.

(a) The Parties shall take all necessary action such that (i) from and after the First Effective Time, the directors and officers of Bass Merger Sub immediately prior to the First Effective Time shall be the directors and officers of the Bass Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Bass Surviving Corporation, (ii) from and after the First Effective Time, the officers of Snapper Merger Sub immediately prior to the First Effective Time shall be the officers of the Snapper Surviving Corporation, and such officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Snapper Surviving Corporation, and (iii) from and after the Second Effective Time, the officers of Opco Merger Sub LLC immediately prior to the Second Effective Time shall be the officers of the Opco Surviving Company, and such officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Opco Surviving Company.

(b) Prior to the Closing, Parent, as the sole stockholder of New Parent, shall take all action necessary to elect as directors of New Parent, effective as of the First Effective Time, (i) five (5) persons (who, prior to the First Effective Time, are members of the Parent Board) designated by Parent prior to the Closing and (ii) four (4) persons (who, prior to the First Effective Time, are members of the Company Board) designated by the Company prior to the Closing (the “Company Designated Directors”) (who, together with the persons in clause (i), shall be the sole directors of New Parent immediately after the First Effective Time), each to hold office in accordance with the New Parent Certificate of Incorporation and the New Parent Bylaws, and appoint the persons who are the officers of Parent immediately prior to the First Effective Time as officers holding the same offices of New Parent effective as of the First Effective Time, each such person to hold office in accordance with the New Parent Certificate of Incorporation and the New Parent Bylaws. Following the Closing, New Parent shall take all actions reasonably necessary to ensure that each Company Designated Director is included in the slate of nominees recommended by the New Parent Board to the stockholders of New Parent for election as directors at the 2023 annual meeting of stockholders of New Parent.

ARTICLE III

EFFECT OF THE MERGERS ON THE CAPITAL STOCK AND OTHER EQUITY INTERESTS OF THE CONSTITUENT ENTITIES; EXCHANGE

3.1 Effect of the Company Merger. At the First Effective Time, by virtue of the Company Merger and without any action on the part of New Parent, Bass Merger Sub, the Company or any holder of any Securities of New Parent, Bass Merger Sub or the Company:

(a) Capital Stock of Bass Merger Sub. Each share of capital stock of Bass Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into a number of shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of the Bass Surviving Corporation equal to the number of shares of Company Class A Common Stock and Company Class B Common Stock, respectively, outstanding immediately prior to the First Effective Time.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, (A) each share of Company Class A Common Stock issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Company Shares) (the “Eligible Class A Shares”) shall be converted into the right to receive from New Parent that number of fully paid and nonassessable shares of New Parent Class A Common Stock equal to the Exchange Ratio and (B) each share of Company Class B Common Stock issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Company Shares) (the “Eligible Class B Shares” and, together with the Eligible Class A Shares, the “Eligible Shares”) shall be converted into the right to receive from New Parent that number of fully-paid and nonassessable shares of New Parent Class C Common Stock equal to the Exchange Ratio (collectively, the “Company Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 1.133.

(ii) All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the First Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Company Merger Consideration and (B) in the case of holders of Company Class A Common Stock, any dividends or other distributions in accordance with Section 3.7(g) and any cash to be paid in lieu of any fractional shares of New Parent Class A Common Stock in accordance with Section 3.7(i), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.7.

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent, New Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub, Opco LLC or Opco Merger Sub LLC or by any wholly owned Subsidiary of the Company, Parent, New Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub, Opco LLC or Opco Merger Sub LLC immediately prior to the First Effective Time (collectively, “Excluded Company Shares”) shall automatically be cancelled and cease to exist as of the First Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Class A Common Stock, Company Class B Common Stock or Securities convertible or exchangeable into or exercisable for shares of Company Class A Common Stock or Company Class B Common Stock (including options to purchase Company Class A Common Stock or Company Class B Common Stock) or (ii) the number of shares of Parent Class A Common Stock, Parent Class C Common Stock, or Securities convertible or exchangeable into or exercisable for shares of Parent Class A Common Stock or Parent Class C Common Stock (including options to purchase Parent Class A Common Stock or Parent Class C Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the First Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Company Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c); provided that, nothing in this Section 3.1(c) shall be construed to permit the Company or Parent to take any action with respect to its Securities that is prohibited by the terms of this Agreement.

3.2 Effect of the Parent Merger. At the First Effective Time, by virtue of the Parent Merger and without any action on the part of New Parent, Snapper Merger Sub, Parent or any holder of any Securities of New Parent, Snapper Merger Sub or Parent:

(a) Capital Stock of Snapper Merger Sub. Each share of capital stock of Snapper Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into a number of shares of Class A common stock, par value $0.0001 per share, and Class C common stock, par value $0.0001 per share, of the Snapper Surviving Corporation equal to the number of shares of Parent Class A Common Stock and Parent Class C Common Stock, respectively, outstanding immediately prior to the First Effective Time.

(b) Capital Stock of Parent.

(i) Subject to the other provisions of this Article III, (A) each share of Parent Class A Common Stock issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Parent Shares) shall be converted into one (1) share of validly issued, fully paid and nonassessable New Parent Class A Common Stock and (B) each share of Parent Class C Common Stock issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Parent Shares) shall be converted one (1) share of validly issued, fully paid and nonassessable New Parent Class C Common Stock (collectively, the “Parent Merger Consideration”).

(ii) All such shares of Parent Common Stock, when so converted, shall cease to be outstanding and shall automatically be cancelled and cease to exist, and each (A) valid certificate or certificates which immediately prior to the First Effective Time represented any such shares of Parent Common Stock or (B) non-certificated share of Parent Common Stock held by book entry shall, upon the First Effective Time, represent shares of New Parent Common Stock (without any requirement for the surrender of any such certificates or non-certificated shares), with, in the case of clause (A), each certificate representing shares of Parent Common Stock prior to the First Effective Time (a “Parent Certificate”) representing automatically an equivalent number of shares of applicable New Parent Common Stock.

(iii) All shares of Parent Common Stock held by Parent as treasury shares or by the Company, New Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub, Opco LLC or Opco Merger Sub LLC or by any wholly owned Subsidiary of the Company, New Parent, Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub, Opco LLC or Opco Merger Sub LLC immediately prior to the First Effective Time (collectively, “Excluded Parent Shares”) shall automatically be cancelled and cease to exist as of the First Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Capital Stock of New Parent. At the First Effective Time, each share of capital stock of New Parent issued and outstanding immediately prior to the First Effective Time shall remain outstanding. Immediately following the First Effective Time, shares of capital stock of New Parent owned by the Snapper Surviving Corporation shall be surrendered to New Parent without payment therefor.

3.3 Conversion of Opco LLC Units.

(a) At the Second Effective Time, by virtue of the Opco Merger and without any action on the part of Parent, Opco LP, Opco Merger Sub LLC, Opco LLC or the holders of any Securities of Parent, Opco LP, Opco Merger Sub LLC or Opco LLC:

(i) Subject to the other provisions of this Article III, each Opco LLC Unit issued and outstanding immediately prior to the Second Effective Time, and all rights in respect thereof, shall be converted into the right to receive a number of Opco LP Units (the “Opco Exchange Ratio”) equal to the Exchange Ratio (the “Opco Merger Consideration” and, together with the Company Merger Consideration, the “Merger Consideration”). The Opco Merger Consideration shall be delivered to the holders of Opco LLC Units as set forth on Exhibit A (the “Opco Schedule”), which may be updated by Opco LLC from time to time after the date hereof until the date that is three (3) Business Days prior to the Closing Date solely to reflect transfers and exchanges in accordance with Opco LLC Agreement, with such updates to be concurrently delivered to Parent. The parties agree that (A) Opco LLC shall be solely responsible for the preparation of the Opco Schedule and determination of the amount of Opco Merger Consideration to be delivered to each holder of Opco LLC Units as set forth therein, (B) Opco LLC shall prepare the Opco Schedule in accordance with and in compliance with all relevant terms of the Opco LLC Agreement and applicable Law, (C) Opco LP shall have the right to conclusively rely on the Opco Schedule without investigation or verification of the accuracy of the contents thereof and (D) Opco LP and the Opco Surviving Company shall not have any liability arising out of this Agreement to any Person for any errors or inaccuracies in the Opco Schedule. The issuance of Opco LP Units by Opco LP, and the delivery thereof by the Opco Surviving Company or the Exchange Agent, in accordance with the Opco Schedule shall constitute full satisfaction of their respective obligations with respect to the issuance of the Opco Merger Consideration hereunder. As of the Second Effective Time, the Opco LLC Units issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of such Opco LLC Units shall cease to have any rights with respect thereto, except the right to receive (A) the Opco Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.7(g) and (C) any cash to be paid in lieu of any fractional Opco LP Units in accordance with Section 3.7(i), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.7.

(ii) Each unit of Opco Merger Sub LLC issued and outstanding immediately prior to the Second Effective Time shall be automatically exchanged for a number of units of the Opco Surviving Company equal to the number of Opco LLC Units issued and outstanding immediately prior to the Second Effective Time.

(b) The Opco Merger Consideration issuable in accordance with the terms of this Section 3.3, together with the right to receive dividends or other distributions in accordance with Section 3.7(g), if any, shall be in full satisfaction of all rights pertaining to the Opco LLC Units and any other equity interests of Opco LLC.

(c) Impact of Stock Splits, Etc. In the event of any change in the number of (i) Opco LLC Units or Securities convertible or exchangeable into or exercisable for Opco LLC Units or (ii) Opco LP Units or Securities convertible or exchangeable into or exercisable for Opco LP Units, in each case issued and outstanding after the date of this Agreement and prior to the Second Effective Time by reason of any unit split, reverse unit split, in-kind distribution, subdivision, reclassification, recapitalization, combination, exchange of units or the like, the Opco Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Opco Merger Consideration, subject to further adjustment in accordance with this Section 3.3(c); provided that, nothing in this Section 3.3(c) shall be construed to permit the Opco LLC to take any action with respect to its Securities that is prohibited by the terms of this Agreement.

3.4 Treatment of Company Equity Compensation Awards.

(a) Pre-2022 Company RSU Awards; Director RSU Awards. Immediately prior to the First Effective Time, each award of outstanding restricted stock units granted prior to January 1, 2022 (each, a “Pre-2022 Company RSU Award”) and each award of outstanding restricted stock units granted to a member of the Company Board (each, a “Director RSU Award”), in each case, that is subject solely to time-based vesting granted pursuant to the Company 2019 Plan, shall immediately vest in full and any forfeiture restrictions applicable to such Pre-2022 Company RSU Award or Director Award, as applicable, shall lapse immediately and, by virtue of the Company Merger and without any action on the part of the holder thereof, each restricted stock unit subject to a Pre-2022 Company RSU Award or Director Award, as applicable, shall be treated as a share of Company Class A Common Stock for all purposes of this Agreement, including the right to receive the Company Merger Consideration in accordance with the terms hereof. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under a Pre-2022 Company RSU Award or Director Award, as applicable, as of the First Effective Time shall vest immediately prior to the First Effective Time in accordance with the foregoing and be settled and paid in accordance with the terms and conditions set forth in the applicable award agreement governing such Pre-2022 Company RSU Award or Director Award, as applicable.

(b) Pre-2022 Company PSU Awards. Immediately prior to the First Effective Time, each award of outstanding restricted stock units granted prior to January 1, 2022 that is subject in whole or in part to performance-based vesting (each, a “Pre-2022 Company PSU Award”) granted pursuant to the Company 2019 Plan shall immediately vest and any forfeiture restrictions applicable to such Pre-2022 Company PSU Award shall lapse immediately based on the actual level of achievement with respect to the performance goals applicable to such Pre-2022 Company PSU Award for a truncated performance period that ends immediately prior to the First Effective Time and, by virtue of the Company Merger and without any action on the part of the holder thereof, each restricted stock unit subject to a Pre-2022 Company PSU Award that vests in accordance with the foregoing shall be treated as a share of Company Class A Common Stock for all purposes of this Agreement, including the right to receive the Company Merger Consideration in accordance with the terms hereof. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under a Pre-2022 Company PSU Award as of the First Effective Time shall vest immediately prior to the First Effective Time in accordance with the foregoing and be settled and paid in accordance with the terms and conditions set forth in the applicable award agreement governing such Pre-2022 Company PSU Award.

(c) 2022 Company RSU Awards. Immediately prior to the First Effective Time, each award of outstanding restricted stock units granted on or after January 1, 2022, other than a Director RSU Award, that is subject solely to time-based vesting (each, a “2022 Company RSU Award” and, together with the Pre-2022 Company RSU Awards and the Director RSU Awards, the “Company RSU Awards”) granted pursuant to the Company 2019 Plan, shall, effective as of the First Effective Time, by virtue of the Company Merger and without any action on the part of the holder thereof, cease to represent a 2022 Company RSU Award with respect to Company Class A Common Stock and shall thereafter constitute an award, on the same terms and conditions (including as to vesting and forfeiture) as were applicable under such 2022 Company RSU Award immediately prior to the First Effective Time, including any provisions for acceleration, with respect to the number (rounded to the nearest whole number) of shares of New Parent Class A Common Stock determined by multiplying (x) the number of shares of Company Class A Common Stock subject to such 2022 Company RSU Award immediately prior to the First Effective Time by (y) the Exchange Ratio. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under a 2022 Company RSU Award as of the First Effective Time shall be converted in accordance with the foregoing and remain subject to the same terms and conditions (including as to vesting and forfeiture) as were applicable under such 2022 Company RSU Award immediately prior to the First Effective Time.

(d) 2022 Company PSU Awards. Immediately prior to the First Effective Time, each award of outstanding restricted stock units granted on or after January 1, 2022, that is subject in whole or in part to performance-based vesting (each, a “2022 Company PSU Award” and, together with the Pre-2022 Company PSU Awards, the “Company PSU Awards”) granted pursuant to the Company 2019 Plan shall, effective as of the First Effective Time, by virtue of the Company Merger and without any action on the part of the holder thereof, cease to represent a 2022 Company

PSU Award with respect to Company Class A Common Stock and shall thereafter constitute an award, on the same terms and conditions (including as to vesting and forfeiture) as were applicable under such 2022 Company PSU Award immediately prior to the First Effective Time (other than any performance-based vesting conditions), including any provisions for acceleration, with respect to the number (rounded to the nearest whole number) of shares of New Parent Class A Common Stock determined by multiplying (x) the number of shares of Company Class A Common Stock that would have been earned under such 2022 Company PSU Award based on the actual level of achievement with respect to the performance goals applicable to such 2022 Company PSU Award for a truncated performance period that ends immediately prior to the First Effective Time by (y) the Exchange Ratio. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under a 2022 Company PSU Award as of the First Effective Time shall be converted in accordance with the foregoing and remain subject to the same terms and conditions (including as to vesting and forfeiture) as were applicable under such 2022 Company PSU Award immediately prior to the First Effective Time.

(e) Prior to the First Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to effectuate the treatment of the Company RSU Awards and the Company PSU Awards pursuant to the terms of this Section 3.4, and to take all actions reasonably required to effectuate any provision of this Section 3.4.

3.5 Treatment of Parent Equity Compensation Awards.

(a) Parent Restricted Stock Awards. Each award of outstanding restricted Parent Class A Common Stock subject to vesting, repurchase or other lapse restriction solely based on continued service (each, a “Parent Restricted Stock Award”) granted under the Parent Long Term Incentive Plan, shall, effective as of the First Effective Time, by virtue of the Parent Merger and without any action on the part of the holder thereof, cease to represent a Parent Restricted Stock Award with respect to Parent Class A Common Stock and shall thereafter constitute a restricted stock award, on the same terms and conditions (including as to vesting and forfeiture) as were applicable under such Parent Restricted Stock Award immediately prior to the First Effective Time, including any provisions for acceleration, with respect to the number of shares of New Parent Class A Common Stock equal to the number of shares of Parent Class A Common Stock subject to such Parent Restricted Stock Award immediately prior to the First Effective Time.

(b) Parent RSU Awards. Each award of outstanding restricted stock units (including deferred share units) that is (i) subject solely to time-based vesting and (ii) payable in shares of Parent Class A Common Stock or the value of which is determined with reference to the value of shares of Parent Class A Common Stock (each a “Parent RSU Award”) granted pursuant to the Parent Long Term Incentive Plan or the Sitio Royalties Corp. Affiliate Incentive Plan shall, effective as of the First Effective Time, by virtue of the Parent Merger and without any action on the part of the holder thereof, cease to represent a Parent RSU Award with respect to Parent Class A Common Stock and shall thereafter constitute an award, on the same terms and conditions (including as to vesting and forfeiture) as were applicable under such Parent RSU Award immediately prior to the First Effective Time, including any provisions for acceleration, with respect to the number of shares of New Parent Class A Common Stock equal to the number of shares of Parent Class A Common Stock subject to such Parent RSU Award immediately prior to the First Effective Time. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under a Parent PSU Award as of the First Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions (including as to vesting and forfeiture) set forth in the applicable award agreement governing such Parent RSU Award.

(c) Parent PSU Awards. Each award of outstanding restricted stock units (including deferred share units) that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Parent Class A Common Stock or the value of which is determined with reference to the value of shares of Parent Class A Common Stock (each a “Parent PSU Award”) granted pursuant to the Parent Long Term Incentive Plan shall, effective as of the First Effective Time, by virtue of the Parent Merger and without any action on the part of the holder thereof, cease to represent a Parent PSU Award with respect to Parent Class A Common Stock and shall thereafter constitute an award, on the same terms and conditions (including as to vesting and forfeiture) as were applicable under such Parent PSU Award immediately prior to the First Effective Time, including any provisions for acceleration, with respect to the number of shares of New Parent Class A Common Stock equal to the number of shares of Parent Class A Common Stock subject to such Parent PSU Award immediately prior to the First Effective Time. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under a Parent PSU Award as of the First Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions (including as to vesting and forfeiture) set forth in the applicable award agreement governing such Parent PSU Award.

(d) Prior to the First Effective Time, the Parent Board and/or the Compensation Committee of the Parent Board shall take such action and adopt such resolutions as are required to effectuate the treatment of the Parent Restricted Stock Awards, Parent RSU Awards and Parent PSU Awards pursuant to the terms of this Section 3.5, and to take all actions reasonably required to effectuate any provision of this Section 3.5.

3.6 Parent Warrants.

(a) At the First Effective Time, each unexercised Parent Warrant outstanding immediately prior to the First Effective Time, shall be assumed by New Parent in accordance with the terms of the Warrant Agreement, and each Parent Warrant so assumed by New Parent will continue to have, and be subject to, the same terms and conditions of such Parent Warrant immediately prior to the First Effective Time, except that such Parent Warrant shall cease to represent a warrant to purchase Parent Class A Common Stock and will be converted into a warrant (a “New Parent Warrant”) exercisable for the New Parent Class A Common Stock which the Parent Class A Common Stock issuable upon exercise of such Parent Warrant immediately prior to the First Effective Time would have been entitled to receive upon consummation of the Parent Merger. New Parent shall reserve for future issuance a number of shares of New Parent Class A Common Stock at least equal to the number of shares of New Parent Class A Common Stock that will be subject to the New Parent Warrants.

(b) In furtherance of the foregoing, prior to the First Effective Time and in accordance with the Warrant Agreement, Parent shall use its reasonable best efforts to take such actions and deliver such documents as are required pursuant to the Parent Warrants and by the warrant agent for the Parent Warrants.

3.7 Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the First Effective Time, New Parent shall, and Parent shall cause New Parent to, enter into an agreement with the Company’s transfer agent or such other Person acceptable to the Company to act as agent for the holders of Eligible Shares and Opco LLC Units in connection with the Company Merger and the Opco Merger (the “Exchange Agent”) and to receive the Company Merger Consideration and Opco Merger Consideration, as applicable, and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.7(i) to which such holders may become entitled pursuant to this Article III. At or prior to the First Effective Time, New Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of New Parent Class A Common Stock and New Parent Class C Common Stock issuable to the holders of Eligible Class A Shares and Eligible Class B Shares, respectively, outstanding immediately prior to the First Effective Time pursuant to Section 3.1. As promptly as practicable after the Second Effective Time, Opco LP shall make available to the Exchange Agent certificates representing the Opco LP Units issuable pursuant to Section 3.3, bearing customary legends noting that such securities constitute restricted securities under the Securities Act (or make appropriate alternative arrangements if uncertificated Opco LP Units represented by a book entry will be issued). Parent, New Parent and Opco LP agree to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.7(g) and to make payments in lieu of fractional shares pursuant to Section 3.7(i). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the applicable Merger Consideration contemplated to be issued in exchange for Eligible Shares and Opco LLC Units, as applicable, pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.7(a) and Sections 3.7(g) and 3.7(i), the Exchange Fund shall not be used for any other purpose. Any cash, shares of New Parent Common Stock or Opco LP Units deposited with the Exchange Agent (including as payment fractional shares in accordance with Section 3.7(i) and for any dividends or other distributions in accordance with Section 3.7(g)) shall hereinafter be referred to as the “Exchange Fund.” Parent, New Parent, Opco LP or the Bass Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Company Merger Consideration and the Opco Merger Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b) Exchange Procedures.

(i) As soon as practicable after the Second Effective Time, but in no event more than two (2) Business Days after the Closing Date, New Parent shall cause the Exchange Agent to deliver to each record holder (A) as of immediately prior to the First Effective Time, of an outstanding certificate or certificates that immediately prior to the First Effective Time represented Eligible Shares (the “Certificates”), or (B) as of immediately prior to the Second Effective Time, of Opco LLC Units identified on the Opco Schedule a letter of transmittal (“Letter of Transmittal”) (which with respect to holders of

Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or Opco LLC Units for delivery of the Company Merger Consideration or the Opco Merger Consideration, as applicable, in each case as set forth in Section 3.1.

(ii) Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of the applicable New Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) representing, in the aggregate, the whole number of shares of the applicable New Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of the applicable New Parent Common Stock pursuant to Section 3.7(i) and in respect of any dividends and other distributions payable pursuant to Section 3.7(g). Upon delivery by a holder of Opco LLC Units of a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Opco LLC Units shall be entitled to receive in exchange therefor (A) one or more Opco LP Units (which shall be in certificated form unless Opco LP and the Exchange Agent arrange for such Opco LP Units to be issued by book entry) representing, in the aggregate, the whole number of Opco LP Units, if any, that such holder has the right to receive pursuant to Section 3.1 and (B) a check in the amount equal to the cash payable in lieu of any fractional Opco LP Units pursuant to Section 3.7(i) and in respect of any dividends and other distributions payable pursuant to Section 3.7(g). As promptly as practicable after the First Effective Time and in any event not later than the third Business Day thereafter, the Bass Surviving Corporation shall cause the Exchange Agent to issue and send to each holder of uncertificated Eligible Shares represented by book entry (“Book-Entry Shares”) (A) that number of whole shares of the applicable New Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 3.1(b)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of New Parent Class A Common Stock pursuant to Section 3.7(i) and in respect of any dividends and other distributions payable pursuant to Section 3.7(g) without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates, Book-Entry Shares or Opco LLC Units on the Company Merger Consideration or Opco Merger Consideration, as applicable, payable in respect of the Certificates, Book-Entry Shares or Opco LLC Units, as applicable. If delivery of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Class A Common Stock, Company Class B Common

Stock or Opco LLC Units, it shall be a condition of delivery that shares of Company Class A Common Stock, Company Class B Common Stock or Opco LLC Units so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such delivery shall have paid any Transfer Taxes and other Taxes required by reason of the delivery of the Company Merger Consideration or Opco Merger Consideration, as applicable, to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.7(b)(ii), each Certificate, each Book-Entry Share and each Opco LLC Unit shall be deemed at any time after the First Effective Time or Second Effective Time, as applicable, to represent only the right to receive upon such surrender the Company Merger Consideration or Opco Merger Consideration, as applicable, deliverable in respect thereof, cash in lieu of any fractional shares of New Parent Class A Common Stock or fractional Opco LP Units, as applicable, to which such holder is entitled pursuant to Section 3.7(i) and in respect of any dividends or other distributions to which such holder is entitled pursuant to Section 3.7(g).

(c) Termination of Rights. (x) All Company Merger Consideration or Opco Merger Consideration, as applicable, and (y) any dividends or other distributions with respect to New Parent Class A Common Stock or Opco LP Units, as applicable, pursuant to Section 3.7(g) and any cash in lieu of fractional shares of New Parent Class A Common Stock or Opco LP Units, as applicable, pursuant to Section 3.7(i), delivered or paid upon the surrender of and in exchange for Eligible Class A Shares, Eligible Class B Shares or Opco LLC Units, as applicable, in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Class A Shares, Eligible Class B Shares or Opco LLC Units, as applicable. At the First Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Class A Common Stock or Company Class B Common Stock that were outstanding immediately prior to the First Effective Time. At the Second Effective Time, the transfer books of Opco LLC shall be closed immediately, and there shall be no further registration of transfers on the transfer books of Opco LLC of the Opco LLC Units that were outstanding immediately prior to the Second Effective Time. If, after the First Effective Time, Certificates are presented to the Bass Surviving Corporation or the Exchange Agent for transfer, or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former Company Stockholders and holders of Opco LLC Units on the 365th day after the Closing Date shall be delivered to the Bass Surviving Corporation (in the case of Company Common Stock) or Opco Surviving Company (in the case of Opco LLC Units), as applicable, upon demand, and any former Company Stockholders or holders of Opco LLC Units who have not theretofore received the Company Merger Consideration or Opco Merger Consideration, as applicable, any cash in lieu of fractional shares of Parent Class A Common Stock or Opco LP Units, as applicable, to which they are entitled pursuant to Section 3.7(i) and any dividends or other distributions with respect to New Parent Common Stock or Opco LP Units, as applicable, to which they are entitled pursuant to Section 3.7(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Bass Surviving Corporation, Opco LP and New Parent for payment of their claim for such amounts.

(e) No Liability. None of the Company, the Bass Surviving Corporation, the Snapper Surviving Corporation, the Opco Surviving Company, Parent, New Parent, Opco LP, Opco LLC, Snapper Merger Sub, Bass Merger Sub, the Exchange Agent or any other Person shall be liable to any Person for any portion of Company Merger Consideration or Opco Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Opco LLC Unit has not been surrendered prior to the time that is immediately prior to the time at which Company Merger Consideration or Opco Merger Consideration, as applicable, in respect of such Certificate or Opco LLC Unit would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Opco LLC Unit shall, to the extent permitted by applicable Law, become the property of Parent or Opco LP, as applicable, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Excluded Company Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Bass Surviving Corporation or New Parent, the posting by such Person of a bond in such reasonable amount as the Bass Surviving Corporation or New Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Company Merger Consideration payable in respect of the shares of Company Class A Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of New Parent Class A Common Stock to which the holders thereof are entitled pursuant to Section 3.7(i) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.7(g).

(g) Distributions with Respect to Unexchanged Shares of New Parent Class A Common Stock and Opco LP Units. No dividends or other distributions declared or made with respect to shares of New Parent Class A Common Stock or Opco LP Units with a record date after the First Effective Time or Second Effective Time, as applicable, shall be paid to (i) the holder of any unsurrendered Certificate with respect to the whole shares of New Parent Class A Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of New Parent Class A Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.7 or (ii) the holder of any Opco LLC Units with respect to the whole Opco LP Units that such holder would be entitled to receive upon surrender of such Opco LLC Units and no cash payment in lieu of fractional Opco LP Units shall be paid to any such holder, in each case until such holder shall deliver to the Exchange Agent a duly completed and validly executed Letter of Transmittal in accordance with this Section 3.7. Following surrender of any such Certificate or the delivery of a duly completed and validly executed Letter of Transmittal by a holder of Opco LLC Units, there shall be paid to such holder of whole shares of New Parent Class A Common Stock or whole Opco LP Units issuable in exchange therefor, as applicable, without interest, (i) promptly after the time of such surrender or delivery, as applicable, the amount of dividends or other distributions with a record date after the First Effective Time or Second Effective Time, as applicable, theretofore paid with respect to such whole shares of New Parent Class A Common Stock or whole Opco LP Units, as applicable, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time or Second

Effective Time, as applicable, but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of New Parent Class A Common Stock or whole Opco LP Units, as applicable. For purposes of dividends or other distributions in respect of shares of New Parent Class A Common Stock or Opco LP Units, all whole shares of New Parent Class A Common Stock or Opco LP Units to be issued pursuant to the Parent Merger and the Opco Merger, respectively, shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of New Parent Class A Common Stock or whole Opco LP Units were issued and outstanding as of the First Effective Time or Second Effective Time, as applicable.

(h) Distributions with Respect to Exchanged Book-Entry Shares. Notwithstanding anything herein to the contrary, holders of Book-Entry Shares who are entitled to receive shares of New Parent Class A Common Stock under this Article III shall be paid (A) at the time of delivery of such New Parent Class A Common Stock by the Exchange Agent under Section 3.7(b), the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such whole shares of New Parent Class A Common Stock, and the amount of any cash payable in lieu of a fractional share of New Parent Class A Common Stock to which such holder is entitled pursuant to Section 3.7(i) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to the time of such delivery by the Exchange Agent under Section 3.7(b) and a payment date subsequent to the time of such delivery by the Exchange Agent under Section 3.7(b) payable with respect to such whole shares of New Parent Class A Common Stock.

(i) No Fractional Shares of New Parent Common Stock or Fractional Opco LP Units.

(i) No certificates or scrip or shares representing fractional shares of New Parent Common Stock or Opco LP Units shall be issued upon the surrender for exchange of Certificates, Book-Entry Shares or Opco LLC Units, as applicable, and such fractional share or unit interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of New Parent or a unitholder of Opco LP or a holder of Opco LP Units, as applicable.

(ii) Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a New Parent Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below. As promptly as practicable following the First Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of New Parent Class A Common Stock delivered to the Exchange Agent by Parent for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of New Parent Class A Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the First Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein.

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of applicable Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of applicable Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of applicable Certificates or Book-Entry Shares is entitled (after taking into account all applicable Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of applicable Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of applicable Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.7(i). The payment of cash in lieu of fractional shares of New Parent Common Stock is not separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange contemplated by this Article III.

(iv) Notwithstanding any other provision of this Agreement, each holder of Opco LLC Units exchanged pursuant to the Opco Merger who would otherwise have been entitled to receive a fraction of an Opco LP Unit (after taking into account all Opco LLC Units delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of an Opco LP Unit multiplied by (ii) the volume weighted average price of Parent Class A Common Stock for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of such cash, if any, to be paid to the holders of fractional interests, the Exchange Agent shall so notify Opco LP, and Opco LP shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(v) Notwithstanding any other provision of this Agreement, if any holder of Company Class B Common Stock would otherwise be entitled to receive a fraction of a share of New Parent Class C Common Stock (after taking into account all Book-Entry Shares delivered by such holder), such fraction of a share of New Parent Class C Common Stock shall be canceled, and such holder shall not be entitled to any additional consideration in exchange for such fractional share of New Parent Class C Common Stock. The Parties acknowledge and agree that any such fractional shares of New Parent Class C Common Stock have no fair value for purposes of Section 155 of the DGCL.

(j) Withholding Taxes.

(i) New Parent, Parent, the Snapper Surviving Corporation, the Company, the Bass Surviving Corporation, Opco LP, the Opco Surviving Company, Opco LLC and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any holder of Eligible Shares, Opco LLC Units or Company Stock Awards pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law (and to the extent deduction and withholding is required, such deduction and withholding may be taken in New Parent Common Stock or Opco LP Units). To the extent such amounts are so deducted or withheld and paid over to the relevant Taxing Authority by New Parent, Parent, the Snapper Surviving Corporation, the Company, the Bass Surviving Corporation, Opco LP, the Opco Surviving Company, Opco LLC and the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Eligible Shares, Opco LLC Units or Company Stock Awards to whom such amounts would have been paid absent such deduction or withholding by New Parent, Parent, the Snapper Surviving Corporation, the Company, the Bass Surviving Corporation, Opco LP, the Opco Surviving Company, Opco LLC and the Exchange Agent, as the case may be.

(ii) Opco LLC shall use commercially reasonable efforts to deliver to New Parent and Opco LP at or prior to the Closing a properly executed certificate of non-foreign status or IRS Form W-9 meeting the requirements of Code Sections 1445 and 1446(f) (and the applicable regulations thereunder), in a form reasonably acceptable to Parent and Opco LP, with respect to itself and each holder of Opco LLC Units.

(k) Exchange of Parent Common Stock. Each Parent Certificate immediately prior to the First Effective Time shall, from and after the First Effective Time and as a result of the Parent Merger, represent an equivalent number of shares of applicable New Parent Common Stock. At the First Effective Time, New Parent shall cause the Exchange Agent to credit in the stock ledger and other appropriate books and records of New Parent an equivalent number of shares of applicable New Parent Common Stock for any uncertificated shares of Parent Common Stock (other than any Excluded Parent Shares); provided, however, that if an exchange of Parent Certificates for new certificates is required by Law or applicable rule or regulation, or is desired at any time by New Parent, in its sole discretion, New Parent shall arrange for such exchange on a one-for-one-share basis. For the avoidance of doubt, from and after the First Effective Time, the former holders of Parent Class A Common Stock, which has been converted into New Parent Class A Common Stock at the First Effective Time, shall be entitled to receive any dividends and distributions which may be made with respect to such shares of New Parent Class A Common Stock.

3.8 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Class B Common Stock and Parent Class C Common Stock issued and outstanding immediately prior to the First Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall be treated in accordance with Section 262 of the DGCL. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of

Company Class B Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Parent shall serve prompt notice to the Company of any demands for appraisal of any shares of Parent Class C Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and the Company shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Neither the Company nor Parent, without the prior written consent of the other, shall make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands. For the avoidance of doubt, (a) no dissenters’ or appraisal rights shall be available with respect to the Company Class A Common Stock, Parent Class A Common Stock or with respect to the Opco LLC Units and, (b) as such, appraisal rights shall be limited to an appraisal, pursuant to Section 262 of the DGCL, solely of the fair value of the Company Class B Common Stock or Parent Class C Common Stock, as applicable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company Parties to Parent on or prior to the date of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) filed with or furnished to the SEC and publicly available on EDGAR prior to the date of this Agreement, the Company Parties represent and warrant to the Parent Parties as follows:

4.1 Organization, Standing and Power. Each Company Party and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Each Company Party and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company Parties has previously made available to Parent complete and correct copies of its Organizational Documents.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 400,000,000 shares of Company Class A Common Stock, 150,000,000 shares of Company Class B Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on September 2, 2022: (i) 54,175,458 shares of Company Class A Common Stock (excluding treasury shares) were issued and outstanding, (ii) 6,270,684 shares of Company Class B Common Stock (excluding treasury shares) were issued and outstanding, (iii) 6,270,684 Opco LLC Units and 6,270,684 shares of Company Class B Common Stock were issued and outstanding and not held by the Company or any of its Subsidiaries, (iv) 54,175,458 Opco LLC Units were issued and outstanding and held by the Company and its wholly owned Subsidiaries, (v) 558,699 shares of Company Class A Common Stock and no shares of Company Class B Common Stock were held by the Company in its treasury, (vi) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury, (vii) (A) 5,999,600 shares of Company Class A Common Stock were reserved for issuance pursuant to the Company 2019 Plan, (B) 818,103 shares of Company Class A Common Stock were subject to outstanding Company RSU Awards and (C) 2,287,102 shares of Company Class A Common Stock were subject to outstanding Company PSU Awards (assuming maximum levels of performance are achieved) and (viii) 6,270,684 shares of Company Class A Common Stock are available for issuance in exchange for Opco LLC Units (together with the corresponding shares of Company Class B Common Stock).

(b) All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on September 2, 2022, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or Securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 4.2, Section 4.2 of the Company Disclosure Letter, in the Organizational Documents of the Company or Opco LLC or resulting from any issuance after the date of this Agreement permitted by Section 6.1(b)(ii), and except for changes since September 2, 2022 resulting from the settlement of Company RSU Awards or Company PSU Awards, there are outstanding: (A) no shares of Company Capital Stock, (B) no Securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or other voting Securities of the Company and (C) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or other voting Securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Other than the Company Stockholders’ Agreement, there are not any stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth as of the date hereof all of the issued and outstanding Securities of each Subsidiary of the Company, other than Opco LLC, and the record owner and beneficial owners thereof. Except with respect to Opco LLC, the Company or another Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding Securities of each Subsidiary of the Company, free and clear of any Encumbrances, other than Permitted Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or any transfer restrictions set forth in the Organizational Documents of such Subsidiary, and all of such Securities have been duly authorized and validly issued and are fully paid (to the extent required under the Organizational Documents of such entity), nonassessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA, as applicable) and free of preemptive rights to the extent such concepts are applicable to the organizational type of a particular Subsidiary of the Company. As of the date of this Agreement, the Company has no obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries listed on Section 4.2(c) of the Company Disclosure Letter.

(d) Section 4.2(d) of the Company Disclosure Letter sets forth for each Company Stock Award, the holder thereof, type of award, grant date, number of shares, for 2022 Company Stock Awards, the vesting schedule and, if applicable to any Company Stock Awards, exercise price and expiration date. To the extent that Opco LLC Units are incentive units, Section 4.2(d) of the Company Disclosure Letter also sets forth for each award of incentive units, the holder thereof, type of award, grant date, number of shares, vesting schedule (including any vesting acceleration provisions) and, if applicable, exercise price and expiration date. Five days prior to the Closing Date, the Company will provide Parent with a revised version of Section 4.2(d) of the Company Disclosure Letter, updated as of the most recent practicable date.

4.3 Authority; No Violations; Consents and Approvals.

(a) Each Company Party has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company Parties and the consummation by the Company Parties of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of the Company Parties, subject, in the case of the consummation of the Company Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company Parties and, assuming the due and valid execution of this Agreement by each Parent Party, constitutes a valid and binding obligation of each Company Party, enforceable against such Company Party in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Company Merger and the Opco Merger, are fair to, and in the best interests of, holders of Company Common Stock, (ii) approved, adopted and declared advisable this

Agreement and the transactions contemplated hereby, including the Company Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Company Merger (such recommendation described in clause (iii), the “Company Board Recommendation”).

(b) The Company Board, on behalf of the Company, in its capacity as the managing member of Opco LLC, has adopted resolutions (i) determining that this Agreement and the Transactions, including the Opco Merger, are fair to, and in the best interests of, Opco LLC and its members and (ii) approving and declaring advisable this Agreement and the Transactions, including the Opco Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.3.

(c) The Company Stockholder Approval and the Opco Unitholder Approval are the only votes of the holders of any class or series of the Company’s or Opco LLC’s capital stock or other Securities necessary to approve and adopt this Agreement, the Company Merger and the Opco Merger. No vote of the holders of any class or series of the Company’s or Opco LLC’s capital stock or other Securities is required in connection with the consummation of any of the Transactions other than the Company Merger and the Opco Merger.

(d) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of any Company Party (assuming that the Company Stockholder Approval and Opco Unitholder Approval are obtained), (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of any Company Party or any of their respective Subsidiaries under, any provision of any Company Contract to which any Company Party or any of their respective Subsidiaries is a party or by which the Company Parties or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company Parties or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company Parties or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by the Company Parties or the consummation by the Company Parties of the Transactions, except for: (a) the filing of a premerger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Consent Solicitation Statement/Proxy Statement/Prospectus and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Delaware Secretary of

State; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) The Company SEC Documents include all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, by the Company since January 1, 2021. As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of such Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of (i) the Company included in the Company SEC Documents, and (ii) to the knowledge of the Company, any other Person included in the Company SEC Documents, in each case, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries or such Person, as applicable, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries or such Person, as applicable, for the periods presented therein. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(b) with respect to any financial statements or other financial information furnished by Parent and included in the Registration Statement or the proxy statement/prospectus filed with the SEC in preliminary and definitive form (the “Joint Consent Solicitation Statement/Proxy Statement/Prospectus”) relating to the Mergers and the other Transactions.

(c) The unaudited pro forma financial information and the related notes thereto included in the Company SEC Documents have been prepared in accordance with the SEC’s rules and guidance with respect to pro forma financial information, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Company SEC Documents. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(c) with respect to any unaudited pro forma financial information or related notes included in the Registration Statement or the Joint Consent Solicitation Statement/Proxy Statement/Prospectus (except as contemplated by Section 4.8).

4.6 Absence of Certain Changes or Events.

(a) Since December 31, 2021, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth on Section 4.6(b) of the Company Disclosure Letter, from December 31, 2021 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(c) Except as set forth on Section 4.6(c) of the Company Disclosure Letter, from December 31, 2021 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Section 6.1(b).

4.7 No Undisclosed Material Liabilities. Except as set forth on Section 4.7 of the Company Disclosure Letter, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2022 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2022; (b) liabilities incurred in the ordinary course of business subsequent to June 30, 2022; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(xiii); and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company Parties for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by New Parent pursuant to which the Merger Consideration and the Parent Merger Consideration issuable in the Mergers and the shares of New Parent Class A Common Stock issuable upon the exercise of New Parent Warrants will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Consent Solicitation Statement/Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and to the Parent Stockholders and at the time of the meeting of the Company Stockholders to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Consent Solicitation Statement/Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by any Company Party with respect to statements made therein based on information supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since January 1, 2021 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) Set forth on Section 4.10 of the Company Disclosure Letter is a list, as of the date hereof, of all of the Employee Benefit Plans of the Company or any of its Subsidiaries (the “Company Plans”), except that such list need not include any Company Plan that is immaterial. True, correct and complete copies of each of the Company Plans and related trust documents and favorable determination or opinion letters, if applicable, have been furnished or made available to Parent or its Representatives upon the request of Parent, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Plan required to file a Form 5500.

(b) Each Company Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received or has reliance upon a favorable determination or opinion letter from the Internal Revenue Service and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or any such plan being disqualified.

(c) As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) All material contributions required to be made to the Company Plans pursuant to their terms have been timely made.

(e) There are no material unfunded benefit obligations with respect to any Company Plan that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(f) None of the Company nor any member of its Aggregated Group contributes to or has an obligation to contribute to or otherwise has any liability (actual or contingent) with respect to, and no Company Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(g) Except for continuation coverage to be provided, and for no longer than the continuation coverage is required to be provided, pursuant to Section 4980B of the Code or any similar state Law, neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former service provider of the Company or any of its Subsidiaries for any Tax incurred by such service provider under Section 409A or 4999 of the Code.

(i) Except as provided under this Agreement or as set forth in Section 4.10(i) of the Company Disclosure Letter, with respect to each director, officer, or employee (including each former director, officer, or employee) of the Company or any of its Subsidiaries, the consummation of the Transactions will not, either alone or together with any other event, (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Plan, or (iii) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

4.11 Labor Matters.

(a) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to or is currently negotiating to enter into any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) As of the date of this Agreement, there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and each of its Subsidiaries are, and since January 1, 2021 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12 Taxes.

(a) All material Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been timely filed. All material Taxes that are due and payable by the Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP) have been paid in full. All material withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries.

(c) No claim, audit, action, suit, proceeding, examination or investigation is being conducted, pending or, to the knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries in respect of any material Tax.

(d) There is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity.

(e) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries, (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements) or (iii) an agreement or arrangement solely among the members of a group the common parent of which is Opco LLC or any of its Subsidiaries). Neither the Company nor any of its Subsidiaries has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(f) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(h) After consultation with Vinson & Elkins L.L.P., neither the Company nor Opco LLC has, as of the date hereof, any knowledge of any fact or circumstance that would reasonably be expected to prevent or impede: (i) the Public Company Intended Tax Treatment from being satisfied or the Private Opco Intended Tax Treatment from being satisfied, or (ii) the issuance of either of the opinions described in Section 7.2(e) or Section 7.3(e) (each a “Closing Tax Opinion” and together, the “Closing Tax Opinions”). Neither the Company nor Opco LLC has taken or agreed to take any action (other than an action provided for in this Agreement) that would reasonably be expected to prevent or impede, the Intended Tax Treatments Covenant from being satisfied or the issuance of either of the Closing Tax Opinions.

(i) Each Subsidiary of the Company that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code.

(j) The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation. Opco LLC is, and has been since formation, properly classified for U.S. federal income tax purposes as a limited liability company or disregarded entity.

4.13 Litigation. As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good, valid and defensible title to all material Real Property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material Real Property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company Owned Real Property or Company Material Leased Real Property.

4.16 Mineral Property Matters.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect and except for Mineral Property (i) sold, leased or otherwise disposed of in the ordinary course of business since the dates of the reserve reports prepared by (A) Cawley, Gillespie & Associates, Inc. (collectively, the “Company Independent Petroleum Engineers” and such reserve reports, the “Company Independent Reserve Reports”) relating to the Company’s and its Subsidiaries’ interests referred to therein as of December 31, 2021 and (B) the Company relating to the Company’s and its Subsidiaries’ interests referred to therein as of June 30, 2022 (the “Company Internal Reserve Report” and collectively with the Company Independent Reserve Reports, the “Company Reserve Report”), (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold, leased or otherwise disposed of, or (iii) sold, leased or otherwise disposed of as permitted under Section 6.1, as of the date hereof, the Company and its Subsidiaries have Defensible Title to all Mineral Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries. For purposes of the foregoing sentence, “Defensible Title” means the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Mineral Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive, not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from or allocated to such Mineral Properties throughout the life of such Mineral Properties and (B) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data (i) supplied by the Company to the Company Independent Petroleum Engineers relating to the Mineral Properties referred to in the Company Independent Reserve Reports by or on behalf of Parent and its Subsidiaries and (ii) prepared by the Company related to the Mineral Properties referred to in the Company Internal Reserve Reports, in each case, that was material to such firm’s estimates of proved oil and gas reserves attributable to the Minerals Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers in the case of the Company Independent Reserve Reports and the Company in the case of the Company Internal Reserve Report, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry and Hydrocarbon mineral, royalty and non-cost-bearing interest industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All royalties, revenues, and other benefits attributable or allocable to production from, or the ownership of, the Company and its Subsidiaries interest in the Mineral Properties referred to in the Company Reserve Report that are payable to the Company or its Subsidiaries are being received by the Company or its Subsidiaries in a timely and proper manner and are not being held in suspense by any operator of or purchaser of Hydrocarbon production (other than any such royalties or revenues held in suspense by operators pending execution of division orders associated with newly drilled wells, newly acquired interests, or otherwise being held in suspense in accordance with Law), except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, neither the Company or its Subsidiaries has received any royalties, revenues, or other benefits attributable to production from or the ownership of, any Mineral Properties in excess of the royalties, revenues, or other benefits such Person is properly entitled to or that such Person would otherwise be required to remit to (or be subject to offset by) any operator, purchaser of production or other royalty owner.

(e) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Mineral Properties referred to in the Company Reserve Report do not include any mineral interest where any of the Company or its Subsidiaries has agreed to, or will have to, directly pay and bear a share of drilling, operating or other costs as a participating mineral owner, excluding any instances where the Company or its Subsidiaries have been force pooled under applicable Law or the Company’s or such Subsidiaries’, such Person is an unleased non-participating mineral owner and/or such Person’s share of drilling, operating or other costs as a non-participating or participating mineral owner in such pooled unit or well are set off against the such Person’s share of the proceeds of production attributable to such pooled unit.

4.17 Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(b) as of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceeding under Environmental Laws;

(c) neither the Company nor any Subsidiary of the Company has caused any Release of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases are reasonably likely to result in material liability to the Company under Environmental Law,

(d) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Materials from the Company’s operations have been sent for treatment, disposal storage or handling; and

(e) the Company has made available to Parent upon Parent’s request true and complete copies of any environmental site assessments, investigations, audit report, or similar documentation in its possession, custody or control relating to the Company or its Subsidiaries’ compliance with or liability under Environmental Laws, or otherwise with respect to the environmental condition of any Mineral Property.

4.18 Material Contracts.

(a) Except for any Mineral Property, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument burdening or constituting the chain of title to any Mineral Property, Section 4.18 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (excluding Mineral Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $5,000,000 or aggregate payments in excess of $10,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Closing, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;

(v) each contract involving the acquisition or sale of (or option to purchase or sell) any Mineral Properties with a purchase price in excess of $10,000,000, other than (1) the granting or entering into in the ordinary course of business of any Mineral Properties, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument with respect to Mineral Properties, (2) contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business or (3) contracts related to an acquisition or sale that was completed prior to December 31, 2021 and do not contain any material surviving obligations of any party thereto;

(vi) each contract for any Derivative Transaction;

(vii) each partnership, joint venture or limited liability company agreement;

(viii) each collective bargaining agreement to which the Company is a party or is subject;

(ix) any contract the primary purpose thereof is or was to indemnify another Person;

(x) any contract with a Related Party of the Company with respect to which the Company reasonably expects that the Company and its Subsidiaries will make aggregate payments in excess of $120,000 or grants any material right to such Related Party;

(xi) any contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term of greater than one (1) year;

(xii) each contract that obligates the Company or any of its Subsidiaries to make non-contingent aggregate annual expenditures that can reasonably be expected to result in excess of $5,000,000;

(xiii) each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, or to any other person with a principal amount in excess of $120,000; and

(xiv) each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in any agreement in which such provision is included in an oil and gas lease of any Mineral Properties or solely for the benefit of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Collectively (but excluding any Mineral Property, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument burdening or constituting the chain of title to any Mineral Property), the contracts set forth in Section 4.18(a) are herein referred to as the “Company Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder.

4.19 Derivative Transactions.

(a) The Company SEC Documents accurately summarize, in all material respects, all Derivative Transactions outstanding as of the date of this Agreement entered into by the Company or any of its Subsidiaries or for the account of any of its customers, in each case as of the date of this Agreement. All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) The Company and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.20 Insurance. Set forth on Section 4.20 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent upon Parent’s request prior to the date of this Agreement. All premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.21 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman Sachs & Co. LLC addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio provided for in the Transactions is fair from a financial point of view to the holders of the Company Common Stock (other than the shares of Excluded Company Shares), in respect of their shares of Company Common Stock taken in the aggregate.

4.22 Brokers. Except for the fees and expenses payable to Goldman Sachs & Co. LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company Parties.

4.23 Takeover Laws. No Takeover Law applies with respect to the Company, Opco LLC or any of their respective Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

4.24 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, no Company Party nor any other Person on behalf of a Company Party makes any express or implied representation or warranty with respect to the Company Parties or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Company Party nor any other Person on behalf of the Company Parties makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the Company Parties in this Article IV, (i) any financial projection, forecast, estimate, budget or prospect information relating to any Company Party or any of their respective Subsidiaries or their respective businesses; or (ii) any oral or written information presented to any Parent Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company Parties, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company Parties acknowledge and agree that no Parent Party or any other Person on behalf of the Parent Parties has made or is making any representations or warranties relating to any Parent Party or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company Parties, or any of their Representatives and that the Company Parties have not relied upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company Parties acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions).

ARTICLE V

REPRESENTATION AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Parent Parties to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) filed with or furnished to the SEC and publicly available on EDGAR prior to the date of this Agreement, the Parent Parties represent and warrant to the Company Parties as follows:

5.1 Organization, Standing and Power. Each Parent Party and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each Parent Party and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Parties has previously made available to the Company complete and correct copies of its Organizational Documents.

5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 240,000,000 shares of Parent Class A Common Stock, 120,000,000 shares of Parent Class C Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Stock”). As of the date of this Agreement, there were 1,875,000 shares of Parent Class A Common Stock issuable upon the exercise of outstanding private Parent Warrants with an exercise price of $44.84 per share of Parent Class A Common Stock and 3,437,499 shares of public Parent Class A Common Stock issuable upon the exercise of outstanding Parent Warrants with an exercise price of $72.00 per share of Parent Class A Common Stock. At the close of business on September 2, 2022: (i) 12,700,770 shares of Parent Class A Common Stock (excluding treasury shares) were issued and outstanding, (ii) 71,140,064 shares of Parent Class C Common Stock (excluding treasury shares) were issued and outstanding, (iii) 71,140,064 Opco LP Units and 71,140,064 shares of Parent Class C Common Stock were issued and outstanding and not held by Parent or any of its Subsidiaries, (iv) 12,700,770 Opco LP Units were issued and outstanding and held by Parent, (v) no shares of Parent Class A Common Stock and no shares of Parent Class C Common Stock were held by Parent in its treasury, (vi) no shares of Parent Preferred Stock were issued and outstanding or held by the Parent in its treasury, (vii) 8,384,038 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent’s Long Term Incentive Plan (the “Parent Long Term Incentive Plan”) (of which (A) 409,529 shares were subject to outstanding Parent RSU Awards (62,586 of which are deferred share units) and (B) 300,913 shares were subject to outstanding Parent PSU Awards (assuming target levels of performance are achieved)) and (viii) 71,140,064 shares of Parent Class A Common Stock are available for issuance in exchange for Opco LP Units (together with the corresponding shares of Parent Class C Common Stock).

(b) All outstanding shares of Parent Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts.

(c) As of the close of business on September 2, 2022, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or Securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 5.2 or resulting from any issuance after the date of this Agreement permitted by Section 6.2(b)(ii), and except for changes since September 2, 2022 resulting from the settlement of the Parent RSU Awards or the Parent PSU Awards, there are outstanding: (1) no shares of capital stock or other voting Securities of Parent; (2) no Securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting Securities of Parent, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other voting Securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Other than the Parent Stockholders’ Agreement, there are not any stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent.

(d) Section 5.2(d) of the Parent Disclosure Letter sets forth as of the date hereof all of the issued and outstanding Securities of each Subsidiary of Parent, other than Opco LP, and the record owner and beneficial owners thereof. Except with respect to Opco LP, Parent or another Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding Securities of each Subsidiary of Parent, free and clear of any Encumbrances, other than Permitted Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or any transfer restrictions set forth in the Organizational Documents of such Subsidiary, and all of such Securities have been duly authorized and validly issued and are fully paid (to the extent required under the Organizational Documents of such entity), nonassessable and free of preemptive rights to the extent such concepts are applicable to the organizational type of a particular Subsidiary of Parent. As of the date of this Agreement, Parent has no obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries listed on Section 5.2(d) of the Parent Disclosure Letter.

(e) As of the date of this Agreement, (i) the authorized capital stock of New Parent consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent, and (ii) all of the issued and outstanding limited liability company interests of Opco Merger Sub LLC are directly owned by Opco LP.

(f) From immediately following the Post-Signing Transactions until the Closing, (i) Parent will be the sole stockholder of New Parent, (ii) New Parent will be the sole stockholder of each of Bass Merger Sub and Snapper Merger Sub, and (iii) the shares of common stock of each of Bass Merger Sub and Snapper Merger Sub will have been duly authorized and validly issued in accordance with applicable Law and the respective Organizational Documents of Bass Merger Sub and Snapper Merger Sub.

5.3 Authority; No Violations, Consents and Approvals.

(a) Each Parent Party has all requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate, partnership or limited liability company action on the part of the Parent Parties (other than the adoption of this Agreement by Parent as sole stockholder of New Parent and the adoption of this Agreement by New Parent as the sole stockholder of each of Bass Merger Sub and Snapper Merger Sub, each of which shall occur in connection with the consummation of the Post-Signing Transactions, subject to obtaining the Parent Stockholder Approval). This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due and valid execution of this Agreement by each Company Party, constitutes a valid and binding obligation of each Parent Party, enforceable against such Parent Party in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including, the Parent Merger, are fair to, and in the best interests of, holders of Parent Common Stock, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Merger, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Merger (such recommendation described in this clause (iii), the “Parent Board Recommendation”). Following the Post-Signing Transactions, (y) the Snapper Merger Sub Board will have by unanimous vote (A) determined that this Agreement and the transactions contemplated hereby, including the Parent Merger, are fair to, and in the best interests of, the sole stockholder of Snapper Merger Sub and (B) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Merger; and (z) the Bass Merger Sub Board has will have by unanimous vote (A) determined that this Agreement and the transactions contemplated hereby, including the Company Merger, are fair to, and in the best interests of, the sole stockholder of Bass Merger Sub and (B) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Company Merger. Parent, as the owner of all of the outstanding shares of capital stock of New Parent following the consummation of the Post-Signing Transactions, will in connection with the consummation of the Post-Signing Transactions adopt this Agreement, including the New Parent Stock Issuance, in its capacity as sole stockholder of New Parent. New Parent, as the owner of all of the outstanding shares of capital stock of each of Bass Merger Sub and Parent following the consummation of the Post-Signing Transactions, will immediately after the consummation of the Post-Signing Transactions adopt this Agreement in its capacity as sole stockholder of each of Bass Merger Sub and Snapper Merger Sub. Upon completion of the Post-Signing Transactions, which will be completed as promptly as practicable following the execution of this Agreement, and receipt of the Parent Stockholder Approval, no additional approval or vote from any holders of any class or series of capital stock of Parent or any of its Subsidiaries is necessary to adopt this Agreement and approve and consummate the Transactions, including the Parent Merger and the New Parent Stock Issuance. The execution and delivery of the written consent contemplated in Section 3.4 of each of the Specified Support Agreements will constitute receipt of the Parent Stockholder Approval. No vote of the holders of any class or series of Parent’s capital stock or other Securities is required in connection with the consummation of any of the Transactions other than the Parent Merger and the New Parent Stock Issuance.

(b) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of any of the Parent Parties, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of any Parent Party or any of their respective Subsidiaries under, any provision of any Parent Contract to which any Parent Party or any of their respective Subsidiaries is a party or by which the Parent Parties or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents, approvals, orders, authorizations, registrations, filings, or permits referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to the Parent Parties or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clauses 4.3(d)(ii) and 4.3(d)(iii) any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Parent Parties or their Subsidiaries in connection with the execution and delivery of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions except for: (i) the filing of a Competition Law Notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of (A) the Joint Consent Solicitation Statement/Proxy Statement/Prospectus and the Registration Statement and (B) such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (iii) the filing of the Certificates of Merger with the Delaware Secretary of State; (iv) filings with the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (vi) any such Consent, approval, order, authorization, registration, filing, or permit that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Documents; Financial Statements.

(a) The Parent SEC Documents include all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, by Parent since January 1, 2021. As of their respective dates, the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of such Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (i) of Parent included in the Parent SEC Documents and (ii) to the knowledge of Parent, any other Person included in the Parent SEC Documents, in each case, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries or such Person, as applicable, as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries or such Person, as applicable, for the periods presented therein. For the avoidance of doubt, no representations or warranties are made by Parent pursuant to this Section 5.5(b) with respect to any financial statements or other financial information furnished by the Company and included in the Registration Statement or the Joint Consent Solicitation Statement/Proxy Statement/Prospectus.

(c) The unaudited pro forma financial information and the related notes thereto included in the Parent SEC Documents have been prepared in accordance with the SEC’s rules and guidance with respect to pro forma financial information, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Parent SEC Documents. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 5.5(c) with respect to any unaudited pro forma financial information or related notes included in the Registration Statement or the Joint Consent Solicitation Statement/Proxy Statement/Prospectus (except as contemplated by Section 5.8).

5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2021, there has not been any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as set forth on Section 5.6(b) of the Parent Disclosure Letter, from December 31, 2021, through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(c) Except as set forth on Section 5.6(c) of the Parent Disclosure Letter, from December 31, 2021 through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Section 6.2(b).

5.7 No Undisclosed Material Liabilities. Except as set forth on Section 5.7 of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 2022 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three months ended June 30, 2022; (b) liabilities incurred in the ordinary course of business subsequent to June 30, 2022; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.2(b)(xii); and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8 Information Supplied. None of the information supplied or to be supplied by the Parent Parties for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Consent Solicitation Statement/Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and to the Parent Stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Consent Solicitation Statement/Proxy Statement/Prospectus and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by any Parent Party with respect to statements made therein based on information supplied by or on behalf of the Company Parties specifically for inclusion or incorporation by reference therein.

5.9 Parent Permits; Compliance with Applicable Law. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since January 1, 2021 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the knowledge of Parent no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Compensation; Benefits.

(a) Set forth on Section 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the Employee Benefit Plans of Parent (“Parent Plans”), except that such list need not include any Parent Plan that is immaterial. True, correct and complete copies of each of the Parent Plans and related trust documents and favorable determination or opinion letters, if applicable, have been furnished or made available to the Company or its Representatives upon the request of the Company, along with the most recent report filed on Form 5500 and summary plan description with respect to each Parent Plan required to file a Form 5500.

(b) Each Parent Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received or has reliance upon a favorable determination or opinion letter from the Internal Revenue Service and, to the knowledge of Parent, no circumstances exist that would reasonably be expected to result in any such letter being revoked or any such plan being disqualified.

(c) As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) All material contributions required to be made to the Parent Plans pursuant to their terms have been timely made.

(e) There are no material unfunded benefit obligations with respect to any Parent Plan that have not been properly accrued for in Parent’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(f) None of Parent nor any member of its Aggregated Group contributes to or has an obligation to contribute to or otherwise has any liability (actual or contingent) with respect to, and no Parent Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(g) Except for continuation coverage that is provided, and for no longer than the continuation coverage period is required to be provided, pursuant to Section 4980B of the Code or any similar state Law, neither Parent nor any of its Subsidiaries has any current or projected liability for, and no Parent Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of Parent or any of its Subsidiaries.

(h) Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former service provider of Parent or any of its Subsidiaries for any Tax incurred by such service provider under Section 409A or 4999 of the Code.

(i) Except as provided under this Agreement or as set forth in Section 5.10 of the Parent Disclosure Letter, with respect to each director, officer, or employee (including each former director, officer, or employee) of the Parent or any of its Subsidiaries, the consummation of the Transactions will not, either alone or together with any other event, (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Parent Plan, or (iii) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

5.11 Labor Matters.

(a) As of the date of this Agreement, (i) neither Parent nor any of its Subsidiaries is a party to or is currently negotiating to enter into any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of Parent or any of its Subsidiaries, and (iii) Parent does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) As of the date of this Agreement, there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent and each of its Subsidiaries are, and since January 1, 2021 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2021, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.12 Taxes.

(a) All material Tax Returns required to be filed (taking into account extensions of time for filing) by Parent or any of its Subsidiaries have been timely filed. All material Taxes that are due and payable by Parent or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP) have been paid in full. All material withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by Parent or any of its Subsidiaries.

(c) No claim, audit, action, suit, proceeding, examination or investigation is being conducted, pending or, to the knowledge of Parent, threatened with respect to Parent or any of its Subsidiaries in respect of any material Tax.

(d) There is no outstanding material claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity.

(e) Neither Parent nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries, (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements) or (iii) an agreement or arrangement solely among the members of a group the common parent of which is Opco LP or any of its Subsidiaries). Neither Parent nor any of its Subsidiaries has any material liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(f) Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2).

(g) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(h) After consultation with Davis Polk & Wardwell LLP, neither Parent nor Opco LP has, as of the date hereof, any knowledge of any fact or circumstance that would reasonably be expected to prevent or impede: (i) Public Company Intended Tax Treatment from being satisfied or the Private Opco Intended Tax Treatment from being satisfied, or (ii) the issuance of either of the Closing Tax Opinions. Neither Parent nor Opco LP has taken or agreed to take any action (other than an action provided for in this Agreement) that would reasonably be expected to prevent or impede, the Intended Tax Treatments Covenant from being satisfied or the issuance of either of the Closing Tax Opinions.

(i) Each Subsidiary of Parent that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code.

(j) Each of Parent, New Parent, Bass Merger Sub and Snapper Merger Sub is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation. Opco LP is, and has been since formation, properly classified for U.S. federal income tax purposes as a partnership or disregarded entity. Opco Merger Sub LLC is, and has been since formation, properly classified for U.S. federal income tax purposes as an entity disregarded as separate from Opco LP.

5.13 Litigation. As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14 Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.15 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and its Subsidiaries have good, valid and defensible title to all material Real Property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material Real Property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent Owned Real Property or Parent Material Leased Real Property.

5.16 Mineral Property Matters.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect and except for Mineral Property (i) sold, leased or otherwise disposed of in the ordinary course of business since the dates of the reserve reports prepared by (A) Cawley, Gillespie & Associates, Inc. and Ryder Scott Company, L.P. (collectively, the “Parent Independent Petroleum Engineers” and such reserve reports, the “Parent Independent Reserve Reports”), in each case, relating to Parent’s and its Subsidiaries’ interests referred to therein as of December 31, 2021 and (B) Parent relating to Parent’s and its Subsidiaries’ interests referred to therein as of June 30, 2022 (the “Parent Internal Reserve Report” and collectively with the Parent Independent Reserve Reports, the “Parent Reserve Reports”), (ii) reflected in the Parent Reserve Reports or in the Parent SEC Documents as having been sold, leased or otherwise disposed of, or (iii) sold, leased or otherwise disposed of as permitted under Section 6.2, as of the date hereof, Parent and its Subsidiaries have Defensible Title to all Mineral Properties forming the basis for the reserves reflected in the Parent Reserve Reports and in each case as attributable to interests owned by Parent and its Subsidiaries. For purposes of the foregoing sentence, “Defensible Title” means the Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Mineral Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive, not less than the net revenue interest share shown in the Parent Reserve Reports of all Hydrocarbons produced from or allocated to such Mineral Properties throughout the life of such Mineral Properties and (B) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data (i) supplied by Parent to the Parent Independent Petroleum Engineers relating to the Mineral Properties referred to in the Parent Independent Reserve Reports by or on behalf of Parent and its Subsidiaries and (ii) prepared by Parent related to the Mineral Properties referred to in the Parent Internal Reserve Reports, in each case that was material to such firm’s estimates of proved oil and gas reserves attributable to the Minerals Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Reports was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Reports are derived from reports that have been prepared by the Parent Independent Petroleum Engineers in the case of the Parent Independent Reserve Reports and the Parent in the case of the Parent Internal Reserve Report, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry and Hydrocarbon mineral, royalty and non-cost-bearing interest industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) All royalties, revenues, and other benefits attributable or allocable to production from, or the ownership of, Parent and its Subsidiaries interest in the Mineral Properties referred to in the Parent Reserve Reports that are payable to Parent or its Subsidiaries are being received by Parent or its Subsidiaries in a timely and proper manner and are not being held in suspense by any operator of or purchaser of Hydrocarbon production (other than any such royalties or revenues held in suspense by operators pending execution of division orders associated with newly drilled wells, newly acquired interests, or otherwise being held in suspense in accordance with Law), except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, neither Parent or its Subsidiaries has received any royalties, revenues, or other benefits attributable to production from or the ownership of, any Mineral Properties in excess of the royalties, revenues, or other benefits such Person is properly entitled to or that such Person would otherwise be required to remit to (or be subject to offset by) any operator, purchaser of production or other royalty owner.

(e) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, the Mineral Properties referred to in the Parent Reserve Reports do not include any mineral interest where any of Parent or its Subsidiaries has agreed to, or will have to, directly pay and bear a share of drilling, operating or other costs as a participating mineral owner, excluding any instances where the Parent or its Subsidiaries have been force pooled under applicable Law or Parent’s or such Subsidiaries’, such Person is an unleased non-participating mineral owner and/or such Person’s share of drilling, operating or other costs as a non-participating or participating mineral owner in such pooled unit or well are set off against the such Person’s share of the proceeds of production attributable to such pooled unit.

5.17 Environmental Matters.

(a) Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(ii) Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, Proceedings under Environmental Laws;

(iii) neither Parent nor its Subsidiaries has caused any Release of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases are reasonably likely to result in material liability to Parent under Environmental Law,

(iv) neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Materials from Parent’s operations have been sent for treatment, disposal storage or handling; and

(v) Parent has made available to the Company true and complete copies of any environmental site assessments, investigations, audit report, or similar documentation in its possession, custody or control relating to Parent or its Subsidiaries’ compliance with or liability under Environmental Laws, or otherwise with respect to the environmental condition of any Mineral Property.

5.18 Material Contracts.

(a) Except for any Mineral Property, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument burdening or constituting the chain of title to any Mineral Properties, Section 5.18 of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following contracts to or by which Parent or any of its Subsidiaries is a party or is bound as of the date of this Agreement:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (excluding Mineral Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $5,000,000 or aggregate payments in excess of $10,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000, other than agreements solely between or among Parent and its Subsidiaries;

(iv) each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Closing, by virtue of Parent becoming an Affiliate of the Company as a result of the Transaction, would by its terms materially restrict the ability of the Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;

(v) each contract involving acquisition or sale of (or option to purchase or sell) any Mineral Properties with a purchase price in excess of $10,000,000, other than (1) the granting or entering into in the ordinary course of business of any Mineral Property, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument with respect to Mineral Properties, (2) contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business or (3) contracts related to an acquisition or sale that was completed prior to December 31, 2021 and do not contain any material surviving obligations of any party thereto;

(vi) each contract for any Derivative Transaction;

(vii) each partnership, joint venture or limited liability company agreement;

(viii) each collective bargaining agreement to which Parent is a party or is subject;

(ix) any contract the primary purpose thereof is or was to indemnify another Person;

(x) any contract with a Related Party of Parent with respect to which Parent reasonably expects that Parent and its Subsidiaries will make aggregate payments in excess of $120,000 or grants any material right to such Related Party;

(xi) any contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term of greater than one (1) year;

(xii) each contract that obligates Parent or any of its Subsidiaries to make non-contingent aggregate annual expenditures that can reasonably be expected to result in excess of $5,000,000;

(xiii) each agreement under which Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, or to any other person with a principal amount in excess of $120,000; and

(xiv) each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in any agreement in which such provision is included in an oil and gas lease of any Mineral Properties or solely for the benefit of Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of Parent and its Subsidiaries, taken as a whole.

(b) Collectively (but excluding any Mineral Property, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument burdening or constituting the chain of title to any Mineral Property), the contracts set forth in Section 5.18(a) are herein referred to as the “Parent Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder.

5.19 Derivative Transactions.

(a) The Parent SEC Documents accurately summarize, in all material respects, all Derivative Transactions outstanding as of the date of this Agreement entered into by Parent or any of its Subsidiaries or for the account of any of its customers, in each case as of the date of this Agreement. All Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Parent and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

5.20 Insurance. Set forth on Section 5.20 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”). Each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to the Company upon the Company’s request prior to the date of this Agreement. All premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.21 Opinion of Financial Advisor. The Parent Board has received the opinion of Credit Suisse Securities (USA) LLC addressed to the Parent Board to the effect that, as of the date of this Agreement, the Exchange Ratio provided in the Company Merger and the Opco Merger pursuant to the Agreement, after giving effect to the Parent Merger, is fair, from a financial point of view, to Parent.

5.22 Brokers. Except for the fees and expenses payable to Credit Suisse Securities (USA) LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party.

5.23 Merger Subs.

(a) New Parent is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Pubco Mergers. Since the date of its incorporation and prior to the First Effective Time, New Parent has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder (including the Post-Signing Transactions), and matters ancillary thereto, and prior to the First Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Pubco Mergers.

(b) Opco Merger Sub LLC is a direct, wholly owned Subsidiary of Opco LP that was formed solely for the purpose of engaging in the Opco Merger. Since the date of its formation and prior to the Effective Time, Opco Merger Sub LLC has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Opco Merger.

(c) Immediately following the Post-Signing Transactions, Bass Merger Sub will be a direct, wholly owned Subsidiary of New Parent that was formed solely for the purpose of engaging in the Transactions and will not have engaged in any activities other than the execution of the Joinder Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the First Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Company Merger.

(d) Immediately following the Post-Signing Transactions, Snapper Merger Sub will be a direct, wholly owned Subsidiary of New Parent that was formed solely for the purpose of engaging in the Transactions and will not have engaged in any activities other than the execution of the Joinder Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the First Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Parent Merger.

5.24 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other Securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.25 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, no Parent Party nor any other Person on behalf of a Parent Party makes any express or implied representation or warranty with respect to the Parent Parties or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Parent Party nor any other Person on behalf of the Parent Parties makes or has made any representation or warranty to the Company Parties or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the Parent Parties in this Article V, (i) any financial projection, forecast, estimate, budget or prospect information relating to any Parent Party or any of their respective Subsidiaries or their respective businesses; or (ii) any oral or written information presented to any Company Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that no Company Party nor any other Person on behalf of the Company has made or is making any representations or warranties relating to any Company Party or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company Parties in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Company Party furnished or made available to the Parent Parties, or any of their respective Representatives and that the Parent Parties have not relied upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Parent Parties acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Parent Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Mergers.

(a) Except (i) as set forth on Section 6.1 of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, or (v) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the First Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve its existing relationships with its key customers and suppliers.

(b) Except (i) as set forth on the corresponding subsection of Section 6.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, or (v) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the First Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (w) dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company or by a direct or indirect wholly owned Subsidiary of Opco LLC to the Company, Opco LLC or another direct or indirect wholly owned Subsidiary of the Company or Opco LLC, (x) (i) quarterly cash dividends by the Company on the shares of Company Class A Common Stock that do not exceed 75% of the Company’s consolidated discretionary cash flow to holders of Company Class A

Common Stock excluding lease bonuses for the immediately preceding quarter, calculated in a manner consistent with past practice, and (ii) corresponding cash distributions by Opco LLC on the Opco LLC Units in an amount sufficient for the Company to make such quarterly cash dividends on the shares of Company Class A Common Stock, in each case, with customary record and payment dates, (y) tax distributions in accordance with Section 6.2 of the Opco LLC Agreement determined in a manner consistent with past practice or (z) any dividend equivalents declared, set aside or paid in respect of Company RSU Awards or Company PSU Awards; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, other equity interests in, the Company or any of its Subsidiaries, other than, in each case, in respect of (I) an exchange of Opco LLC Units (together with the same number of shares of Company Class B Common Stock) in accordance with the Company’s Organizational Documents and the Opco LLC Agreement or (II) any Company RSU Awards or Company PSU Awards outstanding as of September 2, 2022, or issued after February 15, 2023 in compliance with this Agreement, or any dividend equivalents thereon, in each case in accordance with their terms as in effect on the date of this Agreement or the date of such later issuance; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except (1) as required by the terms of any capital stock or equity interest of a Subsidiary, (2) as required by any Company Plan in each case existing as of the date hereof or (3) in connection with an exchange of Opco LLC Units (together with the same number of shares of Company Class B Common Stock) for Company Class A Common Stock (and not, for the avoidance of doubt, for cash) in accordance with the Company’s Organizational Documents and the Opco LLC Agreement;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any Securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Class A Common Stock upon the settlement of any Company RSU Awards or Company PSU Awards or other awards granted under the Company 2019 Plan and outstanding on the date hereof or issued in compliance with clause (C) below; (B) (1) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company or (2) issuances by a wholly owned Subsidiary of Opco LLC of such Subsidiary’s capital stock or other equity interests to Opco LLC or any other wholly owned Subsidiary of Opco LLC; (C) issuances of Company RSU Awards and Company PSU Awards under the Company 2019 Plan for calendar year 2023 (but in no event will the aggregate grant date fair value of such issuances exceed the aggregate grant date fair value of the Company RSU Awards or Company PSU Awards issued in 2022) on or after February 15, 2023, to the extent that the Closing Date has not occurred by such time, to employees, directors and other service providers in amounts, at times of issuance and on terms and conditions consistent with past practice; provided, however, that, except as otherwise contemplated by this Agreement, such Company RSU Awards and Company PSU Awards shall not vest upon the occurrence of a “change in control” (as defined in the Company 2019 Plan) and the consummation of the Transactions shall not constitute a change in control for purposes of any Company RSU Awards or Company PSU Awards issued on or after February 15, 2023 in accordance with the foregoing; and (D) upon an exchange of Opco LLC Units (together with the same number of shares of Company Class B Common Stock) in accordance with the Company’s Organizational Documents and the Opco LLC Agreement;

(iii) amend the Company or Opco LLC’s Organizational Documents or amend the Organizational Documents of any of the Company’s other Subsidiaries in any material respect;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than a wholly owned Subsidiary of the Company merging with another wholly owned Subsidiary of the Company or a wholly owned Subsidiary of Opco LLC merging with another wholly owned Subsidiary of Opco LLC or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, or any property or assets, in each case other than (1) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.1(b)(iv) of the Company Disclosure Letter and (2) acquisitions for which the consideration is $10,000,000 individually and $20,000,000 in the aggregate;

(v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any portion of its assets or properties (including Mineral Properties), other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.1(b)(v) of the Company Disclosure Letter or (B) sales, leases or dispositions (1) for which the consideration is $10,000,000 or less individually and $20,000,000 or less in the aggregate or (2) leases, top-leases, ratifications, extensions or amendments constituting or burdening any Mineral Properties made in the ordinary course of business;

(vi) adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, other than such transactions among the Company and any wholly owned Subsidiaries of the Company, among Opco LLC and any wholly owned Subsidiaries of Opco LLC or among wholly owned Subsidiaries of the Company or Opco LLC;

(vii) change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii) (A) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the Company financial statements or $1,000,000, or (B) make, revoke or change any material election for U.S. federal (or applicable state and local) income tax purposes except where such action is required by law or would not have a material and adverse effect on the Tax liabilities of the Company and its Subsidiaries, taken as a whole;

(ix) (A) grant any increases in the compensation payable or to become payable to any of its directors, officers or employees except as required by applicable Law or a Company Plan existing as of the date hereof, (B) pay or agree to pay to any director, officer or employee making an annualized salary of more than $225,000, whether past or present, any pension, retirement allowance or other employee benefit not required by any of the Company Plans existing as of the date hereof; (C) enter into any new, or materially amend any existing, employment or severance or termination agreement with any director, officer or employee making an annualized salary of more than $225,000; (D) establish any Company Plan which was not in existence prior to the date of this Agreement, or amend any such plan or arrangement in existence on the date of this Agreement if such amendment would have the effect of enhancing any benefits thereunder; (E) accelerate the vesting, payment or settlement of any compensation, Company Stock Award or other award; or (F) enter into or otherwise approve or provide for any change in control, severance or retention agreements or arrangements relating to the Transactions (or materially amend any such existing agreements or arrangements); provided, however, that notwithstanding the foregoing clauses (A) through (F), it shall not be a violation of this Section 6.2(b)(ix) for the Company to adopt a severance plan for the Company Employees, subject to review and reasonable approval by Parent, to reflect the terms set forth on Section 6.10(f) of this Agreement (such plan, the “Severance Plan”);

(x) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(xi) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger the WARN Act;

(xii) hire any employees other than, in the ordinary course of business consistent with past practice, employees making an annualized salary of less than $225,000;

(xiii) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities in an amount not to exceed $30,000,000 in the aggregate of new (and not repaid) borrowings, (2) for extensions, renewals or refinancings of existing Indebtedness (including related premiums and expenses), (3) by the Company that is owed to any wholly owned Subsidiary of the Company, by Opco LLC that is owed to any wholly owned Subsidiary of Opco LLC, by any Subsidiary of the Company that is owed to the Company or any wholly owned Subsidiary of the Company, or by any Subsidiary of Opco LLC that is owed to Opco LLC or any wholly owned Subsidiary of Opco LLC, or (4) incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xiv) make, compromise or forgive any loans, advances, or capital contributions to any other Person, other than as between the Company or its Subsidiaries or employees of the Company or its Subsidiaries in the ordinary course of business;

(xv) except in the ordinary course of business, make or commit to make capital expenditures in excess of $5,000,000 in the aggregate;

(xvi) (A) enter into any contract that would be a Company Contract, (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract in any material respect or (C) enter into any contract that would be breached by or require the consent of any other Person in order to continue in full force and effect following, consummation of the Mergers;

(xvii) settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $1,000,000 in the aggregate;

(xviii) fail to notify Parent of any emergency affecting the Company and its Subsidiaries’ businesses or any of the Company’s assets as promptly as reasonably practicable;

(xix) fail to notify Parent of any material Proceeding filed with any Governmental Entity, or threatened in writing against any of the Company or its Subsidiaries, with respect to the Company’s assets, any of the Company or its Subsidiaries, or the Transactions;

(xx) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would reasonably be expected to prevent or impede, the Intended Tax Treatments Covenant from being satisfied;

(xxi) sell, assign, license, transfer, abandon or permit to lapse any rights to material Company Intellectual Property, other than non-exclusive licenses of rights to Company Intellectual Property granted by any of the Company or its Subsidiaries to customers in the ordinary course of business;

(xxii) fail to maintain all material insurance policies in the amounts and of the types presently in force with respect to the assets of the Company and the operations and activities of the Company and its Subsidiaries to the extent commercially reasonable in the Company and its Subsidiaries’ business judgment in light of prevailing conditions in the insurance market;

(xxiii) fail to maintain the books, accounts and records of each of the Company and its Subsidiaries in the ordinary course of business consistent with past practice and in compliance with all applicable Laws and contractual obligations;

(xxiv) take any action that would or would reasonably be expected to prevent or materially delay the Mergers and the consummation of the Transactions; or

(xxv) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Mergers.

(a) Except (i) as set forth on Section 6.2 of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, or (v) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the First Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve its existing relationships with its key customers and suppliers.

(b) Except (i) as set forth on the corresponding subsection of Section 6.2(b) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, or (v) otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the First Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (w) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent or by a direct or indirect wholly owned Subsidiary of Opco LP to Parent, Opco LP or another direct or indirect wholly owned Parent or Opco LP; (x) (i) quarterly cash dividends by Parent on the shares of Parent Class A Common Stock that do not exceed 65% of Parent’s consolidated discretionary cash flow to holders of Parent Class A Common Stock excluding lease bonuses for the immediately preceding quarter, calculated in a manner consistent with past practice, and (ii) and corresponding cash distributions by Opco LP on the Opco LP Units in an amount sufficient for Parent to make such quarterly cash dividends on shares of Parent Class A Common Stock, in each case, with customary record and payment dates, (y) tax distributions in accordance with Section 4.01 of the Opco LP Partnership Agreement determined in a manner consistent with past practice or (z) any dividend equivalents declared, set aside or paid in respect of Parent RSU Awards; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, other equity interests in, Parent or any of its Subsidiaries, other than, in each case, in respect of (I) an exchange of Opco LP Units (together with the same number of shares of Parent Class C Common Stock) in accordance with the Parent’s Organizational Documents and the Opco LP Partnership Agreement or (II) any Parent RSU Awards or Parent PSU Awards outstanding on September 2, 2022, or issued after September 2, 2022 in compliance with this Agreement, or any dividend equivalents thereon, in each case in accordance with their terms as in effect on such date or the date of such later issuance; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except (1) as required by the terms of any capital stock or equity interest of a Subsidiary, (2) as required by any Employee Benefit Plan of Parent in each case existing as of the date hereof or (3) in connection with an exchange of Opco LP Units (together with the same number of shares of Parent Class C Common Stock) for Parent Class A Common Stock (and not, for the avoidance of doubt, for cash) in accordance with Parent’s Organizational Documents and the Opco LP Partnership Agreement;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any Securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Class A Common Stock upon the settlement of any Parent RSU Awards or Parent PSU Awards or other awards granted under the Parent Long Term Incentive Plan and outstanding on the date hereof or issued in compliance with clause (C) below; (B) (1) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent or (2) issuances by a wholly owned Subsidiary of Opco LP of such Subsidiary’s capital stock or other equity interests to Opco LP or any other wholly owned Subsidiary of Opco LP; (C) issuances of Parent RSU Awards, Parent PSU Awards, Parent Restricted Stock Awards or other awards granted under the Parent Long Term Incentive Plan to employees and directors in amounts consistent with past practice; and (D) upon an exchange of Opco LP Units (together with the same number of shares of Parent Class C Common Stock) in accordance with Parent’s Organizational Documents and the Opco LP Partnership Agreement; provided, however, that in no event may Parent issue or permit any Subsidiary to issue, prior to receipt of the Parent Stockholder Approval, any equity interests, if the result of such issuance is that, after taking into account the issuance of all other equity interests Parent and its subsidiary could be obligated to issue prior to the End Date, the delivery of the written consent contemplated in Section 3.4 of each of the Specified Support Agreements would not be sufficient to constitute Parent Stockholder Approval;

(iii) amend Parent or Opco LP’s Organizational Documents or amend the Organizational Documents of any of Parent’s other Subsidiaries in any material respect;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly owned Subsidiary of Parent merging with another wholly owned Subsidiary of Parent or a wholly owned Subsidiary of Opco LP merging with another wholly owned Subsidiary of Opco LP or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, or any property or assets, in each case other than (1) pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.2(b)(iv) of the Parent Disclosure Letter (2) acquisitions for which the consideration is $10,000,000 individually and $20,000,000 in the aggregate;

(v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets or properties (including Mineral Properties), other than (A) pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.2(b)(v) of the Parent Disclosure Letter or (B) sales, leases or dispositions (1) for which the consideration is $10,000,000 or less individually and $20,000,000 or less in the aggregate or (2) leases, top-leases, ratifications, extensions or amendments constituting or burdening any Mineral Properties made in the ordinary course of business;

(vi) adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among Parent and any wholly owned Subsidiaries of Parent, among Opco LP and any wholly owned Subsidiaries of Opco LP, or among wholly owned Subsidiaries of Parent or Opco LP;

(vii) change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii) (A) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on Parent financial statements or $1,000,000, or (B) make, revoke or change any material election for U.S. federal (or applicable state and local) income tax purposes except where such action is required by law or would not have a material and adverse effect on the Tax liabilities of Parent and its Subsidiaries, taken as a whole;

(ix) (A) grant any increases in the compensation payable or to become payable to any of its directors, officers or employees, except as required by applicable Law or a Parent Plan existing as of the date hereof; (B) pay or agree to pay to any director, officer or employee making an annualized salary of more than $300,000, whether past or present, any pension, retirement allowance or other employee benefit not required by any of the Parent Plans existing as of the date hereof; (C) enter into any new, or materially amend any existing, employment or severance or termination agreement with any director, officer or employee making an annualized salary of more than $300,000; or (D) establish any Parent Plan which was not in existence prior to the date of this Agreement, or amend any such plan or arrangement in existence on the date of this Agreement if such amendment would have the effect of enhancing any benefits thereunder; (E) accelerate the vesting, payment or settlement of any compensation, Parent PSU Award, Parent RSU Award, Parent Restricted Stock Award or other award; or (F) enter into or otherwise approve or provide for any change in control, severance or retention agreements or arrangements relating to the Transactions (or materially amend any such existing agreements or arrangements);

(x) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(xi) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger the WARN Act;

(xii) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities in an amount not to exceed $30,000,000 in the aggregate of new (and not repaid) borrowings, (2) for extensions, renewals or refinancings of existing Indebtedness (including related premiums and expenses), (3) by Parent that is owed to any wholly owned Subsidiary of Parent, by Opco LP that is owed to any wholly owned Subsidiary of Opco LP, or by any Subsidiary of Parent that is owed to Parent or a wholly owned Subsidiary of Parent, or by any Subsidiary of Opco LP that is owed to Opco LP or any wholly owned Subsidiary of Opco LP, or (4) incurred or assumed in connection with any acquisition permitted by Section 6.2(b)(iv), or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xiii) make, compromise or forgive any loans, advances, or capital contributions to any other Person, other than as between Parent or its Subsidiaries or employees of Parent or its Subsidiaries in the ordinary course of business;

(xiv) except in the ordinary course of business, make or commit to make capital expenditures in excess of $5,000,000 in the aggregate;

(xv) (A) enter into any contract that would be a Parent Contract, (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract in any material respect or (C) enter into any contract that would be breached by or require the consent of any other Person in order to continue in full force and effect following, consummation of the Mergers;

(xvi) settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) involving the payment of monetary damages by Parent or any of its Subsidiaries of any amount exceeding $1,000,000 in the aggregate;

(xvii) fail to notify the Company of any emergency affecting Parent and its Subsidiaries’ businesses or any of Parent’s assets as promptly as reasonably practicable;

(xviii) fail to notify the Company of any material Proceeding filed with any Governmental Entity, or threatened in writing against any of Parent or its Subsidiaries, with respect to Parent’s assets, any of the Company or its Subsidiaries, or the Transactions;

(xix) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would reasonably be expected to prevent or impede, the Intended Tax Treatments Covenant from being satisfied;

(xx) sell, assign, license, transfer, abandon or permit to lapse any rights to material Parent Intellectual Property, other than non-exclusive licenses of rights to Parent Intellectual Property granted by any of Parent or its Subsidiaries to customers in the ordinary course of business;

(xxi) fail to maintain all material insurance policies in the amounts and of the types presently in force with respect to the assets of Parent and the operations and activities of Parent and its Subsidiaries to the extent commercially reasonable in Parent and its Subsidiaries’ business judgment in light of prevailing conditions in the insurance market;

(xxii) fail to maintain the books, accounts and records of each of Parent and its Subsidiaries in the ordinary course of business consistent with past practice and in compliance with all applicable Laws and contractual obligations;

(xxiii) increase or decrease the size of the Parent Board or enter into any agreement obligating Parent or the Parent Board to nominate any individual for election to the Parent Board or appoint any individual to fill any vacancy on the Parent Board;

(xxiv) take any action that would or would reasonably be expected to prevent or materially delay the Mergers and the consummation of the Transactions; or

(xxv) agree to take any action that is prohibited by this Section 6.2(b).

6.3 No Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with its terms, the Company will, and will cause its Subsidiaries and instruct its and its Subsidiaries’ Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or its or its Subsidiaries’ Representatives with respect to a Company Competing Proposal and immediately send return or destroy notices in respect of any information shared in connection with any such Company Competing Proposal within the twelve (12) months prior to the execution of this Agreement.

(b) From and after the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with its terms, the Company will not, and will cause its Subsidiaries and will instruct its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage the making of or announcement of any Company Competing Proposal, (ii) engage in any discussions or negotiations with any Person with respect to a Company Competing Proposal, (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (iv) enter into any letter of intent or agreement in principal, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(d)(ii)), (v) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, (vi) (A) fail to make, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation (it being understood that any failure to publicly, and without qualification, reaffirm the Company Board Recommendation, in each case, within ten (10) Business Days after a Company Competing Proposal is made public or any request by Parent to do so will be deemed a withdrawal of the Company Board Recommendation for the purposes hereof), (B) fail to include the Company Board Recommendation in the Joint Consent Solicitation Statement/Proxy Statement/Prospectus and Registration Statement or (C) recommend the approval or adoption of, or publicly propose to recommend, approve or adopt, any Company Competing Proposal (the taking of any action described in clause (vi) being referred to as a “Company Change of Recommendation”), or (vii) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the Delaware Law, inapplicable to any person (other than Parent and its Affiliates) or any Company Competing Proposal.

(c) From and after the date of this Agreement, the Company shall advise Parent of the receipt by the Company or, to the extent known by the Company, any of its Representatives of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (in each case within one (1) Business Day thereof), and the Company shall provide to Parent (within such one (1) Business Day time frame) either (i) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or Representatives or (ii) if oral, a written summary of the material terms of such Company Competing Proposal. The Company shall keep Parent reasonably informed, on a current basis, with respect to the status and material terms of any such Company Competing Proposal and any material changes to the status of any such discussions or negotiations (and in no event later than one (1) Business Day after such material change).

(d) Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i) after consultation with its outside legal counsel, make such customary disclosures as the Company Board or any committee thereof determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act, to the extent applicable, or other applicable federal securities Laws, so long as, in each case, any action taken or statement made to so comply is consistent with this Section 6.3;

(ii) prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.3(b)(ii) and 6.3(b)(iii) with any Person who has made after the date hereof a written, unsolicited bona fide Company Competing Proposal (which has not resulted from a violation of this Section 6.3); provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its outside legal counsel; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section 6.3; provided, further, that prior to or concurrent with (or in the case of oral communications only, promptly after) providing any non-public information to such Person, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent) and (B) prior to taking any such actions, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal;

(iii) prior to the receipt of the Company Stockholder Approval, in response to a Company Competing Proposal (which has not resulted from a violation of this Section 6.3), if the Company Board so chooses, cause the Company to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), if prior to taking such action (A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Mergers proposed by Parent in response to such Company Competing Proposal), (B) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and, that the Company intends to take such action, (C) during the period ending on the earlier to occur of one (1) Business Day prior to the scheduled time for the Company Stockholders Meeting and the fourth Business Day after the date on which such notice is given to Parent, the Company shall have made its Representatives reasonably available for the purpose of engaging in good faith negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction so that the Company Competing Proposal that is the subject of the Company Superior Proposal ceases to be a Company Superior Proposal, and (D) within the period described in the foregoing clause (C), either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement or (2) if Parent shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board, after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that (x) the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal and (y) failing to make Company Change of Recommendation and/or enter into such Company Competing Proposal would be reasonably likely to be inconsistent with Company Board’s fiduciary obligations to the Company Stockholders under applicable Law; provided, however, that each time material modifications to the financial terms of a Company Competing Proposal determined to be a Company Superior Proposal are made the time period set forth in clause (C) prior to which the Company may effect a Company Change of Recommendation or terminate this Agreement shall be extended for twenty-four (24) hours after notification of such change to Parent; and

(iv) prior to the receipt of the Company Stockholder Approval, (A) seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a Company Competing Proposal (which has not resulted from a violation of this Section 6.3) solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board to make an informed determination under Section 6.3(d)(ii) and (B) inform such Person or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(e) Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation if prior to taking such action (i) the Company Board determines in good faith after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Company Stockholders under applicable Law, (ii) the Company shall have given notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the fifth Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary obligations to Company Stockholders under applicable Law.

(f) Notwithstanding (i) any Company Change of Recommendation, (ii) the making of any Company Competing Proposal or (iii) anything in this Agreement to the contrary but without limiting the Company’s right to terminate this Agreement in accordance with Section 8.1(d), until termination of this Agreement (x) in no event may the Company or any of its Subsidiaries (A) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to a Company Competing Proposal (other than a confidentiality agreement in accordance with Section 6.3(d)(ii)), and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement, including, for the avoidance of doubt, the obligation to hold the Company Stockholder Meeting.

6.4 [Reserved].

6.5 Preparation of Joint Consent Solicitation Statement/Proxy Statement/Prospectus and Registration Statement.

(a) Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including New Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub and Opco Merger Sub LLC) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Consent Solicitation Statement/Proxy Statement/Prospectus and any amendments or supplements thereto used by the Company to obtain the adoption by the Company Stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries (including Opco LLC) and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Consent Solicitation Statement/Proxy Statement/Prospectus and the Registration Statement and any amendments or supplements thereto.

(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and Parent shall cause New Parent to file with the SEC a mutually acceptable Joint Consent Solicitation Statement/Proxy Statement/Prospectus relating to the Mergers and the other Transactions, and Parent shall cause New Parent to prepare and file with the SEC the Registration Statement (of which the Joint Consent Solicitation Statement/Proxy Statement/Prospectus will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Consent Solicitation Statement/Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Mergers. As promptly as reasonably practicable following the clearance of the Joint Consent Solicitation Statement/Proxy Statement/Prospectus by the SEC and the effectiveness of the Registration Statement, each of Parent and the Company will cause the Joint Consent Solicitation Statement/Proxy Statement/Prospectus to be filed in definitive form with the SEC and transmitted to the holders of Parent Common Stock and Company Common Stock, respectively. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Consent Solicitation Statement/Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Consent

Solicitation Statement/Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) New Parent, Parent and the Company shall make all necessary filings with respect to the Mergers and the other Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order or the suspension of the qualification of the New Parent Class A Common Stock, New Parent Class C Common Stock or Opco LP Units issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the First Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Consent Solicitation Statement/Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Stockholders and the Parent Stockholders.

6.6 Requisite Approvals. In connection with and substantially concurrently with the Post-Signing Transactions, (i) Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of New Parent in accordance with applicable Law and the Organizational Documents of New Parent, and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement and the Transactions on behalf of New Parent, (ii) the Board of Directors of Snapper Merger Sub shall approve, adopt and declare advisable this Agreement and the transactions contemplated hereby, including the Parent Merger, (iii) the Board of Directors of Bass Merger Sub shall approve, adopt and declare advisable this Agreement and the transactions contemplated hereby, including the Company Merger and (iv) New Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of each of Bass Merger Sub and Snapper Merger Sub in accordance with applicable Law and the Organizational Documents of Bass Merger Sub and Snapper Merger Sub, respectively, and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement and the Transactions on behalf of each of Snapper Merger Sub and Bass Merger Sub,. Concurrently with the execution of this Agreement, (A) Opco LP has, in accordance with applicable Law and the Organizational Documents of Opco Merger Sub LLC, in its capacity as the sole member of Opco Merger Sub LLC, delivered to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Opco Merger Sub LLC; and (B) the Company has, in accordance with applicable Law and the Opco LLC Agreement, in its capacity as the holder of more than a majority of the issued and outstanding Opco LLC Units and in its capacity as the managing member of Opco LLC, delivered to Parent a duly executed written consent adopting this Agreement on behalf of Opco LLC.

6.7 Company Stockholders Meeting; Parent Consent Solicitation.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable (but in no event later than 45 days) following the clearance of the Joint Consent Solicitation Statement/Proxy Statement/Prospectus by the SEC. Except as permitted by Section 6.3, the Company Board shall recommend that the Company Stockholders vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from Company Stockholders proxies in favor of the adoption of this Agreement, and the Joint Consent Solicitation Statement/Proxy Statement/Prospectus shall include a statement to the effect that the Company Board has made the Company Board Recommendation. Without limiting the right of the Company Board to effect a Company Change of Recommendation in accordance with Section 6.3, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval and otherwise comply with all applicable Law with respect to such meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Consent Solicitation Statement/Proxy Statement/Prospectus is provided to Company Stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is less than five (5) Business Days and more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Company Stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company Stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Without limiting the generality of the foregoing, unless this Agreement is terminated prior to the Company Stockholders Meeting, this Agreement, the Mergers and the other Transactions shall be submitted to Company Stockholders at the Company Stockholders Meeting whether or not a Company Change of Recommendation shall have occurred.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to cause the Joint Consent Solicitation Statement/Proxy Statement/Prospectus to be mailed to Parent Stockholders, to seek the Parent Stockholder Approval via written consent and to take such other actions as may be required by applicable Law and the Organizational Documents of Parent and its Subsidiaries to obtain the Parent Stockholder Approval via written consent as promptly as reasonably practicable following the clearance of the Joint Consent Solicitation Statement/Proxy Statement/Prospectus by the SEC and the time the Registration Statement is declared effective under the Securities Act. The Joint Consent Solicitation Statement/Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board has made the Parent Board Recommendation; provided that, notwithstanding anything to the contrary in this Agreement, prior to obtaining the Parent Stockholder Approval, (i) nothing in this Agreement shall prohibit Parent or the Parent Board from making any disclosures that it determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act, to the extent applicable, or other applicable federal securities Laws and (ii) the Parent Board shall be permitted to change or withdraw the Parent Board Recommendation, but, in the case of clause (ii), solely to the extent the Parent Board determines in good faith after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Parent Stockholders under applicable Law; provided, further, however, that in no event shall any such disclosure, change or withdrawal (x) affect the validity and enforceability of this Agreement or the Support Agreements, including the Parties’ obligations to consummate the transactions contemplated by this Agreement, including the Mergers, or the Supporting Stockholders’ obligations to deliver (or cause to be delivered) the written consent contemplated by the Support Agreements, or (y) cause any state corporate takeover statute or other similar statute to be applicable to the Mergers or the other transactions contemplated by this Agreement.

6.8 Access to Information.

(a) Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the First Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 6.8(a), each Party shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement. Notwithstanding the foregoing, each Party shall not have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, each Party shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party, which may be granted or withheld in the other Party’s sole discretion. Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.8(a) for any purpose unrelated to the consummation of the Transactions.

(b) The Confidentiality Agreement dated as of June 8, 2022, between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder.

6.9 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.9(b) and (c), and not this Section 6.9(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than fifteen (15) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. As promptly as reasonably practicable, the Parties shall make the filings and notifications as may be required by foreign competition Laws and merger regulations (the “Competition Law Notifications”). Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under the HSR Act or any Competition Law Notifications. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act, any Competition Law Notifications or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority. To the extent permitted by applicable Law, each of Parent and the Company shall (i) promptly notify the other of any substantive communication made or received by Parent or the Company, as applicable, with any Antitrust Authority relating to Antitrust Laws (or any other Competition Law Notifications) and regarding this Agreement or the Transaction, (ii) provide the other party reasonable opportunity to review in advance any proposed written communication to any such Antitrust Authority and incorporate such other party’s reasonable comments to such proposed written communication, (iii) not agree to participate in any in-person meeting or substantive discussion with any Antitrust Authority in respect of any Competition Law Notification, investigation, filing or inquiry regarding this Agreement or any of the Transactions without advance consultation and, to the extent permitted, opportunity to attend or participate, and (iii) promptly furnish the other party with copies of all correspondence, filings and written communications with such Antitrust Authority in respect of this Agreement and the Transactions.

(c) Notwithstanding anything herein to the contrary, Parent shall use reasonable best efforts to resolve, avoid, or eliminate impediments or objections, if any, that may be asserted by any Antitrust Authority with respect to the Transactions so as to enable the Mergers to occur prior to the End Date; provided that nothing in this Section 6.9 or anything else in this Agreement shall require Parent or any of its Affiliates to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent’s prior written consent): (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets) (any of the actions described in this proviso, a “Divestiture Action”). Unless mutually agreed by the Company and Parent, neither the Company nor Parent, nor any of their respective Affiliates, shall take or agree to take any Divestiture Action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, but subject to the preceding sentences, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all reasonable steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.9 so as to preserve any applicable privilege.

(d) The Company, Opco LLC, Parent, New Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub and Opco Merger Sub shall not take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act, any Competition Law Notifications or any other applicable Antitrust Law.

6.10 Employee Matters.

(a) For a period of twenty four (24) months following the Closing, Parent shall cause each individual who is employed as of immediately prior to the Closing by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Bass Surviving Corporation, the Opco Surviving Company or any of their respective Subsidiaries) to be provided with (i) base compensation (salary or wage, as applicable) and an annual cash bonus target opportunity (as applicable) that is no less favorable than that in effect for such Company Employee immediately prior to the Closing (and the annual cash bonus, if any, earned by such Company Employees shall be determined on a comparable basis to similarly situated employees of Parent) and (ii) employee benefits (including retirement plan participation) and incentive compensation opportunities that are substantially comparable in the aggregate to those in effect for such Company Employee immediately prior to the Closing.

(b) With respect to each Employee Benefit Plan maintained by New Parent or any of its Subsidiaries (including the Bass Surviving Corporation, the Opco Surviving Company or any of their respective Subsidiaries) in which any of the Company Employees participate following the Closing (as applicable, the “Company Employee Benefit Plans”), the Company Employees shall be given credit for all purposes under the Company Employee Benefit Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, including vesting, eligibility and benefit accrual purposes, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Closing.

(c) From and after the Closing, as applicable, Parent shall, or shall cause the Bass Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Company Plan to the extent such Company Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Closing, and such conditions, periods or requirements are satisfied or waived under such Employee Benefit Plan of the Company and (ii) give each Company Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider.

(d) From and after the Closing, Parent shall, or shall cause the Bass Surviving Corporation and its Subsidiaries, to honor their respective contractual obligations under all employment, severance, change in control and other similar agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee.

(e) Prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to terminate, as of the day immediately preceding the Closing Date, the Company’s participation in the 401(k) plan (the “Company 401(k) Plan”). The Company shall provide Parent with evidence that such participation in the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than two Business Days immediately preceding the Closing Date. In connection with the termination of the Company’s participation in the Company 401(k) Plan, Parent shall permit each affected Company Employee who is a participant in the Company 401(k) Plan to (i) become a participant in a 401(k) plan of Parent or its Subsidiary that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) as soon as practicable after the Closing Date, subject to the terms and conditions of the Parent 401(k) Plan and (ii) subject to the terms and conditions of the Parent 401(k) Plan and the requirements of the administrator thereof, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or, if permitted under the Parent 401(k) Plan, a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such affected Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan. Notwithstanding the foregoing, the Company shall not terminate its participation in the Company 401(k) Plan if, not later than five Business Days prior to the Closing Date, Parent requests that the Company not terminate its participation in the Company 401(k) Plan.

(f) For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent, the Bass Surviving Corporation or one of its Subsidiaries will give each Company Employee credit for all unused vacation and other paid time off days accrued or earned by such Company Employee as of immediately prior to the Closing for the calendar year in which the Closing occurs.

(g) If (i) a Company Employee’s employment with Parent or any of its Subsidiaries (including the Bass Surviving Corporation, the Opco Surviving Company or any of their respective Subsidiaries) is terminated during the period commencing at the Closing and ending twenty-four (24) months following the Closing (the “Transition Period”) by Parent or any of its Subsidiaries (including the Bass Surviving Corporation, the Opco Surviving Company or any of their respective Subsidiaries) without Cause or (ii) a Company Employee terminates his/her employment with Parent or any of its Subsidiaries (including the Bass Surviving Corporation, the Opco Surviving Company or any of their respective Subsidiaries) for Good Reason during the Transition Period, such Company Employee shall be paid by Parent (or Parent shall cause to be paid), a cash, lump sum severance benefit, in the amount and subject to the requirements, either (x) set forth on Section 6.10(g) of the Company Disclosure Letter or (y) to the extent that the Company adopts the Severance Plan in accordance with Section 6.1(b)(ix) of this Agreement, set forth in the Severance Plan. Notwithstanding the foregoing, payment of any such severance amount will be subject to such Company Employee’s execution and non-revocation of a waiver and release of claims in favor of Parent and its Subsidiaries and Affiliates, including the Bass Surviving Corporation and the Opco Surviving Company (and their respective Subsidiaries and Affiliates) in a form to be provided by Parent, the Bass Surviving Corporation or the Opco Surviving Company.

(h) Nothing in this Agreement shall (i) constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries or (ii) require Parent, the Bass Surviving Corporation, or any of their respective Subsidiaries to continue to employ any Company Employee or any other employee for any period of time following the First Effective Time. The provisions of this Section 6.10 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.10) under or by reason of any provision of this Agreement.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, for six (6) years after the applicable Effective Time, Parent, the Bass Surviving Corporation and the Opco Surviving Company shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the applicable Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan or any of its Subsidiaries (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the applicable Effective Time and whether asserted or claimed prior to, at or after the applicable Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent, the Bass Surviving Corporation and the Opco Surviving Company shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the applicable Effective Time), each of Parent, the Bass Surviving Corporation and the Opco Surviving Company shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.11, upon learning of any such Proceeding, shall notify Parent, the Bass Surviving Corporation or the Opco Surviving Company (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.11 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent, the Bass Surviving Corporation or the Opco Surviving Company under this Section 6.11, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or the Bass Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, the Bass Surviving Corporation or the Indemnified Person within the last three (3) years. Notwithstanding anything in this Section 6.11 to the contrary, if any claim for indemnification or advancement of expenses under this Section 6.11 is made by an Indemnified Person prior to the expiration of the applicable statute of limitations with respect to the Proceeding to which such Indemnified Person is a party or is otherwise involved and such Proceeding is continuing as of such date, then such Indemnified Person shall be entitled to indemnification or advancement of expenses under this Section 6.11 until the final disposition of such Proceeding.

(b) For six (6) years after the applicable Effective Time, Parent, the Bass Surviving Corporation and the Opco Surviving Company shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Bass Surviving Corporation or the Opco Surviving Company in any manner that would affect (or manage the Bass Surviving Corporation or the Opco Surviving Company or their respective Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Bass Surviving Corporation, the Opco Surviving Company or any of their respective Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Bass Surviving Corporation and the Opco Surviving Company to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or Opco LLC or any of their respective Subsidiaries and any of directors, officers or employees of the Company or Opco LLC existing immediately prior to the applicable Effective Time.

(c) Parent, the Bass Surviving Corporation and the Opco Surviving Company shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.11(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.11 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Unless otherwise agreed between Parent and the Company prior to Closing, Parent, the Bass Surviving Corporation and the Opco Surviving Company will cause to be put in place, and Parent shall fully prepay immediately prior to the Closing, “tail” insurance policies (collectively, the “D&O Tail Policy”) with a claims period of at least six (6) years from the First Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the First Effective Time; provided, however, that in no event shall Parent be required to expend for the D&O Tail Policy an aggregate premium amount in excess of 300% of the premium amount per annum for the Company and its Subsidiaries’ existing insurance coverage; provided, further, that if the aggregate premium amount for the D&O Tail Policy exceeds such amount, the Company shall obtain a D&O Tail Policy for the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount.

(e) In the event that Parent, the Bass Surviving Corporation or the Opco Surviving Company or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Bass Surviving Corporation or the Opco Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.11. Parent, the Bass Surviving Corporation and the Opco Surviving Company shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent, the Bass Surviving Corporation or the Opco Surviving Company unable to satisfy their obligations under this Section 6.11. The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.11, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.11 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. Parent, the Bass Surviving Corporation and the Opco Surviving Company shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.11.

6.12 Agreement to Defend; Stockholder Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto.

6.13 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. The Parties will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded, provided such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that no provision of this Agreement shall be deemed to restrict in any manner the Company’s ability to communicate with its employees and that the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal and matters related thereto or a Company Change of Recommendation other than as set forth in Section 6.3.

6.14 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 5.4, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the First Effective Time. Prior to the First Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.15 Dividends. After the date of this Agreement, subject to the restrictions set forth in Sections 6.1 and 6.2, as applicable, each of the Company and Parent shall coordinate with the others the declaration of any dividends in respect of Company Class A Common Stock, Opco LLC Units, Parent Class A Common Stock and Opco LP Units and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Class A Common Stock and Opco LLC Units shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Class A Common Stock or Opco LLC Units (as applicable), on the one hand, and any shares of Parent Class A Common Stock or Opco LP Units any such holder receives in exchange therefor in the Mergers, on the other.

6.16 Transfer Taxes. Except as provided in Section 3.7(b)(ii), all Transfer Taxes incurred in connection with the Transactions, if any, shall be paid by Parent when due, whether levied on Parent or any another Person, and Parent shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes; provided that, such payment shall be funded with a distribution from Opco LP. Opco LP shall reimburse, indemnify, defend and hold harmless against liability for any such Transfer Taxes such other Persons. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any Transfer Taxes.

6.17 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions.

(b) The Company Parties shall give prompt notice to Parent, and Parent Parties shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.18 Section 16 Matters. Prior to the First Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.19 Listing Application. Parent shall use reasonable best efforts to take, or cause New Parent to take, all action necessary to cause the New Parent Class A Common Stock to be issued (i) to the holders of Eligible Class A Shares pursuant to this Agreement, (ii) to holders of Parent Class A Common Stock pursuant to this Agreement, (iii) upon the redemption of Opco LP Units (together with a corresponding number of shares of Parent Class C Common Stock) issued to the holders Opco LLC Units pursuant to this Agreement and (iv) upon the exercise of New Parent Warrants to be approved for listing on the NYSE prior to the First Effective Time, subject to official notice of issuance.

6.20 Registration Rights Agreement. Not less than thirty (30) days prior to Closing, Parent shall offer to each holder of Opco LLC Units as of such date to enter into a registration rights agreement with such Person in the form attached hereto as Exhibit B, and, at or prior to the Closing Date, Parent and New Parent shall enter into an agreement with each holder of Opco LLC Units who desires to be a party thereto, and informs Parent thereof, not less than three (3) Business Days prior to the Closing Date.

6.21 Tax Matters.

(a) Each of New Parent, Parent, Snapper Merger Sub, the Company and Bass Merger Sub will use its reasonable best efforts to (i) cause the Public Company Intended Tax Treatment to be satisfied, and will not take any actions (other than actions provided for in this Agreement) that would reasonably be expected to prevent or impede the Public Company Intended Tax Treatment from being satisfied and (ii) cause the Private Opco Intended Tax Treatment to be satisfied, and will not take any actions (other than actions provided for in this Agreement) that would reasonably be expected to prevent or impede the Private Opco Intended Tax Treatment from being satisfied (the “Intended Tax Treatments Covenant”). Parent and the Company will cooperate with one another to facilitate the issuance of the Closing Tax Opinions including, but not limited to: (i) (A) Parent shall use commercially reasonable efforts to deliver to such counsel duly executed certificates containing such customary representations and warranties as shall be reasonably necessary or appropriate to enable such counsel to render such Closing Tax Opinion, respectively (the “Parent Tax Certificates”), and (B) the Company shall use commercially reasonable efforts to deliver to such counsel duly executed certificates containing such customary representations and warranties as shall be reasonably necessary or appropriate to enable such counsel to render such Closing Tax Opinion (the “Company Tax Certificates”), in each case dated as of the Closing Date (and, if requested, dated as of such other date as may be reasonably required with respect to the issuance of any opinion in connection with the Registration Statement or otherwise), and (ii) Parent and the Company shall use commercially reasonable efforts to provide such other information as reasonably requested by such counsel for purposes of rendering the Closing Tax Opinions and any other opinion to be issued by such counsel with respect to the Intended Tax Treatments. Notwithstanding any provision in this Agreement to the contrary, no Party to this Agreement shall have any liability or obligation to any stockholder of the Parent or the Company or equityholder of Opco LLC or Opco LP if either or both of the Pubco Mergers do not qualify for Public Company Intended Tax Treatment or the Opco Merger does not qualify for the Private Opco Intended Tax Treatment.

(b) New Parent shall prepare, or cause to be prepared, each Pre-Closing Flow-Through Tax Return required to be filed after the Closing with respect to Opco LLC, in a manner consistent with past practice, except to the extent otherwise required by applicable Law or this Agreement. To the extent applicable and to the extent permissible under Section 706 of the Code, all items of income, gain, loss, deduction and credit allocable to the Opco LLC Units held by the Legacy Unitholders immediately prior to the Effective Time shall be allocated between the Legacy Unitholders, New Parent, the Snapper Surviving Corporation, the Bass Surviving Corporation and the holders of Opco LP Units based on an interim closing of the books on the Closing Date pursuant to Section 706 of the Code and the Treasury Regulations promulgated thereunder. For U.S. federal (and applicable state and local) income Tax purposes, including for purposes of preparing all Pre-Closing Flow-Through Tax Returns, all items of loss or deduction reportable by Opco LLC for U.S. federal (and applicable state and local) income tax purposes resulting from or attributable to the payment of any amounts in connection with the Transactions (including any compensatory payments payable in connection with the Transactions) shall be treated as accruing on or before the Closing Date and, to the extent allocable to the Opco LLC Units held by the Legacy Unitholders immediately prior to the Effective Time, shall be allocated to the Legacy Unitholders. New Parent shall not, and shall cause its Subsidiaries (including, after the Closing, Opco LLC and the Opco Surviving Company) not to, file or amend any Pre-Closing Flow-Through Tax Return with respect to Opco LLC in a manner that would reasonably be expected to have a material and disproportionate adverse impact on the Legacy Unitholders without the prior written consent of the Securityholder Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(c) After the Closing, the Securityholder Representative shall be entitled to participate in any audit, examination, contest, litigation or other proceeding relating to Pre-Closing Flow-Through Taxes with respect to Opco LLC that would reasonably be expected to have a material and disproportionate adverse impact on the Legacy Unitholders, and none of New Parent, the Snapper Surviving Corporation, the Bass Surviving Corporation, Opco LP, or Opco LLC shall settle or compromise any such proceeding that is reasonably be expected to have a material and disproportionate adverse impact on the Legacy Unitholders without the prior consent of the Securityholder Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(d) After the Closing, in the event of an audit of a U.S. federal (or state or local) partnership income Tax Return of any Subsidiary of New Parent (including Opco LP, Opco LLC and the Opco Surviving Company) for any Taxable period that ends (i) on or before or includes the Closing Date and (ii) after December 31, 2017, New Parent shall cause the applicable Subsidiary to make, or cause its “partnership representative” to make, the election under Section 6226(a) of the Code (or any similar provision of state or local Tax Law).

(e) The Parties and the Securityholder Representative shall cooperate as and to the extent reasonably requested by any other Party or the Securityholder Representative in connection with the filing of any Tax Returns described in Section 6.21(b) or any Proceeding with respect to the Taxes or Tax Returns of Opco LLC or the Intended Tax Treatments. Such cooperation shall include the retention and (upon the other Party’s or the Securityholder Representative’s request) the provision of records and information that are reasonably relevant to any such Tax Return or Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(f) The Parties agree to the matters reflected on Schedule 6.21.

6.22 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.23 Obligations. Parent and Opco LP shall take all action necessary to cause New Parent, Bass Merger Sub, Snapper Merger Sub, Opco Merger Sub LLC, the Bass Surviving Corporation, the Snapper Surviving Corporation and the Opco Surviving Company to perform their respective obligations under this Agreement. The Company shall take all action necessary to cause Opco LLC to perform its obligations under this Agreement.

6.24 Company Indebtedness. To the extent requested by Parent, the Company shall (x) cooperate with, and take all actions reasonably requested by, Parent in order to permit Parent to cause the termination and payoff of the outstanding principal amount in respect of, and commitments under, the Indebtedness set forth on Section 6.24 of the Company Disclosure Letter at the Closing (including (i) the repayment in full of all obligations then outstanding thereunder, (ii) the release of all encumbrances, security interests and collateral in respect thereof, (iii) the termination of all guarantees in respect thereof and (iv) the termination or replacement of all letters of credit outstanding thereunder, in each case, at the Closing) and (y) prior to the Closing and when requested by Parent, arrange for delivery to Parent of payoff letters, lien terminations and other instruments of discharge in customary form and substance in respect of such Indebtedness.

6.25 Use of Name. Within one (1) year following the Closing, the Parent Parties shall, and shall cause their respective Subsidiaries to, cease using the term “Brigham” and any other word, expression or identifier of source confusingly similar thereto or constituting an abbreviation, derivation or extension thereof (the “Transferred Entity Marks”), including removing, or causing to be removed (including by changing an entity’s name), all such names, marks or logos from wherever they may appear on the assets of any Parent Party or within the names of their respective Subsidiaries following the Closing, and thereafter, the Parent Parties shall not, and shall cause their respective Subsidiaries not to, use the Transferred Entity Marks or any other Intellectual Property confusingly similar thereto. Each of the Parent Parties acknowledges that, after the Closing, it and its Subsidiaries have no rights whatsoever to the Transferred Entity Marks. Notwithstanding the foregoing, nothing in this Section 6.25 shall be deemed to prohibit the Seller Parties or their Subsidiaries from using any Transferred Entity Mark (i) in connection with public reporting or disclosure requirements under applicable Laws or the applicable rules and regulations of any national securities exchange or national securities quotation system, or (ii) as permitted by fair use under applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Mergers. The respective obligation of each Party to consummate the Mergers is subject to the satisfaction at or prior to the First Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Mergers and no Law shall have been adopted that makes consummation of the Mergers illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or pending Proceedings seeking a stop order.

(e) NYSE Listing. The shares of New Parent Class A Common Stock issuable (i) to the holders of Eligible Class A Shares pursuant to this Agreement, (ii) to holders of Parent Class A Common Stock pursuant to this Agreement, (iii) upon the redemption of Opco LP Units (together with a corresponding number of shares of Parent Class C Common Stock) to be outstanding following the issuance of Opco LP Units to the holders of Opco LLC Units pursuant to this Agreement and (iv) upon the exercise of New Parent Warrants shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(f) Joint Consent Solicitation Statement/Proxy Statement/Prospectus. The Joint Consent Solicitation Statement/Proxy Statement/Prospectus shall have been mailed to the holders of Parent Common Stock and Company Common Stock, respectively, not less than twenty (20) calendar days prior to the Closing Date, and the completion of the Transactions shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

(g) Restructuring. In the event that Parent or the Company is unable to obtain the Closing Tax Opinions as required by Section 7.2(e) and Section 7.3(e), Parent and the Company shall use their respective commercially reasonable efforts to restructure the transactions contemplated by this Agreement in a manner that preserves the rights and obligations of the Parties and their equity owners but allows the Parent and the Company to each receive a tax opinion that the restructured transaction should not result in the recognition of gain by New Parent, Parent, the Company or their respective stockholders.

7.2 Additional Conditions to Obligations of the Parent Parties. The obligations of Parent, New Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub and Opco Merger Sub LLC to consummate the Mergers are subject to the satisfaction at or prior to the First Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company Parties. (i) The representations and warranties of the Company Parties set forth in Section 4.2(a) and Section 4.6(a) shall be true and correct (except, with respect to Section 4.2(a) for any de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of the Company Parties set forth in Section 4.1 (solely the first sentence thereof), Section 4.2(b), the second sentence of Section 4.2(c), Section 4.3 (excluding Section 4.3(d)(ii)-(iii)), Section 4.4, Section 4.21 and Section 4.23 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (iii) all other representations and warranties of the Company Parties set forth in Article IV of this Agreement shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company Parties. The Company Parties each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a), (b), and (c) have been satisfied.

(e) Tax Opinion. Parent shall have received an opinion from Davis Polk & Wardwell LLP (or, if Davis Polk & Wardwell LLP is unable or unwilling to issue such an opinion, from another nationally recognized law firm reasonably acceptable to Parent), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, either (i) each Pubco Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to each of the parties to the reorganization or (ii) the transfer of the stock of Parent and the stock of the Company to New Parent in exchange for stock of New Parent as a result of the Pubco Mergers should constitute a transaction described in Section 351 of the Code. In rendering the opinion described in this Section 7.2(e), Davis Polk & Wardwell LLP (or such other nationally recognized law firm) shall have received and may rely upon the Parent Tax Certificates and the Company Tax Certificates and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.3 Additional Conditions to Obligations of the Company Parties. The obligations of the Company Parties to consummate the Mergers is subject to the satisfaction at or prior to the First Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Parent Parties. (i) The representations and warranties of the Parent Parties set forth in Section 5.2(a) and Section 5.6(a) shall be true and correct (except, with respect to Section 5.2(a) for any de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of the Parent Parties set forth in Section 5.1 (solely the first sentence thereof), Section 5.2(b), the second sentence of Section 5.2(d), Section 5.3 (excluding Section 5.3(b)(ii)-(iii)), Section 5.4, and Section 5.21 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (iii) all other representations and warranties of the Parent Parties set forth in Article V of this Agreement shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of the Parent Parties. The Parent Parties each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the First Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a), (b) and (c) have been satisfied.

(e) Tax Opinion. The Company shall have received an opinion from Vinson & Elkins LLP (or, if Vinson & Elkins LLP is unable or unwilling to issue such an opinion, from another nationally recognized law firm reasonably acceptable to the Company), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, either (i) each Pubco Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) the transfer of the stock of Parent and the stock of the Company to New Parent in exchange for stock of New Parent as a result of the Pubco Mergers should constitute a transaction described in Section 351 of the Code with respect to each of the parties to the reorganization. In rendering the opinion described in this Section 7.3(e), Vinson & Elkins LLP (or such other nationally recognized law firm) shall have received and may rely upon the Parent Tax Certificates and the Company Tax Certificates and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Mergers shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on June 6, 2023 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Mergers to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) (in the case of a termination by Parent) or Sections 7.3(a) or (b) (in the case of a termination by the Company), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of written notice to the breaching Party of such breach and the basis for such notice, and the date of the proposed termination (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof.

(c) by Parent, prior to the time the Company Stockholder Approval is obtained, if (i) a Company Change of Recommendation has occurred or (ii) a director or an executive officer of the Company shall have breached its obligations under Section 6.3 in any material respect;

(d) by the Company, prior to the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b) and the Company has complied in all material respects with Section 6.3 in respect of such Company Superior Proposal; or

(e) by the Company, if the Support Agreements are not executed by each of the Supporting Stockholders and delivered to the Company within twenty-four (24) hours of the execution of this Agreement.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 8.1(d), any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party (or any stockholder or Representative of such Party) except as provided in Section 8.3; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or intentional fraud. The provisions of Section 6.8(b), 8.2, 8.3, Article I and Article IX shall survive any termination hereof pursuant to Section 8.1. In addition, the termination of this Agreement shall not affect the parties’ respective obligations under the Confidentiality Agreement.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated.

(b) If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation) (or Company or Parent terminates this Agreement pursuant to Section 8.1(b)(iv) at a time when this Agreement was terminable by Parent pursuant to Section 8.1(c)) or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then Opco LLC shall pay Opco LP the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Opco LP. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been communicated to the Company Board or shall have been publicly announced or publicly disclosed and not publicly withdrawn at least five (5) Business Days prior to the Company Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) due to a breach by the Company of its covenants hereunder and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board, and (ii) within six (6) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal or consummates a Company Competing Proposal, then Opco LLC shall pay Opco LP the Company Termination Fee concurrently with the entry into such definitive agreement or consummation of such Company Competing Proposal. For purposes of this Section 8.3(c), any reference in the definition of Company Competing Proposal to “25%” shall be deemed to be a reference to “more than 50%.”

(d) If (i) the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board, and (ii) within six (6) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal or consummates a Parent Competing Proposal, then Opco LP shall pay Opco LLC the Parent Termination Fee concurrently with the entry into such definitive agreement or consummation of such Parent Competing Proposal. For purposes of this Section 8.3(d), any reference in the definition of Parent Competing Proposal to “25%” shall be deemed to be a reference to “more than 50%.”

(e) In no event shall Opco LP be entitled to receive more than one (1) payment of a Company Termination Fee. In no event shall Opco LLC be entitled to receive more than one (1) payment of a Parent Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.1(d) and this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) the Company Parties against the Parent Parties and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Mergers to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Parent Parties shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, no Parent Party or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of Parent in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) the Parent Parties against the Company Parties and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Mergers to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company Parties shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, no Company Parties or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company Parties in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Disclosure Letter Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the Parties in Articles I, II, III and IX, and the last sentence of Sections 6.8(b), 6.10, 6.11, 6.21 and 6.25 will survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the First Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to Parent, New Parent, Opco LP, Snapper Merger Sub, Bass Merger Sub or Opco Merger Sub LLC, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, Colorado 80202

Attention:  Chris Conoscenti

          Brett Riesenfeld

Email:        chris.conoscenti@sitio.com

                       Brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:  William H. Aaronson

          Michael Gilson

Email:        william.aaronson@davispolk.com

            michael.gilson@davispolk.com

(ii) if to the Company or Opco LLC, to:

Brigham Minerals, Inc.

5914 W. Courtyard Dr., Suite 200

Austin, Texas 78730

Attention:    Robert M. Roosa

            Kari A. Potts

Email:          kpotts@brighamminerals.com

                     rroosa@brighamminerals.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:   Douglas E. McWilliams

                    Lande Spottswood

Email:         dmcwilliams@velaw.com

                    lspottswood@velaw.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days.

9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of Article III and Section 6.11 (which from and after the applicable Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) or as otherwise set forth in this Section 9.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of any Parent Party’s Willful and Material Breach of this Agreement or intentional fraud, then Company Stockholders, acting solely through the Company, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company Stockholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Capital Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (a) distributed, in whole or in part, by the Company to the holders of shares of Company Capital Stock of record as of any date determined by the Company or (b) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit. Notwithstanding anything in this Section 9.6 to the contrary, the Company Designated Directors shall be express third-party beneficiaries of Section 2.5(b) and Ben M. Brigham shall be an express third-party beneficiary of Section 6.25.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action makes this Agreement impossible to perform, in which case this Agreement shall terminate.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.11 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective boards of directors at any time before or after adoption of this Agreement by the Company Stockholders, but, after any such adoption, no amendment shall be made which by law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.12 Extension; Waiver. At any time prior to the First Effective Time, the Company and Parent may, by action taken or authorized by their respective boards of directors, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARENT:

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

OPCO LP:

SITIO ROYALTIES OPERATING PARTNERSHIP, LP

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

NEW PARENT:

SNAPPER MERGER SUB I, INC.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

OPCO MERGER SUB LLC:

SNAPPER MERGER SUB II, LLC

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

COMPANY:

BRIGHAM MINERALS, INC.

By:	/s/ Robert M. Roosa
Name:	Robert M. Roosa
Title:	Chief Executive Officer

OPCO LLC:

BRIGHAM MINERALS HOLDINGS, LLC

By:	/s/ Robert M. Roosa
Name:	Robert M. Roosa
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CERTAIN DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means, with respect to any Person, such Person and any other entity or trade or business that, together with such Person or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code.

“beneficial ownership,” including the correlative term “beneficial owners” and “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Cause” means any of the following: (i) commission of, or plea of guilty or no contest to, a misdemeanor involving moral turpitude or a felony, (ii) gross negligence or willful misconduct in the performance of duties to Parent, the Bass Surviving Corporation or any of their respective Subsidiaries, (iii) material failure to perform any required duties of employment with Parent, the Bass Surviving Corporation or any of their respective Subsidiaries, (iv) engaging in conduct that is materially injurious to Parent, the Bass Surviving Corporation or any of their respective Subsidiaries (including, without limitation, misuse or misappropriation of funds or other property), (v) commission of an act of fraud or embezzlement; (vi) exhibition of a standard of behavior that is disruptive to the orderly conduct of Parent’s, the Bass Surviving Corporation’s or any of their respective Subsidiaries’ business operations, including, sexual harassment or sexual misconduct or other unlawful harassment or retaliation; (vii) breach or violation of any restrictive covenants or other obligations under any agreement with Parent, the Bass Surviving Corporation or any of their respective Subsidiaries, (viii) any violation of any material written policies or procedures of Parent, the Bass Surviving Corporation or any of their respective Subsidiaries.

“Company 2019 Plan” means the Company’s 2019 Long Term Incentive Plan, as amended from time to time.

“Company Class A Common Stock” means Class A common stock, par value $0.01 per share, of the Company.

“Company Class B Common Stock” means Class B common stock, par value $0.01 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

Annex A-1

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 25% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 25% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 25% or more of the outstanding shares of Company Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of at least 25% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to, or, if known, the consequences of which were not reasonably foreseeable by, the Company Board as of or prior the date of this Agreement; provided, however, that (i) in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event and (ii) in no event shall any action taken by either party pursuant to the affirmative covenants set forth in Section 6.10, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event.

“Company Parties” means the Company and Opco LLC.

“Company Stock Award” means the Company RSU Awards, Company PSU Awards granted under the Company 2019 Plan or otherwise.

“Company Stockholder Approval” means the adoption of this Agreement by the Company Stockholders by the affirmative vote of a majority in voting power of Company Class A Common Stock and Company Class B Common Stock issued and outstanding and entitled to vote thereon, voting together as a single class in accordance with the DGCL and the Organizational Documents of the Company.

“Company Stockholders’ Agreement” means that certain stockholders agreement, dated April 23, 2019, by and among the Company and the Company Stockholders party thereto.

“Company SEC Documents” means all forms, reports, schedules and statements actually filed or furnished under the Securities Act or the Exchange Act, respectively, by the Company since January 1, 2021, regardless of whether the Company was required under the Securities Act or the Exchange Act to file or furnish such form, report, schedule or statement.

Annex A-2

“Company Superior Proposal” means any written proposal by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 50% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board or any committee thereof, after consultation with its financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, (i) would, if consummated in accordance with its terms, result in a transaction more favorable from a financial point of view to Company Stockholders than the Transactions and (ii) that is reasonably capable of being completed on the terms proposed.

“Company Termination Fee” means a cash amount equal to $65,000,000.

“Consent” means any approval, consent, order, registration, declaration, ratification, permission, permit, waiver or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting Securities, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations, strains or variants (including the Alpha, Beta, Delta, Gamma and Omicron variants) thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “work from home,” social distancing, shut down, closure, sequester or any other Law, decree or other directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system administered by the SEC.

“Effective Time” means, as the context may require, the First Effective Time or the Second Effective Time.

Annex A-3

“Employee Benefit Plan” of the Company or Parent, as applicable, means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding, in each case whether or not written, (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or Parent (as applicable) or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of the Company or Parent (as applicable) or any of its Subsidiaries or (B) or with respect to which the Company or Parent (as applicable) or any of its Subsidiaries has any direct or indirect liability, whether current or contingent.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind.

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the indoor or outdoor environment) in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Good Reason” means, without the express written consent of the Company Employee, the occurrence of one of the following (i) a material reduction in the Company Employee’s base compensation or target annual cash bonus opportunity, or (ii) a permanent relocation in the geographic location at which the Company Employee must perform services to an office of Parent or the Company located more than 50 miles from the office location of the Company at which the Company Employee was based immediately before the relocation.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

Annex A-4

“Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous or any combination thereof.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“knowledge” means the actual knowledge of, (a) in the case of the Company, any of the individuals listed in Section 1.1 of the Company Disclosure Letter and (b) in the case of Parent, any of the individuals listed in Section 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Legacy Unitholders” means any holders of Opco LLC Units immediately prior to the Effective Time other than the Company and its wholly owned Subsidiaries.

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, effect, change, event or development that materially adversely affects (a) the financial condition, business, or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions; provided, however, in the case of clause (a), that no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material

Annex A-5

Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets generally, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in the industry in which such Person operates (including changes in commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions; (vi) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event, or the worsening of any of the foregoing; (vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (viii)any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has requested; (ix) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (x) the failure to take any action prohibited by this Agreement; (xi) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; (xii) any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (xiii) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Opco LLC, Parent, New Parent, Bass Merger Sub, Snapper Merger Sub or Opco Merger Sub LLC or any of their directors or officers, arising out of the Mergers or in connection with any other transactions contemplated by this Agreement; except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vi) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries conduct business (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“Mineral Property” means (a) all fee minerals, reversionary interests, non-participating royalty interests, executive rights, non-executive rights, royalties, and any other similar interests in Hydrocarbons and minerals in place, together with all interests that are pooled, communitized, or unitized therewith and (b) all overriding royalties, reversionary interests, net profit interests, production payments, and other royalty and other similar interests payable out of production of Hydrocarbons from or allocated to any Hydrocarbon leases, together with all interests that are pooled, communitized, or unitized therewith or rights which includes or constitutes all or part of such Hydrocarbon leases.

Annex A-6

“New Parent Class A Common Stock” means Class A common stock, par value $0.0001 per share, of New Parent.

“New Parent Class C Common Stock” means Class C common stock, par value $0.0001 per share, of New Parent.

“New Parent Common Stock” means the Parent Class A Common Stock and the Parent Class C Common Stock.

“NYSE” means the New York Stock Exchange.

“Opco LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Opco LLC, dated as of April 23, 2019, as may be amended or restated from time to time.

“Opco LLC Unit” means a Unit (as defined in the Opco LLC Agreement) of Opco LLC.

“Opco LP Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Opco LP, dated as of June 7, 2022, as may be amended or restated from time to time.

“Opco LP Unit” means a Unit (as defined in the Opco LP Partnership Agreement) of Opco LP.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company or Opco LLC, Parent, New Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub and Opco Merger Sub LLC and (b) when used with respect to Parent, New Parent, Opco LP, Bass Merger Sub, Snapper Merger Sub or Opco Merger Sub LLC, the Company or Opco LLC.

“Parent Class A Common Stock” means Class A common stock, par value $0.0001 per share, of Parent.

“Parent Class C Common Stock” means Class C common stock, par value $0.0001 per share, of Parent.

Annex A-7

“Parent Common Stock” means the Parent Class A Common Stock and the Parent Class C Common Stock.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 25% or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 25% or more of the outstanding shares of Parent Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 25% or more of the outstanding shares of Parent Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of at least 25% of Parent’s and its Subsidiaries’ assets or equity interests.

Each, a “Parent Party” and, together, the “Parent Parties” means Parent, New Parent, Opco LP, Snapper Merger Sub, Bass Merger Sub and Opco Merger Sub LLC.

“Parent SEC Documents” means all forms, reports, schedules and statements actually filed or furnished under the Securities Act or the Exchange Act, respectively, by Parent (or predecessor thereto) since January 1, 2021, regardless of whether Parent was required under the Securities Act or the Exchange Act to file or furnish such form, report, schedule or statement.

“Parent Stockholder Approval” means the adoption of this Agreement and the approval of the Parent Merger by the affirmative vote or written consent of a majority in voting power of Parent Class A Common Stock and Parent Class C Common Stock issued and outstanding and entitled to vote thereon, voting together as a single class, in accordance in accordance with the DGCL and the Organizational Documents of Parent.

“Parent Stockholders’ Agreement” means that certain Director Designation Agreement, dated as of January 11, 2022, by and among Parent and the Parent Stockholders party thereto.

“Parent Termination Fee” means a cash amount equal to $75,000,000.

“Parent Warrant” means the warrants to purchase shares of Parent Class A Common Stock pursuant to the Warrant Agreement.

“Party” or “Parties” means a party or the parties to this Agreement, including, upon their execution of a Joinder, New Parent and Bass Merger Sub, except as the context may otherwise require.

Annex A-8

“Permitted Encumbrances” means:

(a) to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the First Effective Time, preferential purchase rights, rights of first refusal, purchase options, consents to assign or transfer, and similar rights granted pursuant to any contracts or oil and gas lease, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Hydrocarbon leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the Mineral Property business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) has no Material Adverse Effect on the value of the Mineral Properties encumbered thereby;

(d) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(e) all Encumbrances, easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of applicable Laws, any Governmental Entity or any surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the Mineral Property industry and do not materially interfere with the value of the Mineral Property or asset affected;

(f) rights of reassignment arising upon the expiration or final intention to abandon or release any oil and gas lease burdening any Mineral Property or out of which any Mineral Property is assigned, granted or carved-out of;

(g) any Encumbrances discharged at or prior to the First Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

Annex A-9

(h) with respect to any Mineral Properties described in subpart (b) of the definition thereof, Encumbrances created under deeds of trust, mortgages and similar instruments by the lessor under an oil and gas lease covering the lessor’s surface and mineral interests in the land covered thereby to the extent such mortgages, deeds of trust or similar instruments (i) do not contain express language that prohibits the lessors from entering into an oil and gas lease or otherwise invalidates an oil and gas lease out of which such Mineral Property is assigned or carved out of and (ii) no mortgagee or lienholder of any such deeds of trust, mortgage, and similar instrument has initiated foreclosure or similar proceedings against the interest of lessor in such lease;

(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser or owner of Mineral Properties, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, and, in each case, that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Pre-Closing Flow-Through Tax Return” means any Tax Return relating to Pre-Closing Flow-Through Taxes.

“Pre-Closing Flow-Through Taxes” means U.S. federal income taxes and any other Taxes determined on a flow-through basis (i.e., reported at the entity level but with respect to which the direct or indirect beneficial owners of the entity are required to pay a Tax) with respect to (i) Opco LLC or any of its Subsidiaries or (ii) Opco LP or any of its Subsidiaries, in each case, relating to any Pre-Closing Tax Period.

“Pre-Closing Tax Period” means any Tax period (or portion of any Tax period) ending on or prior to the Closing Date.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Real Property” means real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, in each case, other than any Mineral Properties.

Annex A-10

“Related Party” means, with respect to any Person, (i) any other direct or indirect holder of any equity or other voting securities of such Person, (ii) any Affiliates of any Person described in the foregoing clause (i), (iii) any director, officer, employee, partner, stockholder, equityholder or manager of any Person described in the foregoing clauses (i) and (ii), or any of their respective “associates” as defined in Rule 12b-2 of the Securities Exchange Act of 1934 or (iv) any trust or other estate in which a Person described in clauses (i), (ii) or (iii) has any substantial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means any equity interests or other security of any class, any option, warrant, convertible or exchangeable security (including any membership interest, equity unit, partnership interest, trust interest) or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency; provided, however, “Securities” expressly exclude any real property interests or interests in any Hydrocarbon leases, fee minerals, reversionary interests, non-participating royalty interests, executive rights, non-executive rights, royalties and any other similar interests in minerals, overriding royalties, reversionary interests, net profit interests, production payments, and other royalty burdens and other interests payable out of production of Hydrocarbons, including any Mineral Properties.

“Securities Act” means the Securities Act of 1933.

“Specified Support Agreements” means, collectively, (i) the Support Agreement to which KMF DPM HoldCo, LLC, a Delaware limited liability company, and Chambers DPM HoldCo, LLC, a Delaware limited liability company, will be a party and (ii) the Support Agreement to which Source Energy Leasehold, LP, a Delaware limited partnership, and Permian Mineral Acquisitions, LP, a Delaware limited partnership, will be a party.

“Supporting Stockholders” means each of KMF DPM HoldCo, a Delaware limited liability company, LLC, Chambers DPM HoldCo, LLC, a Delaware limited liability company, Source Energy Leasehold, LP, a Delaware limited partnership, Permian Mineral Acquisitions, LP, a Delaware limited partnership, BX Royal Aggregator LP, a Delaware limited partnership and Rock Ridge Royalty Company LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the Securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

Annex A-11

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax” or “Taxes” means any and all taxes and similar charges, levies or other assessments of any kind, including, but not limited to, income, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Governmental Entity.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transactions” means the Mergers and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes arising from the Transactions.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“Warrant Agreement” means the Warrant Agreement, dated July 20, 2017, between Falcon Minerals Corporation and Continental Stock Transfer & Trust Company, as warrant agent.

“Willful and Material Breach” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

Annex A-12

EXHIBIT A

OPCO SCHEDULE

[Attached.]

Exhibit A-1

EXHIBIT B

FORM OF REGISTRATION RIGHTS AGREEMENT

[Attached.]

Exhibit B-1

Final Form

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”), dated as of                 , 2022, is entered into by and among Snapper Merger Sub I, Inc., a Delaware corporation (the “Company”), and each of the other parties listed on the signature pages hereto (the “Holders” and, together with the Company, the “Parties”), and shall become effective upon the Closing (as defined below).

WHEREAS, each Holder is the holder of shares of Class B common stock, par value $0.01 per share (the “Brigham Class B Common Stock”), of Brigham Minerals, Inc., a Delaware corporation (“Brigham”), and units (the “Opco LLC Units”) in Brigham Minerals Holdings, LLC, a Delaware limited liability company (“Opco LLC”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of September 6, 2022, among the Company, Opco LLC, Sitio Royalties Corp., a Delaware corporation, Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Opco LP”), Brigham and the other parties thereto (the “Merger Agreement”), at the applicable Effective Time (as defined in the Merger Agreement), by virtue of the Mergers (as defined in the Merger Agreement), all of each Holder’s shares of Brigham Class B Common Stock will be converted into the right to receive shares of the Company’s Class C common stock, par value $0.0001 per share (the “Class C Common Stock”), and all of each Holder’s Opco LLC Units will be converted into the right to receive units representing limited partnership interests in Opco LP (the “Opco LP Units”); and

WHEREAS, in connection with, and effective upon, the closing of the transactions contemplated by the Merger Agreement (the “Closing” and such date of closing, the “Closing Date”), the Company and the other Parties have entered into this Agreement to set forth certain understandings among themselves with respect to, among other things, the registration of securities owned by the Holders.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the Parties hereby agree as follows:

1. Definitions. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” means, with respect to any specified Person, a Person that directly or indirectly Controls or is Controlled by, or is under common Control with, such specified Person.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined under Rule 405.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in the State of Texas or the State of New York are authorized or required to be closed by law or governmental action.

“Class A Common Stock” means the Company’s Class A Common Stock, par value $0.0001 per share.

“Commission” means the Securities and Exchange Commission or any other federal agency then administering the Securities Act or Exchange Act.

“Company Securities” means any equity interest of any class or series in the Company.

“Control” (including the terms “Controls,” “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Effective Date” means the time and date that a Registration Statement is first declared effective by the Commission or otherwise becomes effective.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Registration Rights Agreement” means the Registration Rights Agreement, dated as of January 11, 2022, by and among the Company and certain stockholders party thereto.

“Holder” means (a) the Holders defined in the Preamble, unless and until such Holders cease to hold any Registrable Securities, and (b) any holder of Registrable Securities to whom registration rights conferred by this Agreement have been transferred in compliance with Section 9(e) hereof; provided, that any Person referenced in clause (b) shall be a Holder only if such Person agrees in writing to be bound by and subject to the terms set forth in this Agreement.

“Person” means an individual, corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, estate, trust, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means any action, claim, suit, proceeding or investigation (including a preliminary investigation or partial proceeding, such as a deposition) pending or, to the knowledge of the Company, to be threatened.

“Prospectus” means the prospectus included in a Registration Statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A, Rule 430B or Rule 430C promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means the Shares; provided, however, that Registrable Securities shall not include: (a) any Shares that have been registered under the Securities Act and disposed of pursuant to an effective Registration Statement or otherwise transferred to a Person who is not entitled to the registration and other rights hereunder; (b) any Shares that have been sold or can be sold (other than in a privately negotiated sale) without any restriction on the volume or the manner of sale or any other limitations under Rule 144 (or any successor provision thereto) and the transferee thereof does not, or would not, receive “restricted securities” as defined in Rule 144, as a result of which the legend on any certificate or book-entry notation representing such Registrable Security restricting transfer of such Registrable Security has been removed; and (c) any Shares that cease to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

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“Registration Statement” means a registration statement of the Company in the form required to register under the Securities Act and other applicable law for the resale of the Registrable Securities in accordance with the intended plan of distribution of each Holder included therein, and including any Prospectus, amendments and supplements to each such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act.

“Rule 405” means Rule 405 promulgated by the Commission pursuant to the Securities Act.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than reasonable expenses for one counsel to the Holders that are at the Company’s expense pursuant to Section 5 hereof).

“Shares” means the shares of Class A Common Stock issued or issuable upon the redemption of Opco LP Units (together with a corresponding number of shares of Class C Common Stock) held by the Holders as a result of the consummation of the transactions contemplated by the Merger Agreement, and any other equity interests of the Company or equity interests in any successor of the Company issued in respect of such shares by reason of or in connection with any stock dividend, stock split, combination, reorganization, recapitalization, conversion to another type of entity or similar event involving a change in the capital structure of the Company.

“Trading Market” means the principal national securities exchange on which Registrable Securities are listed.

“WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

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Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Sections refer to sections of this Agreement; (c) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (d) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (f) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (g) references to any law or statute shall include all rules and regulations promulgated thereunder, and references to any law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable law or statute; (h) references to any Person include such Person’s successors and permitted assigns; and (i) references to “days” are to calendar days unless otherwise indicated.

2. Shelf Registration.

(a) The Company shall, as soon as practicable after the Closing, but in any event within fifteen (15) Business Days after the Closing Date, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this Section 2(a) (the “Initial Registration Statement”) and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof. The Initial Registration Statement shall be on Form S-3, or if such form is not available to effect such registration, such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the Effective Date for such Registration Statement; provided, that if the Company becomes a WKSI during the 60-day period preceding the filing of the Initial Registration Statement, the Company shall file an Automatic Shelf Registration Statement, which shall be on Form S-3 or any equivalent or successor form under the Securities Act (if available to the Company), to satisfy its obligations to file a Registration Statement under this Section 2(a). The Initial Registration Statement shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause the Initial Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another registration statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the Effective Date of the Initial Registration Statement, but in any event within three (3) Business Days after such date, the Company shall notify the Holders of the effectiveness of such Registration Statement.

(b) In the event a Holder transfers Registrable Securities included on a Registration Statement filed pursuant to Section 2(a) of this Agreement and such Registrable Securities remain Registrable Securities following such transfer, at the request of such Holder, the Company shall amend or supplement such Registration Statement as may be necessary in order to enable such transferee to offer and sell such Registrable Securities pursuant to such Registration

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Statement; provided, that in no event shall the Company be required to file a post-effective amendment to the Registration Statement unless (A) such Registration Statement includes only Registrable Securities held by the Holder, Affiliates of the Holder or transferees of the Holder or (B) the Company has received written consent therefor from a Person for whom Registrable Securities have been registered on (but not yet sold under) such Registration Statement, other than the Holder, Affiliates of the Holder or transferees of the Holder.

3. Registration and Sale Procedures. The procedures to be followed by the Company and each Holder electing to sell Registrable Securities in a Registration Statement pursuant to this Agreement, and the respective rights and obligations of the Company and such Holders, with respect to the preparation, filing and effectiveness of such Registration Statement, are as follows:

(a) In connection with the Initial Registration Statement, the Company will at least three (3) Business Days prior to the anticipated filing of the Registration Statement and any related Prospectus or any amendment or supplement thereto (other than, after effectiveness of the Registration Statement, any filing made under the Exchange Act that is incorporated by reference into the Registration Statement), (i) furnish to such Holders copies of all such documents prior to filing and (ii) use commercially reasonable efforts to address in each such document when so filed with the Commission such comments as such Holders reasonably shall propose prior to the filing thereof.

(b) The Company will use commercially reasonable efforts to as promptly as reasonably practicable (i) prepare and file with the Commission such amendments, including post-effective amendments, and supplements to each Registration Statement and the Prospectus used in connection therewith as may be necessary under applicable law to keep such Registration Statement continuously effective with respect to the disposition of all Registrable Securities covered thereby through the date on which all Registrable Securities covered by such Registration Statement have been sold (the “Effectiveness Period”) and, subject to the limitations contained in this Agreement, prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities held by the Holders; (ii) cause the related Prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; and (iii) respond to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably practicable provide such Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that pertains to such Holders as selling stockholders but not any comments that would result in the disclosure to such Holders of material and non-public information concerning the Company.

(c) The Company will comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

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(d) The Company will notify such Holders who are included in a Registration Statement as promptly as reasonably practicable: (i) (A) when a Prospectus or any prospectus supplement or post-effective amendment to a Registration Statement in which such Holder is included has been filed; (B) when the Commission notifies the Company whether there will be a “review” of the applicable Registration Statement and whenever the Commission comments in writing on such Registration Statement (in which case the Company shall provide true and complete copies thereof and all written responses thereto to each of such Holders that pertain to such Holders as selling stockholders); and (C) with respect to each applicable Registration Statement or any post-effective amendment thereto, when the same has been declared effective; (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to such Registration Statement or Prospectus or for additional information that pertains to such Holders as sellers of Registrable Securities; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided, however, that no notice by the Company shall be required pursuant to this clause (v) in the event that the Company either promptly files a prospectus supplement to update the Prospectus or a Form 8-K or other appropriate Exchange Act report that is incorporated by reference into the Registration Statement, which in either case, contains the requisite information that results in such Registration Statement no longer containing any untrue statement of material fact or omitting to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading).

(e) The Company will use commercially reasonable efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as reasonably practicable, or if any such order or suspension is made effective during any Blackout Period or Suspension Period, as promptly as reasonably practicable after such Blackout Period or Suspension Period is over.

(f) During the Effectiveness Period, the Company will furnish to each such Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Holder (including those incorporated by reference) promptly after the filing of such documents with the Commission; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system.

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(g) The Company will promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) authorized by the Company for use and each amendment or supplement thereto as such Holder may reasonably request during the Effectiveness Period. Subject to the terms of this Agreement, the Company consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(h) The Company will cooperate with such Holders to facilitate the timely preparation and delivery of certificates (or book-entry shares) representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates (or book-entry shares) shall be free of all restrictive legends indicating that the Registrable Securities are unregistered or unqualified for resale under the Securities Act, Exchange Act or other applicable securities laws, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request in writing. In connection therewith, if required by the Company’s transfer agent, the Company will promptly, after the Effective Date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any such legend upon sale by the Holder of such Registrable Securities under the Registration Statement.

(i) Upon the occurrence of any event contemplated by Section 3(d)(v), as promptly as reasonably practicable, the Company will prepare a supplement or amendment, including a post-effective amendment, if required by applicable law, to the affected Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(j) For a reasonable period prior to the filing of any Registration Statement and throughout the Effectiveness Period, the Company will make available, upon reasonable notice at the Company’s principal place of business or such other reasonable place, for inspection during normal business hours by a representative or representatives of the selling Holders, the managing underwriter or managing underwriters and any attorneys or accountants retained by such selling Holders or underwriters, all such financial and other information and books and records of the Company, and cause the officers, employees, counsel and independent certified public accountants of the Company to respond to such inquiries, as shall be reasonably necessary (and in the case of counsel, not violate an attorney-client privilege in such counsel’s reasonable belief) to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act.

(k) Notwithstanding any other provision of this Agreement, the Company shall not be required to file a Registration Statement (or any amendment thereto) pursuant to Section 2(a) of this Agreement for a period of up to 30 days if (i) the Board determines that a postponement is in the best interest of the Company and its stockholders generally due to a pending transaction involving the Company (including a pending securities offering by the Company), (ii) the Board determines such registration would render the Company unable to comply with applicable securities laws or (iii) the Board determines such registration would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Blackout Period”); provided, however, that in no event shall any Blackout Period together with any Suspension Period exceed an aggregate of 120 days in any 12-month period.

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(l) Notwithstanding anything contained in this Agreement, the Company shall not have any obligation to effect any underwritten offering of Shares, prepare any prospectus supplement for an underwritten offering of Shares, participate in any due diligence, execute any agreements or certificates or deliver legal opinions (other than customary de-legending certificates and opinions or any customary Exhibit 5 opinion required in connection with the initial filing of the Registration Statement) or obtain comfort letters in connection with any sales of the Shares under the Registration Statement.

4. No Inconsistent Agreements; Additional Rights. The Company shall not hereafter enter into, and, other than the Existing Registration Rights Agreement, is not currently a party to, any agreement with respect to its securities that is inconsistent in any material respect with the rights granted to the Holders by this Agreement. The Company shall not, prior to the termination of this Agreement, grant any registration rights that are superior to, conflict with, or would otherwise prevent the Company from performing, the rights granted to the Holders hereby. For a period of one year following the Closing Date, the Company will not amend or modify the Agreement of Limited Partnership of Opco LP (the “Opco LPA”) in a manner that would negatively impact the Redemption Rights (as defined in the Opco LPA) of the Holders, without such Holders’ prior written consent.

5. Registration Expenses. All Registration Expenses incident to the Parties’ performance of or compliance with their respective obligations under this Agreement (in each case, excluding any Selling Expenses) shall be borne by the Company, whether or not any Registrable Securities are sold pursuant to a Registration Statement. “Registration Expenses” shall include, without limitation, (i) all registration and filing fees (including fees and expenses (A) with respect to filings required to be made with the Trading Market and (B) in compliance with applicable state securities or “Blue Sky” laws), (ii) printing expenses (including expenses of printing certificates for Company Securities and of printing Prospectuses if the printing of Prospectuses is reasonably requested by a Holder of Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel, auditors, accountants and independent petroleum engineers for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement and (vii) reasonable fees and expenses of one counsel to the Holders reasonably acceptable to the Company and selected by the Holders that hold a majority of the Registrable Securities to be included in such filing in connection with the filing or amendment of any Registration Statement or Prospectus hereunder. In addition, the Company shall be responsible for all of its expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including expenses payable to third parties and including all salaries and expenses of their officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on the Trading Market.

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6. Indemnification.

(a) The Company shall indemnify and hold harmless each Holder, its Affiliates and each of their respective officers and directors and any agent thereof (collectively, “Holder Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Holder Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which any Registrable Securities were registered, in any preliminary prospectus (if the Company authorized the use of such preliminary prospectus prior to the Effective Date), or in any summary or final prospectus or free writing prospectus (if such free writing prospectus was authorized for use by the Company) or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading; provided, however, that the Company shall not be liable to any Holder Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue or alleged untrue statement or omission or alleged omission made in such Registration Statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder Indemnified Person or any underwriter specifically for use in the preparation thereof. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. This indemnity shall be in addition to any liability the Company may otherwise have and shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder Indemnified Person or any Indemnified Party (as defined below) and shall survive the transfer of such securities by such Holder. Notwithstanding anything to the contrary herein, this Section 6 shall survive any termination or expiration of this Agreement indefinitely.

(b) In connection with any Registration Statement in which a Holder participates, such Holder shall, severally and not jointly, indemnify and hold harmless the Company, its Affiliates and each of their respective officers, directors and any agent thereof, to the fullest extent permitted by applicable law, from and against any and all Losses as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any such Registration Statement, in any preliminary prospectus (if used prior to the Effective Date of such Registration Statement), or in any summary or final prospectus or free writing prospectus or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to the Holder furnished in writing to the Company by such

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Holder for use therein. This indemnity shall be in addition to any liability such Holder may otherwise have and shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any Indemnified Party. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder from the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) Any Person entitled to indemnification hereunder (each, an “Indemnified Party”) shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such Indemnified Party’s reasonable judgment a conflict of interest between such Indemnified Party and indemnifying party may exist with respect to such claim or there may be reasonable defenses available to the Indemnified Party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the Indemnified Party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the Indemnified Party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to any local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any Indemnified Party there may be one or more legal or equitable defenses available to such Indemnified Party that are in addition to or may conflict with those available to another Indemnified Party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

(d) If the indemnification provided for in this Section 6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any Losses referred to herein, the indemnifying party, in lieu of indemnifying such Indemnified Party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the Indemnified Party, on the other, in connection with the untrue or alleged untrue statement of a material fact or the omission to state a material fact that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the Indemnified Party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

7. Registerable Securities Transactions. Subject to compliance with the Company’s policies, if requested by any Holder in connection with any transaction involving any Registrable Securities (including any sale or other transfer of such securities without registration under the Securities Act, any margin loan with respect to such securities and any pledge of such securities), the Company agrees to provide such Holder with customary and reasonable assistance to facilitate such transaction, including, without limitation, (i) such action as such Holder may reasonably request from time to time to enable such Holder to sell Registrable Securities in a transaction exempt from registration under the Securities Act and (ii) entering into an “issuer’s agreement” in connection with any margin loan with respect to such securities in form and substance reasonably satisfactory to the Company; provided, that the Holder shall deliver such documents reasonably requested by the Company or the Company’s transfer agent in connection with such request pursuant to this Section 7.

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8. Facilitation of Sales Pursuant to Rule 144.

(a) To the extent it shall be required to do so under the Exchange Act, the Company shall timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act), and shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144. Upon the request of any Holder in connection with that Holder’s sale pursuant to Rule 144, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

(b) The Company will reasonably cooperate with and assist any Holder and its equityholders to facilitate the transfer of such Holder’s and its equityholders’ shares of Class A Common Stock to a DTC brokerage account as reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company’s transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of such shares without restrictive legends), provided that the Holder and its equityholders shall (i) deliver such documents reasonably requested by the Company or the Company’s transfer agent in connection with such request and (ii) agree not to sell such shares unless an effective registration statement is on file with the Commission or there is an applicable exemption from registration for such sale under the Securities Act or the rules promulgated thereunder.

9. Miscellaneous.

(a) Remedies. In the event of actual or potential breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b) Discontinued Disposition. Each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in clauses (ii) through (v) of Section 3(d), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemental Prospectus or amended Registration Statement as contemplated by Section 3(i) or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement (a “Suspension Period”); provided, however, that in no event shall any Suspension Period together with any other Suspension Periods exceed an aggregate of 60 days during the first six-month period following the Closing Date or 120 days in any 12-month period thereafter. The Company may provide appropriate stop orders to enforce the provisions of this Section 9(b).

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(c) Amendments and Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and Holders that hold a majority of the Registrable Securities as of the date of such waiver or amendment; provided, that any waiver or amendment that would have a disproportionate adverse effect on a Holder relative to the other Holders shall require the consent of such Holder. The Company shall provide prior notice to all Holders of any proposed waiver or amendment. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

(d) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail as specified in this Section 9(d) prior to 5:00 p.m., Eastern Time, on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail as specified in this Agreement later than 5:00 p.m., Eastern Time, on any date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service or (iv) upon actual receipt by the Party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:	Sitio Royalties Corp.
1401 Lawrence Street, Suite 1750
Denver, Colorado 80202
	Attention:	Chris Conoscenti
Brett Riesenfeld
	Email:	chris.conoscenti@sitio.com
brett.riesenfeld@sitio.com

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
	Attention:	William H. Aaronson
Michael Gilson
	Email:	william.aaronson@davispolk.com
michael.gilson@davispolk.com

If to any Person who is then the registered Holder:	To the address of such Holder as indicated on the signature page of this Agreement or, if different, as it appears in the applicable register for the Registrable Securities or as may be designated in writing by such Holder in accordance with this Section 9(d).

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(e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each of the Parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as provided in this Section 9(e), this Agreement, and any rights or obligations hereunder, may not be assigned without the prior written consent of the Company and the Holders. Notwithstanding anything in the foregoing to the contrary, the rights of a Holder pursuant to this Agreement with respect to all or any portion of its Registrable Securities may be assigned without such consent (but only with all related obligations) with respect to such Registrable Securities (and any Registrable Securities issued as a dividend or other distribution with respect to, in exchange for or in replacement of such Registrable Securities) by such Holder to a transferee of such Registrable Securities; provided (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights are being assigned and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Agreement. The Company may not assign its rights or obligations hereunder without the prior written consent of the Holders.

(f) No Third Party Beneficiaries. Nothing in this Agreement, whether express or implied, shall be construed to give any Person, other than the Parties or their respective successors and permitted assigns and any Indemnified Party, any legal or equitable right, remedy, claim or benefit under or in respect of this Agreement.

(g) Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile or electronic mail transmission, such signature shall create a valid binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such signature delivered by facsimile or electronic mail transmission were the original thereof.

(h) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE). With respect to any suit, action or proceeding (“Proceeding”) arising out of or relating to this Agreement, each of the Parties hereto hereby irrevocably (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware and the appellate courts therefrom (the “Selected Courts”) and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a Party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (b) consents to service of process in any Proceeding by the mailing of copies thereof by

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registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to their respective addresses referred to in Section 9(d) hereof; provided, however, that nothing herein shall affect the right of any Party hereto to serve process in any other manner permitted by law; and (c) TO THE FULLEST EXTENT PERMITTED BY LAW, WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(i) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(j) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(k) Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior contracts or agreements with respect to the subject matter hereof and the matters addressed or governed hereby, whether oral or written.

(l) Termination; Effectiveness. Except for Section 6, this Agreement shall terminate as to any Holder, when all Registrable Securities held by such Holder no longer constitute Registrable Securities.

[Signature page follows.]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY:

SNAPPER MERGER SUB I, INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

HOLDERS:

[•]

By:
Name: [•]
Title: [•]

Address for notice:

[•]
[•]
[•]
Attention: [•]
E-mail: [•]

with copies (which shall not constitute notice) to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

[Signature Page to Registration Rights Agreement]

EXHIBIT C

FORM OF JOINDER AGREEMENT

Exhibit C-1

EXHIBIT D-1

FORM OF SUPPORT AGREEMENT

Exhibit D-1-1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of September 6, 2022 (the “Agreement”), between Sitio Royalties Corp., a Delaware corporation (“Parent”), BX Royal Aggregator LP, a Delaware limited partnership (“Royal Aggregator”) and Rock Ridge Royalty Company LLC, a Delaware limited liability company (“Rock Ridge” and together with Royal Aggregator, each, a “Holder” and together, the “Holders”), and Brigham Minerals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger dated as of September 6, 2022 (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, (i) the merger of a wholly owned subsidiary corporation of Snapper Merger Sub I, Inc., a wholly owned subsidiary of Parent (“New Topco”), with and into Parent (the “Parent Merger”), (iii) simultaneously with the Parent Merger, the merger of a wholly owned subsidiary of New Topco with and into the Company (the “Company Merger”), and (iv) immediately following the Parent Merger and the Company Merger, the merger of a wholly owned subsidiary limited liability company of Opco LP with and into Opco LLC;

WHEREAS, Royal Aggregator is the Beneficial Owner of 8,637,727 shares of Class C common stock, par value $0.0001 per share, of Parent (“Parent Class C Common Stock” and, together with the Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”), “Parent Common Stock”) (such shares of Parent Class C Common Stock, the “Royal Aggregator Shares”) and 8,637,727 units representing limited partner interests in Opco LP (the “Royal Aggregator Opco LP Units”) (such Royal Aggregator Opco LP Units, together with the Royal Aggregator Shares, the “Royal Aggregator Securities”);

WHEREAS, Rock Ridge is the Beneficial Owner of 12,165,172 shares of Parent Class C Common Stock (such shares of Parent Class C Common Stock, the “Rock Ridge Shares” and collectively with the Royal Aggregator Shares, the “Shares”) and 12,165,172 units representing limited partner interests in Opco LP (the “Rock Ridge Opco LP Units” and collectively with the Royal Aggregator Opco LP Units, the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the Securities;

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, to vote its applicable Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

ARTICLE II

ADDITIONAL SECURITIES

2.1 Additional Purchases; Adjustments. Each Holder agrees that any shares of Parent Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of Parent or Opco LP that such Holder purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Parent affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

ARTICLE III

AGREEMENT TO VOTE; PROXY; WRITTEN CONSENT

3.1 Agreement to Vote. From the date of this Agreement until the Termination Date, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called), or in connection with any written consent of the stockholders of Parent or unitholders of Opco LP, such Holder shall:

(a) appear at such meeting or otherwise cause all of the Holder’s applicable Securities owned as of the record date for such meeting to be counted as present thereat for purpose of establishing a quorum;

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(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) in favor of (i) adoption of the Merger Agreement; (ii) the approval of the Parent Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of Parent or any of its Subsidiaries necessary to effect the consummation of the Transactions as contemplated by the Merger Agreement; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) against (i) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (iv) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Holder’s applicable Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the applicable Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, extends the End Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement, but subject to Section 3.2, each Holder shall remain free to vote (or execute consents or proxies with respect to) the applicable Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. The obligations of the Holders specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Parent Board.

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3.2 Proxy. Each Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the applicable Securities as indicated in Section 3.1 above. Each Holder intends this proxy to be irrevocable and unconditional, and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by such Holder with respect to such Securities (and such Holder hereby represents that any such proxy is revocable). The proxy granted by each Holder shall be automatically revoked upon the occurrence of the earlier of the Effective Date or the Termination Date and the Company may further terminate this proxy at any time at its sole election by written notice provided to each Holder. Notwithstanding anything to the contrary contained in this Agreement or the Merger Agreement, the proxy granted by each Holder pursuant to this Section 3.2 shall only be effective immediately prior to the voting of such Securities.

3.3 [Reserved.]

3.4 Agreement to Deliver Written Consent. Each Holder irrevocably and unconditionally agrees that, promptly following the time at which the Registration Statement becomes effective (and, in any event within one (1) Business Day), it shall cause the Written Consent to be executed and delivered to Parent with respect to the applicable Securities as of the date thereof entitled to consent thereto.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 [Reserved.]

4.2 Further Assurances. Each Holder agrees that until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to restrict the ability of any Holder to transfer or otherwise enter into a transaction with respect to its Securities at any time in its sole discretion.

4.3 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by each Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Securities, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, and issue instructions with respect to the matters set forth in Article III. The Securities constitute all of the shares of Parent Common Stock and Opco LP Units owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Opco LP, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to transfer or cause to be transferred to any person any of the Securities or otherwise enter into a transaction with respect to its Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b) Organization; Authority. As applicable to each Holder, Royal Aggregator is a limited partnership, and Rock Ridge is a limited liability company, each duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

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ARTICLE VI

MISCELLANEOUS

6.1 [Reserved.]

6.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, as applicable, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.3 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.4 Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) an amendment to the Merger Agreement without the prior written consent of each Holder that (A) reduces the consideration payable in the Parent Merger, on a per share of Parent Common Stock basis, (B) changes the form of consideration payable in the Parent Merger to the holders of Parent Common Stock, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) and (iv) mutual consent of the parties hereto (such date, the “Termination Date”). Neither the provisions of this Section 6.4 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve a Holder from any liability arising out of or in connection with a breach of this Agreement.

6.5 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of each Holder, Parent and the Company.

6.6 [Reserved.]

6.7 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.4, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

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(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.8 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.9 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to a Holder, to:

BX Royal Aggregator LP

c/o Blackstone Inc.

345 Park Avenue

New York, NY, 10154

Attention: David Foley and Erik Belz

Email: foley@blackstone.com; erik.belz@blackstone.com

Rock Ridge Royalty Company LLC

c/o Blackstone Inc.

345 Park Avenue

New York, NY, 10154

Attention: David Foley and Erik Belz

Email: foley@blackstone.com; erik.belz@blackstone.com

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and

if to Parent, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, CO 80202

Attention:     Christopher L. Conoscenti

   Brett Riesenfeld

Email:          chris.conoscenti@sitio.com

   brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:     William H. Aaronson

   Michael Gilson

Email:          william.aaronson@davispolk.com

   michael.gilson@davispolk.com

and

if to the Company, to:

Brigham Minerals, Inc.

5914 W. Courtyard Dr., Suite 200

Austin, Texas 78730

Attention:     Robert M. Roosa

   Kari A. Potts

Email:          rroosa@brighamminerals.com

   kpotts@brighamminerals.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:     Douglas E. McWilliams

   Lande Spottswood

Email:          dmcwilliams@velaw.com

   lspottswood@velaw.com

6.10 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

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6.11 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.11 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

6.12 Stockholder Related Parties. None of the provisions of this Agreement shall in any way limit the activities of Blackstone Inc. or any of its affiliates (other than the affiliate of Blackstone Inc. that is a Holder and a party to this Agreement (each, a “Blackstone Stockholder”)); provided, however, that it will be considered a breach of this Agreement if any affiliate of a Blackstone Stockholder takes any action at the direction or instruction of such Blackstone Stockholder that would be a breach of this Agreement if such action was taken directly by such Blackstone Stockholder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

SITIO ROYALTIES CORP.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

BRIGHAM MINERALS, INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

HOLDERS:

BX ROYAL AGGREGATOR LP

By: BCP VI/BEP Holdings Manager L.L.C., its general partner

By:
Name:
Title:

ROCK RIDGE ROYALTY COMPANY LLC

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

EXHIBIT D-2

FORM OF SUPPORT AGREEMENT

Exhibit D-2-1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of September 6, 2022 (the “Agreement”), between Sitio Royalties Corp., a Delaware corporation (“Parent”), KMF DPM HoldCo, LLC (“KMF”), Chambers DPM HoldCo, LLC (“Chambers”, and together with KMF, collectively, the “Holders”), and Brigham Minerals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger dated as of September 6, 2022 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, ((i) the merger of a wholly owned subsidiary corporation of Snapper Merger Sub I, Inc., a wholly owned subsidiary of Parent (“New Topco”), with and into Parent (the “Parent Merger”), (iii) simultaneously with the Parent Merger, the merger of a wholly owned subsidiary of New Topco with and into the Company (the “Company Merger”), and (iv) immediately following the Parent Merger and the Company Merger, the merger of a wholly owned subsidiary limited liability company of Opco LP with and into Opco LLC;

WHEREAS, the Holders are the Beneficial Owners of an aggregate 36,495,520 shares of Class C common stock, par value $0.0001 per share, of Parent (“Parent Class C Common Stock” and, together with the Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”), “Parent Common Stock”) (such shares of Parent Common Stock, the “Shares”) and 36,495,520 units representing limited partner interests in Opco LP (the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the respective Securities;

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, not to Transfer any of its Securities and to vote its Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by applicable Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

ARTICLE II

AGREEMENT TO RETAIN SECURITIES

2.1 Transfer and Encumbrance of Securities.

(a) Until the Termination Date (the “Lock-Up Period”), subject to the exceptions set forth herein, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder, Transfer any such Securities. During the Lock-Up Period, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder (A) deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto or (B) take any action that would make any representation or warranty of such Holder contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under the Agreement.

(b) The restrictions set forth in Section 2.1(a), shall not apply to:

(i) in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

(ii) in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

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(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vi) Transfers to the Company associated with (a) net withholding to satisfy tax withholding obligations or (b) net exercise to satisfy exercise price obligations, in each case, for equity-based awards pursuant to the Company’s equity incentive plans or arrangements; or

(vii) any Transfers made by a Holder pursuant to the Mergers or the other transactions contemplated by the Merger Agreement;

provided, however, that (A) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the applicable Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

2.2 Additional Purchases; Adjustments. Each Holder agrees that any shares of Parent Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of Parent or Opco LP that such Holder purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the expiration of the Lock-Up Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof, and such Holder shall promptly notify Parent and the Company of the existence of any such after acquired Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Parent affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs Parent to instruct its transfer agent to enter a stop transfer order with respect to all of the Securities. If any involuntary Transfer of any of any Holder’s Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

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ARTICLE III

AGREEMENT TO VOTE; WRITTEN CONSENT

3.1 Agreement to Vote. From the date of this Agreement until the Termination Date, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called), or in connection with any written consent of the stockholders of Parent or unitholders of Opco LP, such Holder shall:

(a) appear at such meeting or otherwise cause the applicable Securities to be counted as present thereat for purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or caused to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of such Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by such Holder) in favor of (i) adoption of the Merger Agreement; (ii) the Parent Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of Parent or any of its Subsidiaries necessary to effect the consummation of the Transactions; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

(c) vote (or execute and return an action by written consent), or caused to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of such Holder’s applicable Securities against (i) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of such Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (iv) any other action that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by such Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Securities in contravention of this Section 3.1 shall be null and void ab initio. If such Holder is the Beneficial Owner, but not the holder of record, of any Securities, such Holder agrees to take all actions reasonably necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

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Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, extends the End Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement, but subject to Section 3.2, each Holder shall remain free to vote (or execute consents or proxies with respect to) the Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. The obligations of each Holder specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Parent Board.

3.2 Agreement to Vote with Respect to Company Designated Directors. Each Holder irrevocably and unconditionally agrees that, contingent on the Effective Time having occurred prior thereto, at the 2023 annual meeting of the stockholders of New Parent such Holder shall, (a) appear at such meeting or otherwise cause the securities of New Parent received as Parent Merger Consideration with respect to the applicable Securities pursuant to the Parent Merger eligible to vote and continued to be held by such Holder (such securities then-held by such Holder, the “Post-Closing New Parent Securities”) to be counted as present thereat for purpose of establishing a quorum and (b) vote (or execute and return an action by written consent), or caused to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of such Holder’s applicable Post-Closing New Parent Securities in favor of the election of any director that was designated by the Company to be nominated to the Board of Directors of New Parent in accordance with Section 2.5(b) of the Merger Agreement (such directors, the “Company Designated Directors”).

3.3 Proxy. Each Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the applicable Securities as indicated in Section 3.1 above. Each Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by such Holder with respect to the Securities (and such Holder hereby represents that any such proxy is revocable). The proxy granted by each Holder shall be automatically revoked upon the occurrence of the earlier of the Effective Date or the Termination Date and the Company may further terminate this proxy at any time at its sole election by written notice provided to the Holders.

3.4 Agreement to Deliver Written Consent. Each Holder irrevocably and unconditionally agrees that, promptly following the time at which the Registration Statement becomes effective (and, in any event within one (1) Business Day), it shall cause the Written Consent to be executed and delivered to Parent with respect to the Securities as of the date thereof entitled to consent thereto.

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3.5 No Short Sales. Each Holder agrees that, from the date of this Agreement to and including the termination of this Agreement, none of such Holder nor any person or entity acting on behalf of such Holder or pursuant to any understanding with such Holder will engage in any Short Sales with respect to securities of Parent or the Company. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers, in each case, solely to the extent it has the same economic effect as a “short sale” as defined in Rule 200 of Regulation SHO under the Exchange Act.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 [Reserved.]

4.2 Further Assurances. Each Holder agrees that from and after the date hereof and until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.3 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by such Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder hereby represents and warrants as follows:

(a) Ownership. Such Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Securities. The Securities constitute all of the shares of Parent Common Stock and Opco LP Units owned of record or beneficially by such Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Opco LP, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which such Holder is a party obligating such Holder to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

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(b) Organization; Authority. Such Holder is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. Such Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of such Holder, enforceable against such Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by such Holder or the performance of such Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by such Holder of this Agreement will not (i) violate any provision of any Law applicable to such Holder; (ii) violate any order, judgment or decree applicable to such Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which such Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by such Holder of this Agreement does not, and the performance of such Holder’s obligations hereunder, require such Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act or would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Holder’s ability to satisfy its obligations hereunder.

(e) Absence of Litigation. To the knowledge of such Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against such Holder that would prevent the performance by such Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which such Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 [Reserved].

6.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

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6.3 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

6.4 Termination. This Agreement (other than Section 3.2, which shall terminate immediately following the 2023 annual meeting of New Topco), shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) the date of any amendment to the Merger Agreement without the prior written consent of the Holder that (A) reduces the consideration payable in the Parent Merger, on a per share of Parent Common Stock basis, (B) changes the form of consideration payable in the Parent Merger to the holders of Parent Common Stock, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) and (iv) the termination of this Agreement by mutual written consent of the Company, the Holders and the Parent (such earliest date, the “Termination Date”). Neither the provisions of this Section 6.4 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve any Holder from any liability arising out of or in connection with a breach of this Agreement.

6.5 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Holders, Parent and the Company.

6.6 [Reserved.]

6.7 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.4, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

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provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective; provided, further that, following the Closing, no waiver of the agreements set forth in Section 3.2 shall be effective unless such waiver is agreed in writing by a majority of the Company Designated Directors.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.8 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.9 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holders, to:

Kimmeridge Energy Management Company, LLC

412 W 15th Street

New York, NY 10011

Attention: Tamar Goldstein

Email: tamar.goldstein@kimmeridge.com

with a required copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention:     Adriana Schwartz

Email:           adriana.schwartz@srz.com

and

if to Parent, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, CO 80202

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Attention:	Christopher L. Conoscenti
Brett Riesenfeld
Email:	chris.conoscenti@sitio.com
brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:	William H. Aaronson
Michael Gilson
Email:	william.aaronson@davispolk.com
michael.gilson@davispolk.com

and

if to the Company, to:

Brigham Minerals, Inc.
5914 W. Courtyard Dr., Suite 200
Austin, Texas 78730
Attention:	Robert M. Roosa
Kari A. Potts
Email:	rroosa@brighamminerals.com
kpotts@brighamminerals.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:	Douglas E. McWilliams
Lande Spottswood
Email:	dmcwilliams@velaw.com
lspottswood@velaw.com

6.10 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

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6.11 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.11 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

SITIO ROYALTIES CORP.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

BRIGHAM MINERALS, INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

HOLDER:

KMF DPM HOLDCO, LLC
CHAMBERS DPM HOLDCO, LLC

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

EXHIBIT D-3

FORM OF SUPPORT AGREEMENT

Exhibit D-3-1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of September 6, 2022 (the “Agreement”), between Sitio Royalties Corp., a Delaware corporation (“Parent”), Source Energy Leasehold, LP, a Delaware limited partnership (“SEL”) and Permian Mineral Acquisitions, LP, a Delaware limited partnership (“PMA” and together with SEL, each, a “Holder” and together, the “Holders”), and Brigham Minerals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger dated as of September 6, 2022 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of a wholly owned subsidiary corporation of Snapper Merger Sub I, Inc., a wholly owned subsidiary of Parent (“New Topco”), with and into Parent (the “Parent Merger”), (iii) simultaneously with the Parent Merger, the merger of a wholly owned subsidiary of New Topco with and into the Company (the “Company Merger”), and (iv) immediately following the Parent Merger and the Company Merger, the merger of a wholly owned subsidiary limited liability company of Opco LP with and into Opco LLC;

WHEREAS, SEL is the Beneficial Owner of 7,380,700 shares of Class C common stock, par value $0.0001 per share, of Parent (“Parent Class C Common Stock” and, together with the Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”), “Parent Common Stock”) (such shares of Parent Class C Common Stock, the “SEL Shares”) and 7,380,700 units representing limited partner interests in Opco LP (the “SEL Opco LP Units”) (such SEL Opco LP Units, together with the SEL Shares, the “SEL Securities”);

WHEREAS, PMA is the Beneficial Owner of 5,554,420 shares of Parent Class C Common Stock (such shares of Parent Class C Common Stock, the “PMA Shares” and collectively with the SEL Shares, the “Shares”) and 5,554,420 units representing limited partner interests in Opco LP (the “PMA Opco LP Units” and collectively with the SEL Opco LP Units, the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the Securities;

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, not to Transfer any of its applicable Securities and to vote its applicable Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

ARTICLE II

AGREEMENT TO RETAIN SECURITIES

2.1 Transfer and Encumbrance of Securities.

(a) Until the Termination Date (the “Lock-Up Period”), subject to the exceptions set forth herein, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder, Transfer any such Securities. During the Lock-Up Period, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder (A) deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto or (B) take any action that would make any representation or warranty of such Holder contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under the Agreement.

(b) The restrictions set forth in Section 2.1(a), shall not apply to:

(i) in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

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(ii) in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; or

(vi) Transfers to the Company associated with (a) net withholding to satisfy tax withholding obligations or (b) net exercise to satisfy exercise price obligations, in each case, for equity-based awards pursuant to the Company’s equity incentive plans or arrangements;

provided, however, that (A) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of a Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

2.2 Additional Purchases; Adjustments. Each Holder agrees that any shares of Parent Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of Parent or Opco LP that such Holder purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the expiration of the Lock-Up Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Parent affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs Parent to instruct its transfer agent to enter a stop transfer order with respect to all of the Securities. If any involuntary Transfer of any of a Holder’s Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

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ARTICLE III

AGREEMENT TO VOTE; WRITTEN CONSENT

3.1 Agreement to Vote. From the date of this Agreement until the Termination Date, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called), or in connection with any written consent of the stockholders of Parent or unitholders of Opco LP, such Holder shall:

(a) appear at such meeting or otherwise cause the applicable Securities to be counted as present thereat for purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) in favor of (i) adoption of the Merger Agreement; (ii) the approval of the Parent Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of Parent or any of its Subsidiaries necessary to effect the consummation of the Transactions as contemplated by the Merger Agreement; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities against (i) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (iv) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Holder’s applicable Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

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Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the applicable Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, extends the End Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement each Holder shall remain free to vote (or execute consents or proxies with respect to) the applicable Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. The obligations of the Holder specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Parent Board.

3.2 [Reserved.]

3.3 [Reserved.]

3.4 Agreement to Deliver Written Consent. Each Holder irrevocably and unconditionally agrees that, promptly following the time at which the Registration Statement becomes effective (and, in any event within one (1) Business Day), it shall cause the Written Consent to be executed and delivered to Parent with respect to the applicable Securities as of the date thereof entitled to consent thereto.

3.5 No Short Sales. Each Holder agrees that, from the date of this Agreement to and including the termination of this Agreement, none of such Holder nor any person or entity acting on behalf of such Holder or pursuant to any understanding with such Holder will engage in any Short Sales with respect to securities of Parent or the Company. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 [Reserved.]

4.2 Further Assurances. Each Holder agrees that until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.3 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by each Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Securities. The Securities constitute all of the shares of Parent Common Stock and Opco LP Units owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Opco LP, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b) Organization; Authority. As applicable to each Holder, SEL and PMA are each a limited partnership duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

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(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 [Reserved.]

6.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, as applicable, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.3 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.4 Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) an amendment to the Merger Agreement without the prior written consent of each Holder that (A) reduces the consideration payable in the Parent Merger, on a per share of Parent Common Stock basis, (B) changes the form of consideration payable in the Parent Merger to the holders of Parent Common Stock, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) and (iv) mutual consent of the parties hereto (such date, the “Termination Date”). Neither the provisions of this Section 6.4 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve a Holder from any liability arising out of or in connection with a breach of this Agreement.

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6.5 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of each Holder, Parent and the Company.

6.6 [Reserved.]

6.7 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.4, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.8 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.9 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

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if to a Holder, to:

Source Energy Leasehold, LP

3333 WELBORN ST STE 400

Dallas, TX 75219-5155

Attention: Allen Li and Jordan Mikes

Email: ali@oaktreecapital.com; jmikes@oaktreecapital.com

and

Permian Mineral Acquisitions, LP

3333 WELBORN ST STE 400

Dallas, TX 75219-5155

Attention: Allen Li and Jordan Mikes

Email: ali@oaktreecapital.com; jmikes@oaktreecapital.com

and

if to Parent, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, CO 80202

Attention:      Christopher L. Conoscenti

    Brett Riesenfeld

Email:            chris.conoscenti@sitio.com

    brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:      William H. Aaronson

    Michael Gilson

Email:            william.aaronson@davispolk.com

    michael.gilson@davispolk.com

and

if to the Company, to:

Brigham Minerals, Inc.

5914 W. Courtyard Dr., Suite 200

Austin, Texas 78730

Attention:      Robert M. Roosa

    Kari A. Potts

Email:            rroosa@brighamminerals.com

    kpotts@brighamminerals.com

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with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:      Douglas E. McWilliams

    Lande Spottswood

Email:            dmcwilliams@velaw.com

    lspottswood@velaw.com

6.10 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.11 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.11 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

6.12 Stockholder Related Parties. None of the provisions of this Agreement shall in any way limit the activities of Oaktree Capital Management or any of its affiliates (other than the affiliate of Oaktree Capital Management that is a Holder and a party to this Agreement (each, an “Oaktree Stockholder”)); provided, however, that it will be considered a breach of this Agreement if any affiliate of an Oaktree Stockholder takes any action at the direction or instruction of such Oaktree Stockholder that would be a breach of this Agreement if such action was taken directly by such Oaktree Stockholder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

SITIO ROYALTIES CORP.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

BRIGHAM MINERALS, INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

HOLDERS:

SOURCE ENERGY LEASEHOLD, LP

By:

By:

By:
Name:
Title:

PERMIAN MINERAL ACQUISITIONS, LP

By:

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

EXHIBIT 10.1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of September 6, 2022 (the “Agreement”), between Sitio Royalties Corp., a Delaware corporation (“Parent”), BX Royal Aggregator LP, a Delaware limited partnership (“Royal Aggregator”) and Rock Ridge Royalty Company LLC, a Delaware limited liability company (“Rock Ridge” and together with Royal Aggregator, each, a “Holder” and together, the “Holders”), and Brigham Minerals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger dated as of September 6, 2022 (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, (i) the merger of a wholly owned subsidiary corporation of Snapper Merger Sub I, Inc., a wholly owned subsidiary of Parent (“New Topco”), with and into Parent (the “Parent Merger”), (iii) simultaneously with the Parent Merger, the merger of a wholly owned subsidiary of New Topco with and into the Company (the “Company Merger”), and (iv) immediately following the Parent Merger and the Company Merger, the merger of a wholly owned subsidiary limited liability company of Opco LP with and into Opco LLC;

WHEREAS, Royal Aggregator is the Beneficial Owner of 8,637,727 shares of Class C common stock, par value $0.0001 per share, of Parent (“Parent Class C Common Stock” and, together with the Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”), “Parent Common Stock”) (such shares of Parent Class C Common Stock, the “Royal Aggregator Shares”) and 8,637,727 units representing limited partner interests in Opco LP (the “Royal Aggregator Opco LP Units”) (such Royal Aggregator Opco LP Units, together with the Royal Aggregator Shares, the “Royal Aggregator Securities”);

WHEREAS, Rock Ridge is the Beneficial Owner of 12,165,172 shares of Parent Class C Common Stock (such shares of Parent Class C Common Stock, the “Rock Ridge Shares” and collectively with the Royal Aggregator Shares, the “Shares”) and 12,165,172 units representing limited partner interests in Opco LP (the “Rock Ridge Opco LP Units” and collectively with the Royal Aggregator Opco LP Units, the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the Securities;

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, to vote its applicable Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

ARTICLE II

ADDITIONAL SECURITIES

2.1 Additional Purchases; Adjustments. Each Holder agrees that any shares of Parent Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of Parent or Opco LP that such Holder purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Parent affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

ARTICLE III

AGREEMENT TO VOTE; PROXY; WRITTEN CONSENT

3.1 Agreement to Vote. From the date of this Agreement until the Termination Date, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called), or in connection with any written consent of the stockholders of Parent or unitholders of Opco LP, such Holder shall:

(a) appear at such meeting or otherwise cause all of the Holder’s applicable Securities owned as of the record date for such meeting to be counted as present thereat for purpose of establishing a quorum;

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(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) in favor of (i) adoption of the Merger Agreement; (ii) the approval of the Parent Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of Parent or any of its Subsidiaries necessary to effect the consummation of the Transactions as contemplated by the Merger Agreement; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) against (i) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (iv) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Holder’s applicable Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the applicable Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, extends the End Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement, but subject to Section 3.2, each Holder shall remain free to vote (or execute consents or proxies with respect to) the applicable Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. The obligations of the Holders specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Parent Board.

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3.2 Proxy. Each Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the applicable Securities as indicated in Section 3.1 above. Each Holder intends this proxy to be irrevocable and unconditional, and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by such Holder with respect to such Securities (and such Holder hereby represents that any such proxy is revocable). The proxy granted by each Holder shall be automatically revoked upon the occurrence of the earlier of the Effective Date or the Termination Date and the Company may further terminate this proxy at any time at its sole election by written notice provided to each Holder. Notwithstanding anything to the contrary contained in this Agreement or the Merger Agreement, the proxy granted by each Holder pursuant to this Section 3.2 shall only be effective immediately prior to the voting of such Securities.

3.3 [Reserved.]

3.4 Agreement to Deliver Written Consent. Each Holder irrevocably and unconditionally agrees that, promptly following the time at which the Registration Statement becomes effective (and, in any event within one (1) Business Day), it shall cause the Written Consent to be executed and delivered to Parent with respect to the applicable Securities as of the date thereof entitled to consent thereto.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 [Reserved.]

4.2 Further Assurances. Each Holder agrees that until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to restrict the ability of any Holder to transfer or otherwise enter into a transaction with respect to its Securities at any time in its sole discretion.

4.3 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by each Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Securities, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, and issue instructions with respect to the matters set forth in Article III. The Securities constitute all of the shares of Parent Common Stock and Opco LP Units owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Opco LP, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to transfer or cause to be transferred to any person any of the Securities or otherwise enter into a transaction with respect to its Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b) Organization; Authority. As applicable to each Holder, Royal Aggregator is a limited partnership, and Rock Ridge is a limited liability company, each duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

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ARTICLE VI

MISCELLANEOUS

6.1 [Reserved.]

6.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, as applicable, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.3 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.4 Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) an amendment to the Merger Agreement without the prior written consent of each Holder that (A) reduces the consideration payable in the Parent Merger, on a per share of Parent Common Stock basis, (B) changes the form of consideration payable in the Parent Merger to the holders of Parent Common Stock, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) and (iv) mutual consent of the parties hereto (such date, the “Termination Date”). Neither the provisions of this Section 6.4 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve a Holder from any liability arising out of or in connection with a breach of this Agreement.

6.5 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of each Holder, Parent and the Company.

6.6 [Reserved.]

6.7 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.4, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

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(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.8 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.9 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to a Holder, to:

BX Royal Aggregator LP

c/o Blackstone Inc.

345 Park Avenue

New York, NY, 10154

Attention: David Foley and Erik Belz

Email: foley@blackstone.com; erik.belz@blackstone.com

Rock Ridge Royalty Company LLC

c/o Blackstone Inc.

345 Park Avenue

New York, NY, 10154

Attention: David Foley and Erik Belz

Email: foley@blackstone.com; erik.belz@blackstone.com

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and

if to Parent, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, CO 80202

Attention:     Christopher L. Conoscenti

   Brett Riesenfeld

Email:          chris.conoscenti@sitio.com

   brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:     William H. Aaronson

   Michael Gilson

Email:          william.aaronson@davispolk.com

   michael.gilson@davispolk.com

and

if to the Company, to:

Brigham Minerals, Inc.

5914 W. Courtyard Dr., Suite 200

Austin, Texas 78730

Attention:     Robert M. Roosa

   Kari A. Potts

Email:          rroosa@brighamminerals.com

   kpotts@brighamminerals.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:     Douglas E. McWilliams

   Lande Spottswood

Email:          dmcwilliams@velaw.com

   lspottswood@velaw.com

6.10 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

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6.11 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.11 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

6.12 Stockholder Related Parties. None of the provisions of this Agreement shall in any way limit the activities of Blackstone Inc. or any of its affiliates (other than the affiliate of Blackstone Inc. that is a Holder and a party to this Agreement (each, a “Blackstone Stockholder”)); provided, however, that it will be considered a breach of this Agreement if any affiliate of a Blackstone Stockholder takes any action at the direction or instruction of such Blackstone Stockholder that would be a breach of this Agreement if such action was taken directly by such Blackstone Stockholder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

BRIGHAM MINERALS, INC.

By:	/s/ Kari A. Potts
Name:	Kari A. Potts
Title:	Vice President, General Counsel, Compliance Officer and Corporate Secretary

[Signature Page to Voting and Support Agreement]

HOLDERS:

BX ROYAL AGGREGATOR LP

By: BCP VI/BEP Holdings Manager L.L.C., its general partner

By:	/s/ David Foley
Name:	David Foley
Title:	Senior Managing Director

ROCK RIDGE ROYALTY COMPANY LLC

By:	/s/ Erik Belz
Name:	Erik Belz
Title:	Manager

[Signature Page to Voting and Support Agreement]

EXHIBIT 10.2

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of September 6, 2022 (the “Agreement”), between Sitio Royalties Corp., a Delaware corporation (“Parent”), KMF DPM HoldCo, LLC (“KMF”), Chambers DPM HoldCo, LLC (“Chambers”, and together with KMF, collectively, the “Holders”), and Brigham Minerals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger dated as of September 6, 2022 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, ((i) the merger of a wholly owned subsidiary corporation of Snapper Merger Sub I, Inc., a wholly owned subsidiary of Parent (“New Topco”), with and into Parent (the “Parent Merger”), (iii) simultaneously with the Parent Merger, the merger of a wholly owned subsidiary of New Topco with and into the Company (the “Company Merger”), and (iv) immediately following the Parent Merger and the Company Merger, the merger of a wholly owned subsidiary limited liability company of Opco LP with and into Opco LLC;

WHEREAS, the Holders are the Beneficial Owners of an aggregate 36,495,520 shares of Class C common stock, par value $0.0001 per share, of Parent (“Parent Class C Common Stock” and, together with the Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”), “Parent Common Stock”) (such shares of Parent Common Stock, the “Shares”) and 36,495,520 units representing limited partner interests in Opco LP (the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the respective Securities;

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, not to Transfer any of its Securities and to vote its Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by applicable Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

ARTICLE II

AGREEMENT TO RETAIN SECURITIES

2.1 Transfer and Encumbrance of Securities.

(a) Until the Termination Date (the “Lock-Up Period”), subject to the exceptions set forth herein, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder, Transfer any such Securities. During the Lock-Up Period, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder (A) deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto or (B) take any action that would make any representation or warranty of such Holder contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under the Agreement.

(b) The restrictions set forth in Section 2.1(a), shall not apply to:

(i) in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

(ii) in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

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(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vi) Transfers to the Company associated with (a) net withholding to satisfy tax withholding obligations or (b) net exercise to satisfy exercise price obligations, in each case, for equity-based awards pursuant to the Company’s equity incentive plans or arrangements; or

(vii) any Transfers made by a Holder pursuant to the Mergers or the other transactions contemplated by the Merger Agreement;

provided, however, that (A) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the applicable Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

2.2 Additional Purchases; Adjustments. Each Holder agrees that any shares of Parent Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of Parent or Opco LP that such Holder purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the expiration of the Lock-Up Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof, and such Holder shall promptly notify Parent and the Company of the existence of any such after acquired Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Parent affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs Parent to instruct its transfer agent to enter a stop transfer order with respect to all of the Securities. If any involuntary Transfer of any of any Holder’s Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

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ARTICLE III

AGREEMENT TO VOTE; WRITTEN CONSENT

3.1 Agreement to Vote. From the date of this Agreement until the Termination Date, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called), or in connection with any written consent of the stockholders of Parent or unitholders of Opco LP, such Holder shall:

(a) appear at such meeting or otherwise cause the applicable Securities to be counted as present thereat for purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or caused to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of such Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by such Holder) in favor of (i) adoption of the Merger Agreement; (ii) the Parent Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of Parent or any of its Subsidiaries necessary to effect the consummation of the Transactions; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

(c) vote (or execute and return an action by written consent), or caused to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of such Holder’s applicable Securities against (i) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of such Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (iv) any other action that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by such Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Securities in contravention of this Section 3.1 shall be null and void ab initio. If such Holder is the Beneficial Owner, but not the holder of record, of any Securities, such Holder agrees to take all actions reasonably necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

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Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, extends the End Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement, but subject to Section 3.2, each Holder shall remain free to vote (or execute consents or proxies with respect to) the Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. The obligations of each Holder specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Parent Board.

3.2 Agreement to Vote with Respect to Company Designated Directors. Each Holder irrevocably and unconditionally agrees that, contingent on the Effective Time having occurred prior thereto, at the 2023 annual meeting of the stockholders of New Parent such Holder shall, (a) appear at such meeting or otherwise cause the securities of New Parent received as Parent Merger Consideration with respect to the applicable Securities pursuant to the Parent Merger eligible to vote and continued to be held by such Holder (such securities then-held by such Holder, the “Post-Closing New Parent Securities”) to be counted as present thereat for purpose of establishing a quorum and (b) vote (or execute and return an action by written consent), or caused to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of such Holder’s applicable Post-Closing New Parent Securities in favor of the election of any director that was designated by the Company to be nominated to the Board of Directors of New Parent in accordance with Section 2.5(b) of the Merger Agreement (such directors, the “Company Designated Directors”).

3.3 Proxy. Each Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the applicable Securities as indicated in Section 3.1 above. Each Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by such Holder with respect to the Securities (and such Holder hereby represents that any such proxy is revocable). The proxy granted by each Holder shall be automatically revoked upon the occurrence of the earlier of the Effective Date or the Termination Date and the Company may further terminate this proxy at any time at its sole election by written notice provided to the Holders.

3.4 Agreement to Deliver Written Consent. Each Holder irrevocably and unconditionally agrees that, promptly following the time at which the Registration Statement becomes effective (and, in any event within one (1) Business Day), it shall cause the Written Consent to be executed and delivered to Parent with respect to the Securities as of the date thereof entitled to consent thereto.

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3.5 No Short Sales. Each Holder agrees that, from the date of this Agreement to and including the termination of this Agreement, none of such Holder nor any person or entity acting on behalf of such Holder or pursuant to any understanding with such Holder will engage in any Short Sales with respect to securities of Parent or the Company. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers, in each case, solely to the extent it has the same economic effect as a “short sale” as defined in Rule 200 of Regulation SHO under the Exchange Act.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 [Reserved.]

4.2 Further Assurances. Each Holder agrees that from and after the date hereof and until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.3 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by such Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder hereby represents and warrants as follows:

(a) Ownership. Such Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Securities. The Securities constitute all of the shares of Parent Common Stock and Opco LP Units owned of record or beneficially by such Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Opco LP, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which such Holder is a party obligating such Holder to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

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(b) Organization; Authority. Such Holder is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. Such Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of such Holder, enforceable against such Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by such Holder or the performance of such Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by such Holder of this Agreement will not (i) violate any provision of any Law applicable to such Holder; (ii) violate any order, judgment or decree applicable to such Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which such Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by such Holder of this Agreement does not, and the performance of such Holder’s obligations hereunder, require such Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act or would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Holder’s ability to satisfy its obligations hereunder.

(e) Absence of Litigation. To the knowledge of such Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against such Holder that would prevent the performance by such Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which such Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 [Reserved].

6.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

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6.3 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

6.4 Termination. This Agreement (other than Section 3.2, which shall terminate immediately following the 2023 annual meeting of New Topco), shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) the date of any amendment to the Merger Agreement without the prior written consent of the Holder that (A) reduces the consideration payable in the Parent Merger, on a per share of Parent Common Stock basis, (B) changes the form of consideration payable in the Parent Merger to the holders of Parent Common Stock, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) and (iv) the termination of this Agreement by mutual written consent of the Company, the Holders and the Parent (such earliest date, the “Termination Date”). Neither the provisions of this Section 6.4 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve any Holder from any liability arising out of or in connection with a breach of this Agreement.

6.5 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Holders, Parent and the Company.

6.6 [Reserved.]

6.7 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.4, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

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provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective; provided, further that, following the Closing, no waiver of the agreements set forth in Section 3.2 shall be effective unless such waiver is agreed in writing by a majority of the Company Designated Directors.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.8 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.9 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holders, to:

Kimmeridge Energy Management Company, LLC

412 W 15th Street

New York, NY 10011

Attention: Tamar Goldstein

Email: tamar.goldstein@kimmeridge.com

with a required copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention:     Adriana Schwartz

Email:           adriana.schwartz@srz.com

and

if to Parent, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, CO 80202

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Attention:	Christopher L. Conoscenti
Brett Riesenfeld
Email:	chris.conoscenti@sitio.com
brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:	William H. Aaronson
Michael Gilson
Email:	william.aaronson@davispolk.com
michael.gilson@davispolk.com

and

if to the Company, to:

Brigham Minerals, Inc.
5914 W. Courtyard Dr., Suite 200
Austin, Texas 78730
Attention:	Robert M. Roosa
Kari A. Potts
Email:	rroosa@brighamminerals.com
kpotts@brighamminerals.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:	Douglas E. McWilliams
Lande Spottswood
Email:	dmcwilliams@velaw.com
lspottswood@velaw.com

6.10 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

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6.11 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.11 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

BRIGHAM MINERALS, INC.

By:	/s/ Kari A. Potts
Name:	Kari A. Potts
Title:	Vice President, General Counsel, Compliance Officer and Corporate Secretary

[Signature Page to Voting and Support Agreement]

HOLDER:

KMF DPM HOLDCO, LLC
CHAMBERS DPM HOLDCO, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel

[Signature Page to Voting and Support Agreement]

EXHIBIT 10.3

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of September 6, 2022 (the “Agreement”), between Sitio Royalties Corp., a Delaware corporation (“Parent”), Source Energy Leasehold, LP, a Delaware limited partnership (“SEL”) and Permian Mineral Acquisitions, LP, a Delaware limited partnership (“PMA” and together with SEL, each, a “Holder” and together, the “Holders”), and Brigham Minerals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger dated as of September 6, 2022 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of a wholly owned subsidiary corporation of Snapper Merger Sub I, Inc., a wholly owned subsidiary of Parent (“New Topco”), with and into Parent (the “Parent Merger”), (iii) simultaneously with the Parent Merger, the merger of a wholly owned subsidiary of New Topco with and into the Company (the “Company Merger”), and (iv) immediately following the Parent Merger and the Company Merger, the merger of a wholly owned subsidiary limited liability company of Opco LP with and into Opco LLC;

WHEREAS, SEL is the Beneficial Owner of 7,380,700 shares of Class C common stock, par value $0.0001 per share, of Parent (“Parent Class C Common Stock” and, together with the Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”), “Parent Common Stock”) (such shares of Parent Class C Common Stock, the “SEL Shares”) and 7,380,700 units representing limited partner interests in Opco LP (the “SEL Opco LP Units”) (such SEL Opco LP Units, together with the SEL Shares, the “SEL Securities”);

WHEREAS, PMA is the Beneficial Owner of 5,554,420 shares of Parent Class C Common Stock (such shares of Parent Class C Common Stock, the “PMA Shares” and collectively with the SEL Shares, the “Shares”) and 5,554,420 units representing limited partner interests in Opco LP (the “PMA Opco LP Units” and collectively with the SEL Opco LP Units, the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the Securities;

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, not to Transfer any of its applicable Securities and to vote its applicable Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

ARTICLE II

AGREEMENT TO RETAIN SECURITIES

2.1 Transfer and Encumbrance of Securities.

(a) Until the Termination Date (the “Lock-Up Period”), subject to the exceptions set forth herein, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder, Transfer any such Securities. During the Lock-Up Period, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder (A) deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto or (B) take any action that would make any representation or warranty of such Holder contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under the Agreement.

(b) The restrictions set forth in Section 2.1(a), shall not apply to:

(i) in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

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(ii) in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; or

(vi) Transfers to the Company associated with (a) net withholding to satisfy tax withholding obligations or (b) net exercise to satisfy exercise price obligations, in each case, for equity-based awards pursuant to the Company’s equity incentive plans or arrangements;

provided, however, that (A) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of a Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

2.2 Additional Purchases; Adjustments. Each Holder agrees that any shares of Parent Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of Parent or Opco LP that such Holder purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the expiration of the Lock-Up Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Parent affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs Parent to instruct its transfer agent to enter a stop transfer order with respect to all of the Securities. If any involuntary Transfer of any of a Holder’s Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

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ARTICLE III

AGREEMENT TO VOTE; WRITTEN CONSENT

3.1 Agreement to Vote. From the date of this Agreement until the Termination Date, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called), or in connection with any written consent of the stockholders of Parent or unitholders of Opco LP, such Holder shall:

(a) appear at such meeting or otherwise cause the applicable Securities to be counted as present thereat for purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) in favor of (i) adoption of the Merger Agreement; (ii) the approval of the Parent Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of Parent or any of its Subsidiaries necessary to effect the consummation of the Transactions as contemplated by the Merger Agreement; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities against (i) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (iv) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Holder’s applicable Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

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Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the applicable Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, extends the End Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement each Holder shall remain free to vote (or execute consents or proxies with respect to) the applicable Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. The obligations of the Holder specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Parent Board.

3.2 [Reserved.]

3.3 [Reserved.]

3.4 Agreement to Deliver Written Consent. Each Holder irrevocably and unconditionally agrees that, promptly following the time at which the Registration Statement becomes effective (and, in any event within one (1) Business Day), it shall cause the Written Consent to be executed and delivered to Parent with respect to the applicable Securities as of the date thereof entitled to consent thereto.

3.5 No Short Sales. Each Holder agrees that, from the date of this Agreement to and including the termination of this Agreement, none of such Holder nor any person or entity acting on behalf of such Holder or pursuant to any understanding with such Holder will engage in any Short Sales with respect to securities of Parent or the Company. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 [Reserved.]

4.2 Further Assurances. Each Holder agrees that until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.3 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by each Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Securities. The Securities constitute all of the shares of Parent Common Stock and Opco LP Units owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Opco LP, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b) Organization; Authority. As applicable to each Holder, SEL and PMA are each a limited partnership duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

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(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 [Reserved.]

6.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, as applicable, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.3 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.4 Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) an amendment to the Merger Agreement without the prior written consent of each Holder that (A) reduces the consideration payable in the Parent Merger, on a per share of Parent Common Stock basis, (B) changes the form of consideration payable in the Parent Merger to the holders of Parent Common Stock, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) and (iv) mutual consent of the parties hereto (such date, the “Termination Date”). Neither the provisions of this Section 6.4 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve a Holder from any liability arising out of or in connection with a breach of this Agreement.

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6.5 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of each Holder, Parent and the Company.

6.6 [Reserved.]

6.7 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.4, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.8 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.9 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

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if to a Holder, to:

Source Energy Leasehold, LP

3333 WELBORN ST STE 400

Dallas, TX 75219-5155

Attention: Allen Li and Jordan Mikes

Email: ali@oaktreecapital.com; jmikes@oaktreecapital.com

and

Permian Mineral Acquisitions, LP

3333 WELBORN ST STE 400

Dallas, TX 75219-5155

Attention: Allen Li and Jordan Mikes

Email: ali@oaktreecapital.com; jmikes@oaktreecapital.com

and

if to Parent, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, CO 80202

Attention:      Christopher L. Conoscenti

    Brett Riesenfeld

Email:            chris.conoscenti@sitio.com

    brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:      William H. Aaronson

    Michael Gilson

Email:            william.aaronson@davispolk.com

    michael.gilson@davispolk.com

and

if to the Company, to:

Brigham Minerals, Inc.

5914 W. Courtyard Dr., Suite 200

Austin, Texas 78730

Attention:      Robert M. Roosa

    Kari A. Potts

Email:            rroosa@brighamminerals.com

    kpotts@brighamminerals.com

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with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:      Douglas E. McWilliams

    Lande Spottswood

Email:            dmcwilliams@velaw.com

    lspottswood@velaw.com

6.10 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.11 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.11 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

6.12 Stockholder Related Parties. None of the provisions of this Agreement shall in any way limit the activities of Oaktree Capital Management or any of its affiliates (other than the affiliate of Oaktree Capital Management that is a Holder and a party to this Agreement (each, an “Oaktree Stockholder”)); provided, however, that it will be considered a breach of this Agreement if any affiliate of an Oaktree Stockholder takes any action at the direction or instruction of such Oaktree Stockholder that would be a breach of this Agreement if such action was taken directly by such Oaktree Stockholder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

BRIGHAM MINERALS, INC.

By:	/s/ Kari A. Potts
Name:	Kari A. Potts
Title:	Vice President, General Counsel, Compliance Officer and Corporate Secretary

[Signature Page to Voting and Support Agreement]

HOLDERS:

SOURCE ENERGY LEASEHOLD, LP

By:	Source Energy Operating, LP,
its general partner

By:	Source Energy Manager, LLC
its general partner

By:	/s/ Brandon Benson
Name:	Brandon Benson
Title:	Managing Partner

PERMIAN MINERAL ACQUISITIONS, LP

By:	Permian Mineral Acquisitions GP, LLC,
its general partner

By:	/s/ Brandon Benson
Name:	Brandon Benson
Title:	Managing Partner

[Signature Page to Voting and Support Agreement]